2011 ANNUAL REPORT
NOTICE OF 2012 ANNUAL MEETING
AND PROXY STATEMENT

Level(3)®
COMMUNICATIONS

Some of the statements made in this Annual Report to Stockholders are forward-looking in nature and are based on management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. Important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, the company's ability to: successfully integrate the Global Crossing acquisition or otherwise realize the anticipated benefits thereof; manage risks associated with continued uncertainty in the global economy; obtain additional financing, particularly in the event of disruptions in the financial markets; manage continued or accelerated decreases in market pricing for communications services; maintain and increase traffic on its network; develop and maintain effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; adapt to rapid technological changes that could adversely affect the company's competitiveness; defend intellectual property and proprietary rights; obtain capacity for its network from other providers and interconnect its network with other networks on favorable terms; attract and retain qualified management and other personnel; successfully integrate future acquisitions; effectively manage political, legal, regulatory, foreign currency and other risks it is exposed to due to its substantial international operations; mitigate its exposure to contingent liabilities; and meet all of the terms and conditions of its debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

To Our Stockholders:

2011 was a transformational year for our company. It was a year in which we successfully completed the acquisition of Global Crossing, creating a global communications company unlike any other. And it is exactly the company that our customers tell us they have been waiting for.

Customers tell us they want a communications partner with the kind of stability, size, scope and scale that they could previously get only from the large telcos. But they also want a company that is easy to do business with, that listens carefully to what they have to say and continues to invest in helping to solve their needs. We continue to hear from them that they are excited by our company's opportunity and promise. We are encouraged by their support and determined to meet their needs and expectations.

Our customers recognize that no other communications company has the scale and reach of network that we now have, with network facilities in more than 45 countries, all connected by substantial undersea cable infrastructure reaching five continents. No other communications company has a portfolio of services and solutions that are so well matched to today's set of customer needs—from basic infrastructure, conduit, fiber and datacenters to advanced voice products and managed services. And at a time when global demand for video content delivered over the Internet is the largest consumer of bandwidth, we believe we are in a unique position to benefit given our content delivery technology and scalable, global network platform.

We are no longer going to be satisfied being the upstart alternative to the traditional telcos. We offer local to global to local solutions to the right customers in the right geographies. Our objective is to be the first choice for the world's most sophisticated communications needs, and we are determined to achieve that position.

Financial Strength

Our financial strength has improved along with our operational strength. As we write this letter, our annual revenue is now more than $6 billion, with Adjusted EBITDA of more than $1.2 billion. We have much greater revenue diversity, with nearly 30 percent of core network services (CNS) revenue coming from outside the U.S. We have a broad customer base, with more than 60 percent of CNS revenue coming from enterprises and the balance from a wide array of wholesale services.

Our credit profile has sharply improved as a result of both the Global Crossing acquisition and the capital markets transactions we completed during the year, which enabled us to reduce our net debt to Adjusted EBITDA. And we expect that this key ratio will continue to improve over the coming quarters. These advances have been recognized by two national credit rating agencies, which upgraded our credit ratings during 2011.

One Company: Integration Update

We are pleased with our progress in bringing Level 3 and Global Crossing together. As we said at the time of our fourth quarter and full year 2011 earnings call, we expect to achieve our previously announced cost savings. And most importantly, our entire company remains focused on ensuring a seamless experience for our customers as we move forward through this period.

One of the things that we're truly pleased with is the quality of the Global Crossing team that has joined us and the way in which the two teams have come together to form a workforce that we believe is unmatched in the industry.

Top Line Revenue: Engines for Growth

One of our central objectives is to maintain revenue growth momentum that both companies had achieved before the acquisition. We believe that our company has an unmatched set of global network facilities, addressable customer markets and service capabilities that will enable us to achieve this vital goal.

Key to our ability to accelerate our revenue growth rate are our extensive local networks in 170 markets in North America, Latin America and Europe. Additionally, we believe that Level 3's traditional strengths in the wholesale, media delivery and midsize customer markets, combined with Global Crossing's large enterprise services expertise, create a capability that is unrivalled in the industry.

We believe the blend of an excellent customer experience, great services, additional sales people, and an expanding addressable market—resulting from our investment in connecting our network to buildings, datacenters and other customer locations—is a proven formula for increasing revenue.

Looking Ahead

We are excited about the prospects for our business.

We have the scale of network, the scope of services, the financial strength and the passion for customer service that, taken together, are an outstanding formula for long term success. While there are challenges ahead, and there will undoubtedly be bumps in the road, we believe that the opportunities we have ahead are greater than at any time in our history.

We appreciate your continued support, and we look forward to updating you on our progress.

Walter Scott, Jr.

James Q. Crowe

References to revenue and Adjusted EBITDA are on a pro forma basis after taking into account the Global Crossing acquisition. Please see our February 8, 2012 press release for a definition of Adjusted EBITDA and a reconciliation to the closest measure calculated in accordance with generally accepted accounting principles

LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

April 5, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 24, 2012, at the Level 3 Communications Headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of 12 directors, each for a one-year term until the 2013 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
- the approval of an amendment to our restated certificate of incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333; and
- the approval of the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 6,500,000; and
- the ratification of our implementation of a Rights Agreement that is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended; and
- the approval of the named executive officer executive compensation, which vote is on an advisory basis; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect the 12 nominees for director, each for a one-year term until the 2013 Annual Meeting of Stockholders, approve the amendment to our restated certificate of incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333, approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 6,500,000, ratify the implementation of the Rights Agreement, and approve the named executive officer compensation on an advisory basis. See "REELECTION OF DIRECTORS PROPOSAL," "COMMON STOCK PROPOSAL," "STOCK PLAN PROPOSAL," "RATIFICATION OF RIGHTS AGREEMENT PROPOSAL," and "VOTE ON COMPENSATION PROPOSAL."

Following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, if you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that was previously mailed to you, or, if you requested or otherwise received printed copies of the proxy materials, you can also vote by mail, by telephone or on the Internet as instructed on the proxy card that you received. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card.

Sincerely,

Walter Scott

Walter Scott, Jr.
Chairman of the Board

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TABLE OF CONTENTS

LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS
To be held May 24, 2012

To the Stockholders of Level 3 Communications, Inc.:

The 2012 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting") of Level 3 Communications, Inc., a Delaware corporation ("Level 3" or "our"), will be held at the Headquarters of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 24, 2012, for the following purposes:

1. To reelect all 12 directors of the Board of Directors of Level 3 each for a one-year term until the 2013 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve an amendment to our restated certificate of incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333; and
3. To approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 6,500,000; and
4. To ratify the implementation of a Rights Agreement that is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended; and
5. To approve the named executive officer compensation, which vote is on an advisory basis; and
6. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 30, 2012 as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the Annual Meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 14, 2012, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The 12 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to approve an amendment to our restated certificate of incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333 requires the affirmative vote of a majority of the outstanding shares of our common stock. The proposal to approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 6,500,000 requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. The proposal to ratify the implementation of a Rights Agreement that is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended requires the affirmative vote of a majority of the outstanding shares of our common stock. The proposal to approve the named executive officer compensation on an advisory basis, requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, IF YOU DO NOT WISH TO VOTE IN PERSON OR IF YOU WILL NOT BE ATTENDING THE ANNUAL MEETING, YOU MAY VOTE BY PROXY. YOU CAN VOTE BY PROXY OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT WAS PREVIOUSLY MAILED TO YOU, OR, IF YOU REQUESTED OR OTHERWISE RECEIVED PRINTED COPIES OF THE PROXY MATERIALS, YOU CAN ALSO VOTE BY MAIL, BY TELEPHONE OR ON THE INTERNET AS INSTRUCTED ON THE PROXY CARD THAT YOU RECEIVED. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

By Order of the Board of Directors

Dated: April 5, 2012

Walter Scott, Jr.
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 24, 2012: The Level 3 Communications, Inc. Proxy Statement for the 2012 Annual Meeting of Stockholders and the 2011 Annual Report to Stockholders are available at http://www.ematerials.com/lvlt.

Level(3) COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement

April 5, 2012

2012 ANNUAL MEETING OF STOCKHOLDERS

May 24, 2012

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on May 24, 2012, or any adjournment or postponements thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed or made available to Stockholders on or about April 5, 2012. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

BACKGROUND INFORMATION

Why am I receiving these materials?

Our Board of Directors has made these materials available to you in connection with the Board's solicitation of proxies for use at the Annual Meeting, which will take place on May 24, 2012. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

What is included in these materials?

These materials include:

- Our Proxy Statement for the Annual Meeting; and
- Our 2011 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you received printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting. These materials can also be viewed online at *www.ematerials.com/lvlt.*

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and is more environmentally friendly. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Will senior management be making a presentation at the Annual Meeting?

Yes, following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

What items will be voted on at the Annual Meeting?

The following are the items that will be voted on at the Annual Meeting:

1. To reelect all 12 directors of the Board of Directors of Level 3 each for a one-year term until the 2013 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve an amendment to our restated certificate of incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333; and
3. To approve the amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 6,500,000; and
4. To ratify the implementation of a Rights Agreement that is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended; and
5. To approve the named executive officer compensation, which vote is on an advisory basis.

What are our Board of Directors' voting recommendations?

Our Board of Directors recommends that you **reelect** the 12 nominees for director, each for a one-year term until the 2013 Annual Meeting of Stockholders, that you vote **for** the approval of the proposed amendment our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333, that you vote **for** approval of the amendment of our Plan to increase the number shares of our common stock, par value $.01 per share reserved for issuance under that plan by 6,500,000, that you vote **for** ratification of the implementation of a Rights Agreement that is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended, and that you vote **for** approval of the named executive officer compensation, which vote is on an advisory basis.

Where are Level 3's principal executive offices located, and what is Level 3's main telephone number?

Level 3's principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Our main telephone number is (720) 888-1000.

Does the information in this Proxy Statement reflect the 1-for-15 reverse stock-split that was implemented in October 2011?

Yes. All of the common stock and common stock related information presented in this Proxy Statement reflects the 1-for-15 reverse stock split that was implemented in October 2011.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), we are required to provide access to our proxy materials over the Internet. Accordingly, we have sent a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners as well as to employees who participate in the Level 3 Communications 401(k) Plan and hold units in the Level 3 Stock Fund. You will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Choosing to receive your proxy materials by email saves us the cost of printing and mailing documents to you and is more environmentally friendly.

Who may vote at the Annual Meeting?

If you owned our common stock at the close of business on March 30, 2012 (the "Record Date"), then you may attend and vote at the meeting. At the close of business on the Record Date, we had 216,217,175 shares of common stock issued and outstanding, all of which were entitled to one vote on the matters to be considered at the meeting.

What shares are represented by the proxy card that was delivered?

If we delivered a proxy card to you, the proxy represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. A proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you also will include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by Level 3.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of Level 3's outstanding common stock on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

- Are present and vote in person at the meeting; or

- Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

If I am a stockholder of record of Level 3's shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by mail, by telephone or on the Internet.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the organization that holds your shares.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions;

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters, including the REELECTION OF DIRECTORS PROPOSAL, COMMON STOCK PROPOSAL, STOCK PLAN PROPOSAL, RATIFICATION OF RIGHTS AGREEMENT PROPOSAL, and VOTE ON COMPENSATION PROPOSAL. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted (which, in the case of the COMMON STOCK PROPOSAL and the RATIFICATION OF RIGHTS AGREEMENT PROPOSAL, is equivalent to a vote against those proposals). We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are the shares of our common stock that are attributable to the units held in the Level 3 Stock Fund that is a part of our 401(k) Plan voted?

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, your voting instructions will also instruct the trustee of the plan how to vote the shares allocated to your 401(k) Plan account. If you do not vote your proxy (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the way the other 401(k) Plan participants vote their shares. Votes under the Level 3 Communications, Inc. 401(k) Plan receive the same confidentiality as all other votes.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. Abstentions only have an effect on the outcome of any matter being voted on at the Annual Meeting that requires the approval based on our total shares of common stock outstanding. Two of the proposals to be considered at the Annual Meeting require an affirmative vote based on the total shares outstanding. For these proposals, an abstention is equivalent to a vote against the proposal.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal 1—Election of directors	The 12 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 2—The amendment to our restated certificate of incorporation to increase the number of authorized shares of our common stock, par value $.01 per share, by 50 million from 293,333,333 to 343,333,333.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 3—The amendment of our Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share reserved for issuance under the Plan by 6,500,000.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 4—The ratification of the implementation of a Rights Agreement that is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 5—The approval of the named executive officer compensation, which vote is on an advisory basis.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked. Other than as described here, there are no limitations on your ability to revoke or change your vote. If you hold your shares in street name, you should consult your broker for information regarding how to revoke or change your vote.

Is cumulative voting permitted for the election of directors?

Our Restated Certificate of Incorporation and Amended and Restated By-laws do not permit you to cumulate your votes.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Level 3 or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board of Directors.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowner Services, will tally the vote, which will be certified by an Inspector of Election who is a Level 3 employee.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and will be reported by us through the filing of a Form 8-K, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, on or before May 30, 2012.

Am I entitled to appraisal rights?

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of the State of Delaware entitle stockholders to appraisal rights.

Who is paying for the cost of this proxy solicitation?

Level 3 is paying the costs of the solicitation of proxies. We must pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

What is householding of Proxy Materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, (720) 888-1000. If you want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

What is the deadline to propose actions for consideration at the 2013 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at future annual meetings of stockholders.

A stockholder who would like to have a proposal considered for inclusion in our 2013 Proxy Statement must submit the proposal so that it is received by us no later than December 6, 2012. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2013 Proxy Statement, but instead wishes to present it directly at the 2013 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 25, 2013, but no earlier than February 23, 2013, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 25, 2013 will not be voted on at the 2013 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2013 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2013 Annual Meeting.

If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must also state the information described below under the caption "REELECTION OF DIRECTORS PROPOSAL—*Nominating Procedures,*" and "REELECTION OF DIRECTORS PROPOSAL—*Additional Information for Submission of Nominations for Director.*"

All proposals must be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

How can I communicate with the independent directors on Level 3's Board?

If you wish to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3, you should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

REELECTION OF DIRECTORS PROPOSAL

At the Annual Meeting, the 12 directors that are standing for reelection will be reelected to hold office for a one-year term until the 2013 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee of the Board considers individuals recommended by members of the committee, other directors, members of management, stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider those candidates using the criteria described below. The committee members apply the criteria described below, and also exercise their judgment to select those potential candidates that they believe are best suited to serve as members of our Board and, when considered as a group, provide a diversity of viewpoints, professional experiences, educational backgrounds, professional skills and other individual qualities and attributes that contribute to Board heterogeneity and effectiveness.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and our stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for the full Board's consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

In connection with our acquisition of Global Crossing Limited, on April 10, 2011, we entered into a Stockholder Rights Agreement with STT Crossing Ltd., which was the majority shareholder of Global Crossing. We refer to this agreement as the STT Stockholder Rights Agreement. Pursuant to the STT Stockholder Rights Agreement, STT Crossing has the right to nominate for election to the Board that number of individuals as required by the terms of the STT Stockholder Rights Agreement. For 2012, STT Crossing is entitled to designate for nomination three individuals. Pursuant to the STT Stockholder Rights Agreement, the Nominating and Governance Committee of the Board, subject to the fiduciary duties of the members of that committee and any applicable regulation or listing requirement of the New York Stock Exchange, is obligated to nominate the individuals designated by STT Crossing for election to the Board. In addition, the Board is required to recommend that the stockholders vote in favor of the nominees designated by STT Crossing and we are required to use all reasonable efforts to cause the individuals to be elected as members of the Board. In making its recommendations to the full Board regarding the nominees for election to our Board at the Annual Meeting, the Nominating and Governance Committee of the Board considered the reasons stated by STT Crossing for why its designees were selected. These reasons are included in the biographies for each of the STT Crossing designees below.

We will report any material change to any of these procedures in a quarterly or annual filing with the SEC and any new procedure will be available on our website at www.level3.com.

The members of the Nominating and Governance committee believe that each of the nominees meet the criteria described above. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Level 3 and our Board.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 15, 2012. Other than James Q. Crowe and Charles C. Miller, III, none of these directors is our employee.

Name	Age	Position
Walter Scott, Jr.	80	Chairman of the Board
James Q. Crowe	62	Chief Executive Officer and Director(4)
General Kevin P. Chilton	57	Director(4)
Admiral Archie R. Clemins	68	Director(1)(5)
Steven T. Clontz	61	Director(3)
Admiral James O. Ellis, Jr.	64	Director(3)(4)
Richard R. Jaros	60	Director(2)
Michael J. Mahoney	61	Director(1)(2)
Charles C. Miller, III	59	Vice Chairman, Executive Vice President and Director(4)(5)
John T. Reed	68	Director(1)(3)(4)
Peter Seah Lim Huat	65	Director(2)
Dr. Albert C. Yates	70	Director(2)

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee
(4) Member of Classified Business and Security Committee
(5) Member of Strategic Planning Committee

The members of the Nominating and Governance committee as well as the full Board believe that the nominees have the following particular experience, qualifications, attributes or skills to serve as a member of our Board.

Walter Scott, Jr. has been our Chairman of the Board since September 1979, and our director since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company ("MidAmerican"), and Valmont Industries, Inc. Mr. Scott was also previously a director of Burlington Resources Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth") and RCN Corporation ("RCN"). The Board selected Mr. Walter Scott, Jr. to serve as a director because it believes he possesses valuable management and financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Scott has over 50 years of business experience in leading a large and complex organization such as Level 3. In addition, Mr. Scott has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry, which informs his judgment and risk assessment as a Board member.

James Q. Crowe has been our Chief Executive Officer since August 1997, and our director since June 1993. Mr. Crowe was also our President until July 2000. Mr. Crowe is Chairman of the National Telecommunications Security Advisory Committee, a group of chief executives of major telecommunications companies which provides advice to the President of the United States concerning matters of telecommunications services security. Mr. Crowe was previously Chairman of the Network Reliability and Interoperability Council, a committee of industry executives that advises the U.S. Federal Communications Commission on issues affecting the reliability of the United States' telecommunications infrastructure. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom, Inc. from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is a member of the Board of Directors of Denver Health and Hospital Authority and was also previously a director of Commonwealth and RCN. The Board selected Mr. Crowe to serve as a director because he is our Chief Executive Officer, and the Board believes that it is critical that our chief executive officer serve as a member of our Board for a variety of reasons, including Mr. Crowe's central role in formulating and leading the implementation of our business strategy. Mr. Crowe has approximately 25 years of experience in leading companies in various portions of the telecommunications industry, and approximately 25 years of experience in guiding companies seeking to raise capital in both the private and public capital markets. Mr. Crowe's expansive knowledge of the telecommunications industry as well as relationships with senior management at other telecommunications companies bring a unique and valuable perspective to the Board. Mr. Crowe is currently serving as a member of the Board's Classified Business and Security Committee.

General Kevin P. Chilton was appointed to the Board on April 5, 2012. In February 2011, General Chilton retired from the U.S. Air Force after 34 years of service. General Chilton served as Commander, U.S. Strategic Command, from 2007 through 2011, overseeing operations for the U.S. Department of Defense nuclear, space and cyberspace operations. From 2006 to 2007, General Chilton served as Commander of Air Force Space Command, where he was responsible for all Air Force space and nuclear ICBM programs. He previously served in a variety of command positions and as a pilot and test pilot. General Chilton also served as a NASA astronaut from 1987 to 1996, including on three space shuttle flights, and as the Deputy Program Manager for the International Space Station from 1996 to 1998. General Chilton is a director of Anadarko Petroleum Corporation and Orbital Sciences Corporation. General Chilton is also a member of the board of the Aerospace Corporation, a federally funded research and development center that is sponsored by the United States Air Force, and provides objective technical analyses and assessments for space programs that serve the U.S. national interest. The Board selected General Chilton to serve as a director because it will benefit from his extensive command and leadership experience in the Air Force, which provides him with a valuable blend of political, legislative, international and regulatory knowledge and experience as we continue to implement our business strategy and review opportunities to grow our business with various federal, state and local governmental departments and agencies. General Chilton also gained managerial, financial and executive experience with his involvement in preparing the Air Force five-year budget/program for several years. General Chilton is a member of the Board's Classified Business and Security Committee.

Admiral Archie R. Clemins U.S. Navy (ret.) has been our director since October 2011. Admiral Clemins has been designated as a nominee by STT Crossing pursuant to the STT Stockholder Rights Agreement. Since January 2000, Admiral Clemins has been the owner and President of Caribou Technologies, Inc., an international consulting firm, and concentrates on the transition and integration of commercial technology to the government sectors, both in the United States and Asia. From 2008 to April 2011, he served as a director of Cyalume Technology Holdings, Inc. He also served as a director of Global Crossing from December 2003 until its sale to us in October 2011. In addition to serving on the boards of other technology, nonprofit and venture capital concerns, Admiral Clemins is a Venture/Limited Partner with Highway 12 Ventures. As an officer of the United States Navy from 1966 through December 1999, Admiral Clemins' active duty service included command of the attack submarine USS Pogy (SSN-647), Commander, U.S. Seventh Fleet, and Admiral and the 28th Commander of the U.S. Pacific Fleet. STT Crossing believes that Admiral Clemins' U.S. Navy leadership positions give him a unique perspective on organizational management and will allow him to bring to Level 3's board insights on economic, government and foreign policy issues. STT Crossing also believes that his experience with technology companies will give him great familiarity with many of the types of issues that Level 3 faces in its business as a telecommunications company. Currently, Admiral Clemins is a member of the Audit Committee and the chairman of the Strategic Planning Committee.

Steven T. Clontz has been a member of the Board since April 5, 2012. Mr. Clontz served as a member of the executive committee of Global Crossing from December 2003 until its sale to us in October 2011. Mr. Clontz has been Senior Executive Vice President for North America and Europe of Singapore Technologies Pte Ltd since January 2010. He was chief executive officer of StarHub Ltd from 1999 to 2009, and has served as a director of StarHub Ltd since 1999. From December 1995 through December 1998, Mr. Clontz served as chief executive officer, president and a director of IPC Information Systems, based in New York City. Prior to that, Mr. Clontz worked at BellSouth International, joining in 1987 and holding senior executive positions of increasing responsibility, serving the last three years as president Asia-Pacific. Mr. Clontz has served as a director of InterDigital, Inc. since 1998 and Equinix since 2005. Mr. Clontz began his career as an engineer with Southern Bell in 1973. STT Crossing believes that Mr. Clontz will bring to Level 3's board extensive telecommunications business and operating experience, and that his leadership roles at non-U.S. companies will bring an international perspective that will add diversity to the deliberations of Level 3's board. Mr. Clontz is a member of the Board's Nominating and Governance Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been our director since March 2005. Since May 2005, Admiral Ellis has been the President and Chief Executive Officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, reporting directly to the Secretary of Defense, before retiring in July 2004 after 35 years of service in the U.S. Navy. In his Naval career, he held seven commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator, is a graduate of the U.S. Naval Test Pilot School and was qualified in the operation and maintenance of naval nuclear power plants. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis has over 40 years of experience in managing and leading large and complex technology-focused organizations, in large part as a result of serving for 35 years as an active duty member of the U.S. Navy. The Board selected Admiral Ellis to serve as a director because it believes that it benefits from his insights gained from his years of management and government experience as we continue to implement our business strategy and review various opportunities to grow our business with various federal, state and local governmental departments and agencies. Admiral Ellis is currently serving as the chairman of the Board's Classified Business and Security Committee and the Nominating and Governance Committee.

Richard R. Jaros has been our director since June 1993 and served as our President from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as our Executive Vice President from 1993 to 1996 and our Chief Financial Officer from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros was previously a director of Commonwealth, MidAmerican and RCN. Mr. Jaros has over 30 years of business, finance and general management experience gained from serving in various capacities with telecommunications, diversified and alternative energy companies. As part of that experience, Mr. Jaros has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry. The Board selected Mr. Jaros to serve as a director because of his general business and finance experience, and that as a result of that experience, the Board believes he is familiar with many of the same issues that we face. Mr. Jaros has been involved in succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Jaros currently serves as the chairman of the Board's Compensation Committee.

Michael J. Mahoney has been our director since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Directors of FairPoint Communications, Inc. and the Board of Trustees of Wilkes University. Mr. Mahoney has over 30 years of experience in leading and directing companies in the telecommunications industry, having most recently served as the Chief Executive Officer of Commonwealth. The Board selected Mr. Mahoney to serve as a director because it believes he has extensive experience related to the delivery of communications services to a wide variety of customers, and because he has run a communications company with many of the same issues that we face. As a former chief executive officer, Mr. Mahoney has been involved in strategic planning, operations, succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Mahoney is currently a member of the Board's Audit Committee and Compensation Committee.

Charles C. Miller, III has been our Vice Chairman and Executive Vice President since February 2001. Mr. Miller has also been our director since February 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining us, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995. Mr. Miller has over 30 years of experience in strategy and corporate development for companies in the communications industry. The Board selected Mr. Miller to serve as a director because of his significant knowledge of the telecommunications industry and as our vice chairman and executive vice president responsible for strategy, corporate development and corporate communications, Mr. Miller brings a unique and valuable perspective to the Board for strategy and corporate development matters. Mr. Miller is a member of the Board's Classified Business and Security Committee and the Strategic Planning Committee.

John T. Reed has been our director since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of Investors Real Estate Trust, a real estate investment trust. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed was also previously a director of Bridges Investment Fund, Inc., a mutual fund and First National Nebraska, Inc. The Board selected Mr. Reed to serve as a director because of his more than 40 years of experience in finance, accounting and management, and that the Board benefits from his insights gained from that experience.

Mr. Reed is currently serving as the chairman of the Board's Audit Committee and is a member of the Board's Classified Business and Security Committee and the Nominating and Governance Committee

Peter Seah Lim Huat has been a member of the Board since October 2011. Mr. Seah has been designated as a nominee by STT Crossing pursuant to the STT Stockholder Rights Agreement. Since January 2005, Mr. Seah has been a member of the Temasek Advisory Panel of Temasek Holdings (Private) Limited and since November 2004 he has been a Deputy Chairman of the board of directors of STT Communications Ltd. He also served as vice chairman of the Board of Directors of Global Crossing from December 2003 until its sale to us in October 2011. From December 2001 until December 2004 he was President and Chief Executive Officer of Singapore Technologies Pte Ltd (which we refer to as Singapore Technologies) and also a member of its board of directors. Before joining Singapore Technologies in December 2001, he was a banker for the prior 33 years, retiring as Vice Chairman & Chief Executive Officer of Overseas Union Bank in September 2001. Mr. Seah has been Chairman of Singapore Technologies Engineering Ltd since 2002. He also has served on the boards of CapitaLand Limited since 2001, StarHub Ltd and STATS ChipPAC Ltd. since 2002 and LaSalle Foundation Limited since 2007. In addition, Mr. Seah has served on the boards of the DBS Bank Ltd and DBS Group Holdings Ltd since 2009. He also served on the boards of SembCorp Industries Ltd from 1998 to 2010, PT Indosat Tbk from 2002 to 2008, STT from 2004 to 2010 and Bank of China Limited from 2006 to 2010. STT Crossing believes that Mr. Seah's service as the chief executive of Overseas Union Bank and Singapore Technologies provides him with valuable business, leadership and management experience. STT Crossing also believes that his many years of experience in banking will give him important insights into Level 3's capital structure and the capital markets. STT Crossing further believes that Mr. Seah's experience on the board of directors of many non-U.S. companies will enable him to bring a global perspective to Level 3's board, including best practices gained from other countries.

Dr. Albert C. Yates has been our director since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch, the board of directors of First Interstate Bank, Molson Coors Brewing Company and StarTek, Inc. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company. Dr. Yates has over 40 years of experience in academia and management generally. The Board selected Dr. Yates to serve as a director because it believes that it benefits from his insights gained from his years of management experience and his prior senior positions in academia as we continue to implement our business strategy as well as his extensive board and committee experience at both public and private companies. Dr. Yates is currently a member of the Board's Compensation Committee.

Our Corporate Governance Guidelines provide that a director should not be nominated to a new term if he would be over age 73 at the time of the election; however, this limitation may be waived by the Board if the Board feels to do so would be in our interests. Mr. Scott is being nominated for reelection at the 2012 Annual Meeting as a director although Mr. Scott is 80. Mr. Scott has been a Level 3 director since 1964 and the Chairman of the Board since 1979. He has demonstrated tremendous energy and commitment to his Level 3 Board service. Mr. Scott's knowledge and understanding of Level 3's business and his significant years of leadership for Level 3 are important to the Board in fulfilling its obligations to the stockholders. The Board has determined that it is in our interest that Mr. Scott stand for reelection as a Level 3 director.

The Board unanimously recommends a vote FOR the nominees named above.

Board Structure and Risk Oversight

Walter Scott, Jr., serves as our Chairman of the Board and James Q. Crowe serves as our CEO. The Board believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for Level 3 at the present time is for the CEO position to be separate from the Chairman of the Board position, a structure that has served us well for many years. The independent Board members believe that because the CEO is ultimately responsible for the day-to-day operation of Level 3 and for executing our strategy, and because our performance is an integral part of Board deliberations, the CEO should be an important part of the Board, but that under the current circumstances, a different individual act as Chairman of the Board. The Board retains the authority to modify this structure to best address our unique circumstances, and so advance the best interests of all stockholders, as and when appropriate.

The Board also believes, for the reasons set forth below, that its existing corporate governance practices also achieve independent oversight or management accountability. Our governance practices provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in our Corporate Governance Guidelines and the various Board committee charters, which are available on our website. Some of the relevant processes and other corporate governance practices include the following.

- The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the interests of Level 3 and our stockholders. The Board selects the senior management team, which is responsible for the day-to-day conduct of our business.
- Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.
- The Chairman of the Board and our CEO establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting.
- The Board reviews our long-term strategic plans during at least one Board meeting each year.
- The non-management directors periodically meet in executive session as a part of regularly scheduled Board meetings. The Chairman presides at these meetings, as he is not part of management.
- Directors have full and free access to our officers and employees. The Board welcomes regular attendance at each Board meeting of our senior officers.
- We conduct an orientation program for new directors as soon as practical following the meeting at which the new director is elected. This orientation includes presentations by senior management to familiarize new directors with our strategic plans, financial reporting, principal officers, auditing processes, and such other topics as the Board and/or the CEO feel are appropriate. All other directors are also invited to attend the orientation program.
- The Board is responsible for evaluating the performance of the CEO. The Compensation Committee of the Board is responsible for determining the compensation of the CEO, and evaluates the CEO's performance as it relates to his long and short term compensation goals.
- The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. The Chairman of the Board's Nominating and Governance Committee

receives comments from all directors and reports to the Board with an assessment of the Board's performance.

The Board oversees our stockholders' interest in our long-term and overall success and our financial performance. The full Board is actively involved in overseeing risk management for us. It does so in part through its oversight of our top executives who supervise day-to-day risk management throughout Level 3. To the extent that these executives identify recurring themes or material risks, they are reported to and discussed by the Board.

In addition, each of our Board committees considers the risks within its areas of responsibilities. For example, the Audit Committee considers financial risk on a quarterly basis, recommends guidelines to various financial related exposures and discusses with management policies with respect to risk assessment and risk management. The Audit Committee also reviews risks related to financial reporting. The Audit Committee discusses any material violations of our policies brought to its attention. Additionally, the outcome of our internal audit risk assessment is presented to the Audit Committee annually; this assessment identifies internal controls risks and drives the internal audit plan for the coming year. Material violations of our Code of Ethics and related corporate policies are reported to the Audit Committee and/or the Nominating and Governance Committee, depending on the subject matter and, as required, are reported to the full Board. The Compensation Committee reviews our overall compensation program and its effectiveness at both linking executive pay to performance and aligning the interests of our executives and our stockholders. The Nominating and Governance Committee reviews our governance programs on an annual basis.

Corporate Governance

We have Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The New York Stock Exchange. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The New York Stock Exchange and by the Board's Corporate Governance Guidelines: General Kevin P. Chilton, Admiral Archie R. Clemins, Steven T. Clontz, Admiral James O. Ellis, Jr., Richard R. Jaros, Michael J. Mahoney, John T. Reed, Peter Seah Lim Huat, Walter Scott, Jr. and Dr. Albert C. Yates. The Board has also concluded that all of the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We have a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

Two of our Board members—Messrs. Clemins and Seah—joined our Board in October 2011 as part of our acquisition of Global Crossing Limited. General Chilton and Mr. Clontz joined our Board in April 2012. For all of 2011, the Board had a total of 15 meetings. In 2011, no director attended less than 75% of the meetings of the Board that were held during the time that he was a member of the Board. All of our current directors attended more than 75% of the meetings of the committees of which he was a member, other than Mr. Seah who did not attend the single meeting of the Compensation Committee that was held after he joined that committee in October 2011. In addition, the non-management directors met without any management directors or employees present four times during 2011. These meetings are chaired by Mr. Scott.

Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our current Board members attended our 2011 Annual Meeting of Stockholders, with the exception of Messrs. Chilton, Clemins, Clontz and Seah, who joined the Board after the 2011 Annual Meeting of Stockholders was held in May 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, except as described below, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

With respect to one open market purchase transaction, as a result of a clerical error, our Executive Vice President and Chief Financial Officer, Sunit Patel, did not timely file a Form 4 to report that transaction.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are John T. Reed (Chairman), Admiral Archie R. Clemins and Michael J. Mahoney. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The New York Stock Exchange. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the SEC. In making the determination, the Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met five times during 2011.

The Audit Committee has chosen KPMG LLP as our independent registered public accounting firm for 2012. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. The Audit Committee establishes pre-approval fee levels for all services to be provided by KPMG LLP annually. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2011 Report is included as Annex 1.

Classified Business and Security Committee

The Classified Business and Security Committee assists the Board in fulfilling its oversight responsibilities relating to our classified business activities and the security of personnel, data, and facilities. The Classified Business and Security Committee also establishes processes and procedures to ensure the security of our U.S. network assets, which include transmission and routing equipment, switches and associated operational support systems and personnel. The Classified Business and Security Committee is comprised solely of members of our Board who are U.S. citizens who, if not already in possession of U.S. security clearances, must apply for U.S. security clearances pursuant to Executive Order 12968 immediately upon their appointment to the Government Security Committee. The current members of the Classified Business and Security Committee are Admiral James O. Ellis, Jr. (Chairman), James Q. Crowe, General Kevin P. Chilton, Charles C. Miller, III, Michael J. Mahoney and John T. Reed. The Classified Business and Security Committee did not meet during 2011.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to allow us to attract key employees and to determine that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Richard R. Jaros (Chairman), Michael J. Mahoney, Peter Seah Lim Huat and Dr. Albert C. Yates. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The New York Stock Exchange. The Compensation Committee met seven times in 2011.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. In addition, the Compensation Committee's report follows at the end of the Compensation Discussion and Analysis. The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com*.

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is currently our officer or employee. Until 1997, Mr. Jaros was an officer of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees (ii) reflects those policies and practices in our Corporate Governance Guidelines, and (iii) evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The members of the Nominating and Governance Committee are Admiral James O. Ellis, Jr. (Chairman), Steven T. Clontz and John T. Reed. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The New York Stock Exchange. The Nominating and Governance Committee met two times in 2011.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com*.

Strategic Planning Committee

In connection with the execution of the STT Stockholder Rights Agreement, we agreed to form a new committee of the Board to be called the Strategic Planning Committee. The Strategic Planning Committee was created to provide advice and assistance to the Board regarding the Board's role in monitoring and implementing our strategic plan, which includes (i) the results of our process of defining our broad strategy to achieve our business objectives and maximize the value of the company for our stockholders and other stakeholders and (ii) the related plans to implement that strategy.

The Strategic Planning Committee provides advice and assistance to the Board with regard to the following matters: the Board's review of our strategic plan, including but not limited to a long term perspective of risks and opportunities; material components of our long-term strategy, such as target customers and market verticals, technology and network strategy and geographic expansion as well as the investments that may be needed to achieve that long-term strategy; evaluating material acquisitions, dispositions, investments and other potential growth and expansion opportunities; and strategic issues or opportunities material to us that are outside the scope of our traditional business operations; our balance sheet strategy and financing strategy, as well as any particular equity or equity-linked financing transaction that would as of the date of issuance (or on an as converted or exchanged basis as of the date of issuance), increase the number of our shares of common stock outstanding by more than 10 percent.

The members of the Strategic Planning Committee include Admiral Archie R. Clemins (Chairman) and Charles C. Miller, III. In addition, the Strategic Planning Committee charter provides that all members of the Board will be entitled to notice of, be permitted to attend and participate at, all meetings of the committee. In addition, all members of the Board will be able to receive the meeting materials prepared for any meeting of the committee at the Board's member's request, and the meetings of the committee will be scheduled so as not to conflict with the meeting of any other Board committee. The Strategic Planning Committee did not meet during 2011.

Additional Information for Submission of Nominations for Director

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting of Stockholders must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders, in connection with next year's Annual Meeting of Stockholders and must be a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at that meeting.

The stockholder's notice must provide as to each person whom the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and
- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

In addition, as to the stockholder giving the notice, the stockholder must indicate:

- the name and record address of such stockholder;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;
- a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nominations(s) are to be made by such stockholder;
- a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

This notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. All notices must be delivered or mailed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Information About our Executive Officers

Set forth below is information as of March 15, 2012, about our executive officers other than Mr. Crowe and Mr. Miller. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Jeff K. Storey	51	President and Chief Operating Officer
Sunit S. Patel	50	Executive Vice President and Chief Financial Officer
Thomas C. Stortz	60	Executive Vice President, Chief Administrative Officer and Secretary
John M. Ryan	49	Executive Vice President, Chief Legal Officer and Assistant Secretary
Eric J. Mortensen	53	Senior Vice President and Controller
Héctor Alonso	54	Regional President Latin America
James B. Heard	49	Regional President EMEA

Jeff K. Storey has been the President and Chief Operating Officer of Level 3 since December 2008. From December 2005 until May 2008, Mr. Storey, was President—Leucadia Telecommunications Group of Leucadia National Corporation, where he directed and managed Leucadia's investments in telecommunications companies. Prior to that, beginning in October 2002 Mr. Storey was President and Chief Executive Officer of WilTel Communications Group, LLC until its sale to the Company in December 2005. Prior to this position, Mr. Storey was Senior Vice President—Chief Operations Officer, Network for Williams Communications, Inc., where he had responsibility for all areas of operations for the company's communications network, including planning, engineering, field operations, service delivery and network management.

Sunit S. Patel has been Chief Financial Officer and an Executive Vice President of Level 3 since March 2008. Prior to that, Mr. Patel was Chief Financial Officer from May 2003 and a Group Vice President of Level 3 from March 2003 to March 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS.

Thomas C. Stortz has been Executive Vice President, Chief Administrative Officer and Secretary since June 2011. Prior to a brief retirement from the company from April 2011 to June 2011, Mr. Stortz was Executive Vice President, Chief Legal Officer and Secretary from February 2004 through March 2011. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the company from September 1998 to February 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998. He has served as a director of Peter Kiewit Sons', Inc.

John M. Ryan has been Executive Vice President, Chief Legal Officer and Assistant Secretary of Level 3 since June 2011. Mr. Ryan is responsible for Level 3's legal and regulatory functions worldwide. Prior to his current position, Mr. Ryan was Executive Vice President, Chief Legal Officer and Secretary of the company from January 2011 until June 2011. Mr. Ryan was Senior Vice President and Assistant Chief Legal Officer of Level 3 Communications, LLC from March 2007 until January 2011, responsible for the customer and vendor contracting groups and the public policy group. Mr. Ryan was a Senior Vice President within the Legal Department from June 2004, and was a Vice President in the Legal Department from December 1999 through June 2004. Prior to December 1999, Mr. Ryan was a partner and associate at Fraser Stryker Law Firm in Omaha, where his practice focused on the communications industry.

Eric J. Mortensen has been Senior Vice President and Controller of Level 3 since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of Level 3 from 1999 to 2003 and was the Controller of Level 3 from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

Héctor R. Alonso has been Regional President Latin America since November 2011. Mr. Alonso joined the management team in connection with our completion of the Global Crossing Acquisition. In this position, Mr. Alonso has responsibility for our business in Latin America. Prior to the acquisition, Mr. Alonso served as managing director—Latin America from May 2007 until November 2011. Mr. Alonso joined Global Crossing after its acquisition of Impsat Fiber Networks, Inc. As managing director, Mr. Alonso oversaw Global Crossing's strategy and operations across Latin America. Prior to the acquisition by Global Crossing, Mr. Alonso served as chief financial officer of Impsat, in which capacity he was responsible for finance, administration, planning, human resources and information management systems. Prior to becoming chief financial officer in June 2002, Mr. Alonso served as Impsat's chief operating officer in Latin America and the U.S. and president of its Colombian operations. Prior to his tenure at Impsat, Mr. Alonso was managing director of Lime S.A., a waste management company in Colombia, and held other key positions in the Pescarmona group of companies.

James B. Heard has been Regional President EMEA since November 2011. In this position, Mr. Heard has responsibility for our business in Europe, the Middle East and Africa. Prior to this position, Mr. Heard was President of our European Markets Group from April 2008 until November 2011. Prior to that, Mr. Heard was Managing Director for the European Markets Group from March 2007 to April 2008. From 1996 until 2007, Mr. Heard worked for British Telecommunications, in a number of senior management roles, including serving as the General Manager, Financial Services Group within BT Global services. He also served as the Vice President of Commercial Operations, Global accounts for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to June 2002. Prior to British Telecommunications, Mr. Heard served as Regional Sales Manager for Olivetti UK from March 1990 until June 1996.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table, how these officers were compensated in 2011, and how this compensation furthers our established compensation philosophy and objectives. These officers are referred to as our Named Executive Officers.

In 2011, we made steady progress in the business, demonstrating growth in Core Network Services revenue over the course of the year. We achieved this revenue growth while also improving our gross margin percentage, which contributed to growth in Consolidated Adjusted EBITDA from each quarter to the next during 2011. We also completed a significant acquisition—the October 2011 amalgamation of our wholly owned subsidiary with Global Crossing Limited. We refer to this transaction as the Global Crossing Acquisition. As a result of the Global Crossing Acquisition, the size and scope of our company increased significantly. As of December 31, 2011, we had approximately 10,900 total employees, an increase of approximately 5,000 employees from December 31, 2010.

The acquisition also brought significant expansion of our network infrastructure and operations. Today, our network is an advanced, international, facilities based communications network, and it encompasses: approximately 100,000 intercity route miles in North America, Europe and Latin America; metropolitan fiber networks in approximately 170 markets containing approximately 30,000 route miles; approximately eight million square feet of Gateway and transmission facilities in North America, Europe and Latin America; approximately 350 colocation and data center facilities globally; approximately 35,000 route miles of subsea optical fiber cable systems; and more than 45 countries in service around the world. The Global Crossing Acquisition also brought important additions to our service portfolio, including managed services, collaboration services and inter-continental virtual private networking capability. In addition, we believe that we are now financially stronger and have the potential to realize significant cost synergies through the integration process.

As discussed more fully below, the Compensation Committee of the Board—or the Compensation Committee—makes all final decisions for the total direct compensation—that is, the base salary, bonus and stock-based long-term incentive awards—of our Named Executive Officers. Our compensation program seeks to achieve an efficient balance between competitive fixed salaries, short-term performance-based bonuses that provide the opportunity to earn above-market cash compensation for strong performance against important short-term financial and business goals, and long-term compensation that is tied to the performance of our common stock. We believe that each of these elements plays a meaningful role in a broad-based compensation program and work together to encourage sustainable performance while supporting our recruiting and retention needs.

With respect to discretionary performance-based compensation for 2011, the Compensation Committee focused on the achievement of our overall financial goals, including $3.009 billion in Core Network Services Revenue, $960 million in Communications Adjusted EBITDA, and approximately $98 million above-budget for Sustainable Free Cash Flow. In addition, our Named Executive Officers participated in the achievement of meaningful goals in addition to the completion of the Global Crossing Acquisition relating to improvements in customer experience and the completion of several capital markets, refinancing and disposition activities. Consistent with past practice, our long-term incentive program for 2011 consisted in part of equity awards that derive value only to the extent that our Named Executive Officers produce above-market results over a multi-year performance period.

The Compensation Committee continues to emphasize the importance of flexibility and discretion in making its determinations in respect of Named Executive Officer compensation, which permits it to modify and adjust compensation arrangements as it deems necessary or appropriate in the face of unique market- or personnel-related circumstances. For more information regarding our compensation program generally and compensation decisions made in respect of our most recent fiscal year, please see "Determination of Total Compensation for 2011" below.

Compensation Philosophy

Core Beliefs. We believe that our success depends in large part on our ability to attract, retain and motivate qualified employees who possess the skills necessary to grow our business. In furtherance of these goals, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy, which includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed from time to time as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our compensation programs in particular for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs should be supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation, which is commonly referred to as a "say-on-pay" vote. At our 2011 Annual Meeting of Stockholders held in May 2011, approximately 83% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this affirms stockholder support of our approach to executive compensation. Based on our stockholders' support for our say-on-pay proposal in 2011, the Compensation Committee did not make fundamental changes to its approach to executive compensation in 2011.

Assessment of Risk. The Compensation Committee is aware that compensation arrangements, if not properly designed, could encourage inappropriate or excessive risk-taking. In structuring our compensation programs and awards, the Compensation Committee seeks to avoid material risks by balancing the use of short-term cash compensation with long-term, stock-based compensation that is intended to correlate with increases in long-term stockholder value. The Compensation Committee recognizes, in particular, that an over-emphasis on short-term cash-based incentives can potentially lead to inadequate prioritization of longer-term considerations.

The Compensation Committee believes that the short-term component of our Named Executive Officers' and our other employees' compensation, that is, annual cash incentive, does not encourage unnecessary or excessive risk-taking by these executives or our employees in general. Although each executive officer as well as each employee is eligible to receive a cash bonus under our bonus program, the payment of a bonus to any individual or the executive officers as a group is entirely at the discretion of our Compensation Committee.

The Compensation Committee also believes that for those executives and our other employees who participate in our long-term incentive, or LTI, program, the LTI program does not incentivize these participants to take unnecessary or excessive risks. In the Compensation Committee's view, the vesting schedule for our restricted stock units, or RSUs, and the three-year cliff vesting feature of our outperform stock appreciation units, or OSOs, serve as an incentive for our Named Executive Officers and other recipients of these awards to remain with us and to focus their efforts on all elements of our performance that influence long-term common stock price appreciation. We believe that having regular fixed award dates that are coupled with vesting requirements over a three-year or four-year period for RSUs and a three-year period for OSOs provides a recurring schedule of regular potential award payouts that encourage our executives and other LTI program participants to avoid taking actions to generate short-term gains that are to our long-term detriment.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals. Compensation decisions for our Named Executive Officers generally take place in February. At this time, the Compensation Committee determines:

- the base salary for the current year;
- the long-term incentive award levels for the award year;
- whether any bonus compensation will be paid for the recently completed year based upon our results as compared to the bonus program's goals and objectives and such other matters that the Compensation Committee determines to consider; and
- the goals and objectives for the bonus program for the current year.

The day-to-day design and administration of savings, health, welfare and paid-time-off plans and policies applicable to our employees in general and our Named Executive Officers are handled by teams of our Human Resources, Finance and Legal Department employees. The Compensation Committee (and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day administrative requirements.

In making its determinations on compensation, the Compensation Committee considers, among other factors, the executive's experience, skills, job position and responsibilities, individual contribution, and prior and expected future performance, as well as retention needs, internal pay equity, and surveys of Peer Group data, which are used as a guideline, not as a benchmark.

For additional information relating to the Compensation Committee's decisions for 2011, please see the more detailed discussion below under the caption "*—2011 Executive Compensation Components.*"

Our Compensation Committee initially evaluates the performance of our Named Executive Officers as a team in meeting our overall corporate goals and objectives when determining salary, bonus and equity compensation. Individual performance targets or performance measures are not set for these Named Executive Officers. The determination of any payouts is at the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Compensation Committee's assessment of the executive team's overall performance in meeting our corporate goals and objectives.

Role of the Executive Officers. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of each other Named Executive Officer's relative contribution to the team's overall performance, he provides to the Compensation Committee his recommendations for each such individual's base salary and short- and long-term incentive compensation. Mr. Crowe develops his recommendations by first applying his judgment to determine an appropriate distribution of base salary and incentive compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. With respect to Mr. Crowe, the Compensation Committee establishes the base salary level and incentive compensation targets and amounts.

The Compensation Committee retained Towers Watson & Co. as its independent compensation consultant for its 2011 compensation determinations. Towers Watson does not provide any services to us other than advising the Compensation Committee. In addition, we do not retain any compensation consultants other than in connection with sales force commission plans and receiving advice with respect to broad-based plans that do not discriminate in favor of our executive officers or directors, such as our 401(k) plan and our health insurance plans.

In addition to providing information and analysis to the Compensation Committee, the Compensation Committee's consultant also provides the same information and analysis to Mr. Crowe, which in part informs his recommendations. With respect to 2011 compensation determinations, Mr. Crowe was also provided analyses that informed his recommendations by Mr. Thomas C. Stortz, our Executive Vice President, Chief Administrative Officer and Secretary, Ms. Laurinda Pang, our Chief Human Resources Officer and Ms. Cathleen Chambliss, Senior Vice President responsible for compensation and benefits in our Human Resources Department. Mr. Stortz, as part of his duties, is the senior executive responsible for human resources matters. The Compensation Committee can exercise its discretion to implement, reject or modify any recommendations provided by any member of management, including Mr. Crowe.

Peer Group. In August 2009, the Compensation Committee modified the peer group of companies that it references. The modification was made as a result of the evolution of our business, our experience recruiting executive talent that indicates we often compete with communications companies for this talent, as well as the use by one or more institutional investors of a communications company peer group in assessing our performance. The Compensation Committee uses the peer group as an additional source of information in reviewing compensation decisions and overall compensation program design for our senior executives, including the Named Executive Officers.

In contemplation of the completion of the Global Crossing Acquisition, effective with the closing of that acquisition in October 2011, the Compensation Committee with the assistance of Towers Watson determined to adjust the members of the peer group to reflect a group of peers beyond the telecommunications sector to include cable and satellite, communications equipment, computer hardware and software and data processing. In addition, the modified peer group includes companies with a degree of global operations and growth prospects. It was the peer group in effect from October 2011 that was referenced by the Compensation Committee for its determinations with respect to adjustments in base salary in November 2011 and 2011 bonus payments summarized below.

The following companies were included in our peer group until October 2011 and are referred to as the Initial Peer Group:

American Tower Corporation
Cablevision Systems Corporation
CenturyLink, Inc.
Crown Castle International Corp.
DISH Network Corporation
Frontier Communications Corporation
Global Crossing Limited
Leap Wireless International Inc.
Liberty Global Inc.
MetroPCS Communications, Inc.
NII Holdings, Inc.
Telephone and Data Systems, Inc.
tw telecom inc.
United States Cellular Corporation
Windstream Corporation

The following companies were included in our peer group subsequent to October 2011 and are referred to as the Revised Peer Group:

Automatic Data Processing, Inc.	Liberty Global Inc.
CA Technologies	MetroPCS Communications, Inc.
Cablevision Systems Corporation	Motorola Mobility Holdings, INc.
CenturyLink, Inc.	NCR Corp.
Charter Communications Inc.	NetApp, Inc.
Computer Sciences Corporation	NII Holdings, Inc.
Dish Network Corp.	QUALCOMM Incorporated
eBay, Inc.	Telephone & Data Systems Inc.
Fiserv, Inc.	United States Cellular Corp.
Frontier Communications Corp.	VMware, Inc.
Harris Corp.	Windstream Corporation
Juniper Networks, Inc.	Yahoo! Inc.

To provide you with an indication of how Level 3 compares to the other members of the Revised Peer Group, we note that as of the end of the most recent fiscal year for Level 3 and the other companies in the Peer Group, Towers Watson estimated that Level 3's percent ranking within the Revised Peer Group for the metrics of total revenue, market capitalization, capitalization to revenue ratio, enterprise value and EBITDA (earnings before interest, taxes, depreciation and amortization) was 57 percent, 49 percent, 38 percent, 66 percent and 53 percent, respectively.

Summary. Comparison information available in 2010, which was compiled from 2009 proxy statement information, was the latest compensation information from our Initial Peer Group that was available to the Compensation Committee when it was making its determinations of the base salary increases in February 2011 for our Named Executive Officers. Comparison information available in 2011, which was compiled from 2010 proxy statement information, was the latest compensation information from our Revised Peer Group that was available to the Compensation Committee when it was making its determinations of the changes to the base salaries in November 2011 for our Named Executive Officers other than Mr. Crowe and the 2011 bonus payments in February 2012.

It is important to note that the information from both the Initial Peer Group and the Revised Peer Group was not used as a target or to benchmark the compensation for our Named Executive Officers. When compared against the available information from both our Initial Peer Group and the Revised Peer Group, the Compensation Committee observed that the base salaries to be paid to our Named Executive Officers were generally at or slightly below the 50th percentile of both the Initial Peer Group and the Revised Peer Group. Variations generally relate to the experience level of the individual and the fact that roles for a participating title may not match particularly well company to company.

A significant percentage of total target compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its outside consultant as well as Mr. Crowe, Mr. Stortz, Ms. Pang and Ms. Chambliss to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business and economic environment. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2011 Executive Compensation Components

Background Information

For the fiscal year ended December 31, 2011, the principal components of compensation for our Named Executive Officers were:

- base salary;
- discretionary cash bonuses; and
- long-term equity incentive compensation.

Our compensation elements simultaneously fulfill one or more of our compensation philosophy goals and objectives. Our base salary and bonus decisions are designed to reward annual achievements and to be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation—in particular our long-term incentive program—focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility.

Bonus

Our cash bonus program, which we refer to as the Executive Bonus Program, is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive a bonus under our cash bonus program, the decision to pay a bonus to any individual or the officers as a group, and the actual level of the payment, is made by our Compensation Committee entirely at its discretion in light of all relevant factors after completion of the fiscal year.

In February 2011, our Compensation Committee determined the 2011 business goals and objectives for the bonus program, which included certain financial and strategic goals. During 2010, the Compensation Committee determined to reduce the bonus targets for the Named Executive Officers so that the target amounts would be more in line with the competitive marketplace. Bonuses for 2011 did not have a minimum payout or maximum cap.

Our Compensation Committee does not establish targets that if met by the Named Executive Officer or Officers automatically results in the payment of a bonus, or a portion of a bonus, to that individual or individuals. Instead, the Compensation Committee considers the satisfaction of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee's discretion to pay a bonus, and such goals are not intended as specific targets. It is the Compensation Committee's assessment of these measures or objectives after completion of the year, the Compensation Committee's determination of the percentage or level at which it determines to fund the bonus pool for the full employee base, and its assessment of the other factors that are described elsewhere in this Compensation Discussion and Analysis, that inform the Compensation Committee's exercise of its discretion in paying a bonus.

In addition, while goals and targets may be set, actual payout is determined by the Compensation Committee taking into account additional activities such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and the subjective assessment of individual performance. Where performance is above the targeted level of performance, the

Compensation Committee may elect to pay a bonus above the range of expected payouts. Performance goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus payment level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high in the judgment of the Committee.

Using the design principles described above for our Executive Bonus Program, in February 2011 the Compensation Committee set the following 2011 goals and objectives for the Executive Bonus Program, some of which were given more significant weighting than others:

- *Meet overall 2011 financial goals.* Performance against this goal is measured against 2011 budget targets, with substantial weight applied towards achievement of sustainable free cash flow targets and core network services revenue December exit run rate (that is, the amount of monthly core network services revenue as of the end of 2011). We defined sustainable free cash flow each quarter in 2011 as Adjusted EBITDA, less capital expenditures, less the average net cash interest expense for the trailing four quarters, plus/less average working capital for the trailing four quarters. This goal was given a 70 percent initial weighting by the Compensation Committee relative to the goals and objectives listed here.
- *Significantly improve the customer experience.* Performance against this goal is based on an assessment of customer satisfaction surveys and other internal company metrics that measure our customers' satisfaction with their experience in receiving services from Level 3. This goal was given a 20 percent initial weighting by the Compensation Committee relative to the goals and objectives listed here.
- *Ensure the company attracts and retains an appropriate workforce.* Performance against this goal is measured by an assessment of employee voluntary turnover rate and employee satisfaction. This goal was given a 10 percent initial weighting by the Compensation Committee relative to the goals and objectives listed here.

From time to time during the course of the year, the Compensation Committee reviews the business goals and objectives for the Executive Bonus Program that are then in effect to confirm that these goals and objectives remain appropriate. The Compensation Committee therefore reserves the right to make adjustments during the year to the goals and objectives or the relative weighting assigned to the goals and objectives. Although no changes were made during 2011 to the specific goals and objectives enumerated above or to their relative weightings, the Compensation Committee did also take into consideration other strategic and subjective factors in determining the final payouts under the 2011 Executive Bonus Program, as described below.

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. Our current LTI program provides for two types of equity awards. The first type of equity award is a stock-indexed security referred to as an outperform stock appreciation right—or OSO—which is administered under our Level 3 Communications, Inc. Stock Plan—or the Stock Plan. The second type of equity award is restricted stock units—or RSUs—the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the Stock Plan. We believe that the use of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs.

Beginning in 2007, the Compensation Committee established the process of determining LTI award levels for a 12 month period beginning April 1 and continuing to March 31 of the subsequent year. For purposes of this Compensation Discussion and Analysis, we refer to this 12 month period for LTI awards as an Award Year.

To determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2011 Award Year, including the Named Executive Officers, in early 2011, the Compensation Committee considered several factors as a guideline, including the Shareholder Value Transfer methodology, the run rate and additional measures that the Compensation Committee determined were appropriate. "Run rate" refers to another measure of the annual dilution to stockholders from our grant of common stock based awards, and is defined as a fraction, the numerator of which is the shares issued pursuant to a plan and the denominator of which is the total shares outstanding.

The Shareholder Value Transfer methodology analyzes, as of the date of determination of the pool, the aggregate fair value or expense of long-term incentive awards as a percent of our total market capitalization, and is calculated on a gross basis without taking into account cancellations and forfeitures of awards. The Compensation Committee uses the Shareholder Value Transfer methodology in part because:

- the Compensation Committee believes that this methodology is effective in determining the economic trade-offs between different grant types—such as stock options versus restricted stock units;
- this methodology has the benefit of limiting the effect of stock price fluctuations on year-to-year grant levels—which under other methodologies could result in more shares being awarded when the common stock price is low and fewer shares being awarded when the common stock price is high;
- certain third party research firms use this methodology to formulate their recommendation as to whether stockholders should approve or reject the authorization of shares of common stock to be issued under a stock based long-term incentive plan; and
- this methodology also provides an additional measure of comparison to the members of our Peer Group.

For 2011, the Shareholder Value Transfer percentage used by the Compensation Committee as a guideline to determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2011 Award Year was approximately 1.5% of our market capitalization (as compared to a one-year average of 1.01% at the 75th percentile for the Peer Group), and the run rate was approximately 1.24%, both of which the Compensation Committee concluded was appropriate.

Towers Watson noted for the Compensation Committee that the difference from the Peer Group in the Shareholder Value Transfer percentage relates to the value of the OSOs, which are valued at approximately 120% of the award's face value, while most non-qualified options used by the companies in the Peer Group are valued at approximately 30 percent to 50 percent of face value. We note that the Shareholder Value Transfer amount may not represent the ultimate value actually delivered to the individual recipients over time, since the actual value is determined by the then current stock price at the time of settlement for OSOs or lapse of restrictions for RSUs.

The award level for each Named Executive Officer for the 2011 Award Year was determined by the Compensation Committee in its full discretion, using as a guideline competitive data from the Peer Group, as well as the general factors discussed above. The Compensation Committee will continue to review the effectiveness of our long-term incentive program in light of both changing market conditions and the changing complexion of our business and workforce.

OSOs. OSOs derive value from the appreciation of our common stock above a base price equal to the fair market value of our common stock on the date of grant as adjusted (but not below the initial base price) to reflect the change in value of the S&P 500® Index during the term of the OSO. Upon vesting and settlement, which for awards granted in 2011 will both occur on the third anniversary of the grant date, subject to continued employment, the holder will receive an amount equal to the "spread" between the adjusted base price and the price of our common stock multiplied by a "success multiplier," which ranges from 0 to 4 on a straight line basis to reflect the amount, ranging from 0% to 11%, by which our common stock outperforms the S&P 500® Index. OSOs are granted on a quarterly basis, and the Compensation Committee feels that the fixed settlement of the OSOs three years from the date of grant provides a meaningful holding period that supports the alignment of our LTI program with the interests of our stockholders.

RSUs. An RSU represents our agreement to issue to the employee shares of our common stock (or, in the Compensation Committee's discretion in connection with a change in control, cash) on the date that the restrictions lapse, so long as the employee is employed on that date. RSUs are granted on a regular, fixed annual basis. The restrictions on RSUs generally lapse in equal annual installments over three or four years, depending on the employee's continued employment and the terms of the specific grant. When the restrictions lapse, the employee is issued the number of shares of common stock equal to the number of RSUs for which the restrictions have lapsed on that date.

Change in Control. Our OSOs generally settle upon a change in control of Level 3 Communications, Inc. In addition, the restrictions on our RSUs generally lapse upon a change of control. This type of benefit on a change of control is often referred to as a "single trigger" provision. A "double trigger" provision would require that the employee also have his or her position terminated or materially changed in order for the awards to accelerate.

The definition of what constitutes a "change of control" is set forth in our Stock Plan. The following summary is qualified in its entirety by reference to the full definition included in the Stock Plan. The definition of what constitutes a change of control in the Stock Plan can be summarized as follows.

- a change in ownership or control of Level 3 Communications, Inc. effected through a transaction or series of related transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), other than Level 3 Communications, Inc. or any of its affiliates (as defined in the Stock Plan), or an employee benefit plan maintained by Level 3 Communications, Inc. or any of its affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of Level 3 Communications, Inc. possessing more than fifty percent (50%) of the total combined voting power of Level 3 Communications, Inc.'s securities outstanding immediately after such acquisition; or

- the date upon which individuals who, as of May 20, 2010, constitute the Board of Directors of Level 3 Communications, Inc. (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to May 20, 2010, whose election, or nomination for election by the Level 3 Communications, Inc. stockholders, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board since May 20, 2010, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

- the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of Level 3 Communications, Inc. to any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934) other than Level 3 Communications, Inc.'s affiliates (as defined in the Stock Plan).

In addition, the Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Compensation Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as our senior management, either immediately or in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in our senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person or entity, either immediately or in the foreseeable future, with certain specified exceptions.

We also have a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i), so that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended. In the event that there is a change in control as defined by the Stock Plan that does not qualify as a change in control event under Section 409A, if the employee undergoes a separation from service on account of his or her termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the Stock Plan.

We have a so-called "single" trigger acceleration for equity awards for the following reasons:

- Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.
- Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.
- The employing company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.
- Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.
- Single trigger vesting serves to support the compelling business need to retain key employees during the uncertain times preceding a change in control.
- A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

Modifications Generally. From time to time, our Compensation Committee evaluates all elements of our LTI programs. Our Compensation Committee from time to time may make changes to any or all of the elements of these programs to reflect the changing needs related to attracting, retaining and motivating our Named Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. Management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

Determination of Total Compensation for 2011

Base Salary

In February 2011, the Compensation Committee reviewed the 2011 base salary for Mr. Crowe and the base salaries for the other Named Executive Officers for 2011, which were based on recommendations by Mr. Crowe. In February 2011, the Compensation Committee determined to increase the base salaries of each of the Named Executive Officers to bring the base salaries of these executives in line with what the Compensation Committee believed was market. Messrs. Crowe, Storey and Miller each received a three percent increase in base salary, and Mr. Patel received an approximately seven percent increase in base salary. Mr. Stortz's base salary was reset to $510,000 when he rejoined the Company in June 2011.

Subsequent to the completion of the Global Crossing Acquisition, in November 2011 the Compensation Committee reviewed the then current base salary for Mr. Crowe and the base salaries for the other Named Executive Officer based on a recommendation of Mr. Crowe. As a result of the significant increase in the size and scope of our business and the resulting increase in responsibilities for these officers, the Compensation Committee determined to increase the base salaries for each of the other Named Executive Officers other than Mr. Crowe.

NEO Name	Original 2011 Base Salary	Modified 2011 Base Salary
James Q. Crowe	$839,500	no change
Sunit S. Patel	$510,000	$ 575,000
Jeff K. Storey	$566,000	$ 650,000
Charles C. Miller, III	$520,150	$ 575,000
Thomas C. Stortz	$510,000	$ 575,000

We believe that Mr. Crowe's 2011 salary as a multiple of the other Named Executive Officers' salaries is in line with traditional multiples for the chief executive officer. The Compensation Committee also believes that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent described above.

Bonus

In determining the 2011 bonus compensation for the Named Executive Officers, the Compensation Committee considered these Named Executive Officers' performance as a group against the objectives described above. These results included the following items.

Meet overall 2011 financial goals. The following table summarizes our Board of Directors approved budget targets, which in some cases are equal to our publicly issued guidance, as well as our actual results for 2011. These targets were adjusted to remove the results of our coal mining business, which we sold in November 2011, and the transaction and integration costs incurred during 2011 with respect to the Global Crossing Acquisition. These numbers are for Level 3 on a standalone basis, and do not include the results of Global Crossing Limited.

Metric ($ in millions)	**2011 Communications Budget**	**2011 Communications Full Year Results**
Core Network Services revenue	$2,983	$3,009
Communications Adjusted EBITDA	$ 927	$ 960
December Core Network Services Run Rate	$ 260	$ 262
Sustainable Free Cash Flow	$ (112)	$ (14)

The actual results for 2011 for Core Network Services revenue were approximately 101% of budget. Communications Adjusted EBITDA, the metric that was given the highest weighting by the Compensation Committee, was approximately 104% of budget. December Core Network Services Run Rate was 101% of budget. Sustainable Free Cash Flow for 2011 was approximately $98 million favorable to budget.

Significantly improve the customer experience. During the course of the year, our performance against this goal was measured by various customer satisfaction survey data. Our surveys use a seven point scale, with a score of seven (the top "box") representing very satisfied and a score of one (the bottom "box") representing very dissatisfied. During this period, overall our customer satisfaction scores were 50% in the top two boxes (an improvement from 44% in 2010), and 15% in the bottom two boxes (an improvement from 18% in 2010).

Ensure the company attracts and retains an appropriate workforce. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. The Compensation Committee agreed with management's assessment that we have been able to attract and retain the appropriate workforce, based in part on the review of our overall voluntary turnover rate and the rate of voluntary termination by employees who were rated in the two highest of the five total categories of our job performance measures as well as the rate of voluntary termination of vice presidents and above.

In addition to the review of these factors, the Compensation Committee also considered acquisition, capital markets, refinancing and disposition activities completed during 2011. These activities can be summarized as follows.

- We acquired Global Crossing Limited in a tax-free, stock-for-stock transaction. This transaction provides significant strategic benefits, as described above.
- We sold $305 million aggregate principal amount of 11.875% Senior Notes due 2019. A portion of the net proceeds from the offering were used to redeem the $195,702,000 aggregate principal amount of our 5.25% Convertible Senior Notes due 2011. This offering was the first offering of senior unsecured notes by Level 3 Communications, Inc. in several years, with prior offerings having being made at the Level 3 Financing, Inc. subsidiary level.
- We agreed to issue $300,217,000 aggregate principal amount of our 11.875% Senior Notes due 2019 in exchange for $294,732,000 aggregate principal amount of our outstanding 9% Convertible Senior Discount Notes due 2013 in a private transaction. As a result of this exchange transaction, all of the Company's outstanding 9% Convertible Senior Discount Notes were retired.
- Level 3 Financing, Inc.'s, sold $500 million aggregate principal amount of its 9.375% Senior Notes due 2019 in a private offering. The net proceeds from the offering of the notes, together

with cash on hand, were used to redeem $443 million aggregate principal amount of Level 3 Financing, Inc.'s outstanding 9.25% Senior Notes due 2014.

- As part of the refinancing of the outstanding Global Crossing Limited debt, we raised through Level 3 Financing, Inc. a total of $1.2 billion of 8.125% Senior Notes due 2019 and an incremental term loan—the Trance B II Term Loan—in aggregate principal amount of $650 million.
- We entered into a conversion agreement with Fairfax Financial Holdings Limited and certain of its affiliates and certain other investors to convert a total of $127,962,000 in aggregate principal amount of our 15% Convertible Senior Notes due 2013. After the closing of this transaction, $272,038,000 aggregate principal amount of the 15% Convertible Senior Notes due 2013 remained outstanding. The 15% Convertible Senior Notes due 2013 are not callable prior to maturity in January 2013.
- We completed the transfer of its common stock listing to the New York Stock Exchange under our ticker symbol "LVLT."
- Level 3 Financing, Inc. also borrowed an incremental $550 million through a new Tranche B III Term Loan under its existing secured credit agreement. We used the proceeds of this offering to redeem the $274 million aggregate principal amount of our 3.5% Convertible Senior Notes due 2012 and prepaid the $280 million Tranche B Term Loan under the existing secured credit agreement. As a result, the total aggregate principal amount of the loans under the secured credit agreement was $2.6 billion.
- In November 2011, we entered into an agreement with an affiliate of Ambre Energy Limited to sell all of the common stock of the holding company for our coal mining operations. As a result of the transaction, the assets and liabilities associated with the coal mining business were removed from Level 3's balance sheet as of the closing.

The Compensation Committee, as well as the full Board of Directors, continues to be satisfied with Mr. Crowe's leadership of the company and his performance during 2011. We achieved all of the financial measures for the "Meet overall 2011 financial goals" objective, and the Compensation Committee also believes that the percentage growth rate of quarter over quarter Core Network Services revenue reached a level that for 2011 was satisfactory. In addition, the Compensation Committee was satisfied with our overall customer satisfaction survey results. The completion of the Global Crossing Acquisition, which took most of 2011 to negotiate, document and close, was a significant milestone for us, and the Compensation Committee believes that the transformational nature of this transaction in terms of the size and scope of our network and our service offerings has the potential to contribute significantly to our future success. In addition, the Compensation Committee took note of the significant capital markets, refinancing and disposition transactions that were completed during 2011. It was these beliefs and the Compensation Committee's assessment of the company's performance against the objectives described above that informed the Compensation Committee's determination of the level at which to fund the bonus pool for the broad employee base. As a result, the Compensation Committee concluded that Mr. Crowe and the other Named Executive Officers should be compensated accordingly.

In determining the 2011 bonus compensation for the Named Executive Officers, the Compensation Committee considered these Named Executive Officers' performance as a group against the objectives described above. For 2011, the Compensation Committee determined to enhance the bonus payment to Messrs. Crowe, Miller and Patel. The Compensation Committee determined to enhance Mr. Crowe's bonus payment for his 2011 performance to recognize his contributions of overall leadership to the company in connection with both (i) the company's completion of the Global Crossing Acquisition and the significance to the company's future prospects that the Global Crossing Acquisition represents as well as (ii) the various capital markets transactions during 2011 that are summarized above and the significance to the company's future prospects that derive from the continued efficient management of the company's debt maturities. The Compensation Committee determined to enhance Mr. Miller's bonus payment for his 2011 performance to recognize his contributions to the company in connection with leading the company's negotiating team for the Global Crossing Acquisition. The Compensation Committee also determined to enhance Mr. Patel's bonus payment for his 2011 performance to recognize his contributions to the company in connection with leading the company's team that accomplished the various capital markets transactions during 2011 that are summarized above.

Based on the successes described above, the Committee approved the payment of bonuses as indicated in the table below:

James Q. Crowe	$4,000,000
Sunit S. Patel	$1,750,000
Charles C. Miller, III	$3,000,000
Jeff K. Storey	$1,500,000
Thomas C. Stortz	$1,250,000

Stock Based Awards.

Grant Decisions for the 2011 Award Year. At the beginning of the 2011 Award Year, a fixed annual award number was determined for RSUs and OSOs for each eligible employee, consistent with the Compensation Committee's practices. The Compensation Committee also used as a guideline in determining the award levels competitive data from our Peer Group. While the award numbers are fixed for the applicable Award Year, the Compensation Committee reserves the right to make changes to this program—including the fixed award amounts—as conditions in the market or our business require; however, these fixed amounts were not adjusted during the 2011 Award Year.

For the determination of LTI award levels, we do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels for all Named Executive Officers is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Shareholder Value Transfer methodology and the resulting run rate as well as the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution of the other Named Executive Officers to the team's overall performance, he provides to the Compensation Committee his recommendations for each individual's LTI award level. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of LTI awards among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. The Compensation Committee establishes the level of LTI awards for the Named Executive Officers after taking into account the considerations described above.

For the 2011 Award Year (from April 1, 2011 until March 31, 2012), each Named Executive Officer had the following award levels. As a result of the structure of the Award Year, some of these awards were made during 2011 and some of which are awarded during 2012.

Name	RSUs	OSOs
James Q. Crowe	92,909	92,909
Sunit S. Patel	31,192	31,192
Charles C. Miller, III	34,162	34,162
Jeff K. Storey	53,472	53,472
Thomas C. Stortz	31,192	31,192

During calendar year 2011, as participants in our LTI program, each Named Executive Officer received the RSUs and OSOs indicated in the table below. These awards were made during a portion of the 2010 Award Year and a portion of the 2011 Award Year.

Name	RSUs	OSOs(1)
James Q. Crowe	92,909	92,908
Sunit S. Patel	31,192	31,192
Charles C. Miller, III	34,162	34,160
Jeff K. Storey	53,472	53,472
Thomas C. Stortz	31,192	31,192

(1) The number of OSOs awarded to Messrs. Crowe and Miller differ slightly from the Plan Year amounts due to the quarterly grant cycle and the application of the 1-for-15 reverse stock split to the pre-split award levels.

Given Mr. Crowe's and the other Named Executive Officers' roles in leading Level 3 during 2011 and the challenges and achievements for the year, the Compensation Committee considers the total remuneration provided to the Named Executive Officers for 2011 to be appropriate.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide company vehicles, club memberships, financial consulting, pension arrangements, post-retirement health coverage, or similar benefits for our Named Executive Officers.

We provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally affords us increased security and allows our executives to work more efficiently and productively when traveling for personal reasons. For personal use of our corporate aircraft by Messrs. Crowe and Storey, we impute income as described below. For all other Named Executive Officers, any personal use of our corporate aircraft is pursuant to an Aircraft Time-Share Agreement, pursuant to which the Named Executive Officer is responsible to reimburse us for our incremental cost of providing his personal use of the corporate aircraft. For the Named Executive

Officers other than Messrs. Crowe and Storey, when a guest accompanies the Named Executive Officer on business travel and when required by applicable Internal Revenue Service regulations, we impute as income to that executive the cost of that additional travel.

For Mr. Crowe and Mr. Storey, we impute as income the cost of personal travel as well as when required by Internal Revenue Service regulations the personal travel of any guest that accompanies Mr. Crowe or Mr. Storey. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2011, Mr. Crowe had $167,325 of imputed income and Mr. Storey had $19,390 of imputed income. These amounts differ from the amounts disclosed in the Summary Compensation Table below, which we have calculated as $347,387 and $20,208, for Mr. Crowe and Mr. Storey, respectively, which represents our incremental cost to provide the benefit.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers. Our Named Executive Officers, as well as all of our U.S.-based employees, are eligible to participate in our 401(k) plan. We provide a matching contribution to all participants in the 401(k) plan, including our Named Executive Officers, through units in the Level 3 Stock Fund. For 2011, we matched up to 100% of 3% of eligible earnings, or regulatory limits if lower, for the balance of the year. Neither our Named Executive Officers nor our other employees are able to purchase units in the Level 3 Stock Fund. All of our Named Executive Officers have more than three years of service with us, and as a result, each of the Named Executive Officers is fully vested in the units of the Level 3 Stock Fund in his 401(k) plan account.

For the year ended December 31, 2011, the Compensation Committee did not approve a discretionary grant to the 401(k) share accounts of qualifying U.S.-based employees, including the Named Executive Officers. The last discretionary grant to the 401(k) share accounts was in 2008 for the year ended December 31, 2007.

Retirement Benefit. Upon a Named Executive Officer's retirement in accordance with our retirement program, the restrictions on all outstanding RSUs lapse and OSOs are retained by the individual until those OSOs settle on the third anniversary of their grant, provided that the OSO then has a positive value.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. At December 31, 2011, all of our Named Executive Officers were employees-at-will and as such did not have employment contracts with us.

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for ownership of our common stock for our senior executives. The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines.

The guidelines for 2011 after taking into account the 1 for 15 reverse stock split we implemented in October 2011 were as follows:

CEO	66,667
COO and President/Vice Chairman	33,333
Chief Administrative Officer/Chief Financial Officer	16,667
President level officer	10,000
Members of Board of Directors	20,000

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist members of management in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that after a period of 5 years beginning on the later of (a) the date that the individual is elected to the relevant position and (b) February 2007, if the individual was serving in the position in February 2007, until such time as the individual is in compliance with these guidelines, 25% of the shares of our common stock issuable upon any OSO exercise or settlement or upon the settlement of restricted stock unit should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

The Board of Directors requires that each member of the Board hold all shares of our common stock received as compensation for Board service until such time as the Board member's ownership of common stock meets the Share Ownership Minimum Amount Requirement of 20,000 shares. To determine a Board member's compliance with the Share Ownership Minimum Amount Requirement, all issued restricted stock units whether or not restrictions on those securities have lapsed will be treated as shares of issued common stock on a one for one basis. In addition, shares of common stock held by the Board member, his or her spouse and minor children, along with shares of common stock held in the individual's retirement accounts and in trusts for the benefit of these individuals, will be included for purposes of determining the Board member's satisfaction of the Share Ownership Minimum Amount Requirement.

The Board encourages each Board member to hold all shares of common stock received as compensation for Board service, or otherwise acquired, until such time as the Board member is no longer a Board member. Any Board member that sells or otherwise transfers shares of common stock shall volunteer to resign from the Board, in those circumstances where after giving effect to the sale or transfer, the Board member would own common stock in an amount less than the Share Ownership Minimum Requirement. The Board does not believe that such person(s) should necessarily leave the Board. There should, however, be an opportunity for the Board through the Board's Nominating and Governance Committee to review the continued appropriateness of the Board member's continued membership on the Board under the circumstances.

Potential Effect on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and (A) may include, without limit, (1) termination of employment and (2) initiating an action for breach of fiduciary duty, and (B) includes, if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for our Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. Our bonus program, however, would not qualify for the exemptions contained in Section 162(m). The Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may pay that compensation in appropriate circumstances. While the Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m), at the present time, the Compensation Committee's determination with respect to the payment of compensation to our Named Executive Officers is not affected by this tax deductibility limitation in light of our significant net operating loss carryforwards for U.S. federal income tax purposes.

Compensation Committee Report

The Compensation Committee of the Board has reviewed this Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that this Compensation Discussion and Analysis be included in Level 3's Form 10-K for the year ended December 31, 2011 and Level 3's Proxy Statement with respect to the 2012 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Richard R. Jaros (Chairman)
Michael J. Mahoney
Peter Seah Lim Huat
Albert C. Yates

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
James Q. Crowe	2011	$834,788	$4,000,000	$3,400,469	$2,671,570	$354,737	$11,261,564
Chief Executive Officer	2010	$815,000	$1,141,000	$1,960,984	$2,255,214	$226,070	$ 6,398,268
	2009	$815,000	$ 800,000	$1,184,218	$1,355,383	$ 16,500	$ 4,171,101
Sunit S. Patel	2011	$510,769	$1,750,000	$1,141,627	$ 896,926	$ 7,350	$ 4,306,672
Chief Financial Officer	2010	$475,000	$ 380,000	$ 627,842	$ 717,501	$ 7,350	$ 2,207,693
	2009	$475,000	$ 260,000	$ 315,803	$ 361,448	$ 16,500	$ 1,428,751
Charles C. Miller, III	2011	$523,565	$3,000,000	$1,250,329	$ 982,271	$ 7,350	$ 5,763,515
Executive VP & Vice	2010	$505,000	$ 404,000	$ 708,694	$ 813,187	$ 7,350	$ 2,438,231
Chairman	2009	$505,000	$ 280,000	$ 402,307	$ 460,456	$ 16,500	$ 1,664,263
Jeff K. Storey	2011	$572,962	$1,500,000	$1,957,075	$1,537,587	$ 27,558	$ 5,595,182
President & Chief	2010	$550,000	$ 506,000	$1,066,482	$1,217,247	$ 24,107	$ 3,363,836
Operating Officer	2009	$550,000	$ 330,000	$ 795,063	$ 589,509	$ 79,164	$ 2,343,736
Thomas C. Stortz	2011	$425,692	$1,250,000	$1,141,627	$ 896,926	$724,104	$ 4,438,349
Executive VP & Chief	2010	$475,000	$ 380,000	$ 635,209	$ 727,070	$ 7,350	$ 2,224,629
Administrative Officer	2009	$475,000	$ 260,000	$ 335,544	$ 384,045	$ 16,500	$ 1,471,089

(1) We award both restricted stock units ("RSUs"), and outperform stock appreciation rights ("OSOs"), as part of our long-term incentive program. These awards vest over a number of years. When an award is made, the fair value of all shares granted, regardless of vesting schedules, is determined. For RSUs, fair value is calculated using the closing price of our common stock on the day before the grant, and for OSOs, fair value is calculated using a formula based methodology. These columns represent the full grant date fair value of the RSUs and OSOs awarded to the Named Executive Officer, without any reduction in the grant date fair value of the awards for the possibility of service-based forfeiture. For additional information relating to the assumptions made by us in valuing these awards for 2011, refer to note 13 of our financial statements in our Form 10-K for the year ended December 31, 2011, as filed with the SEC.

(2) This column includes $7,350, $7,350 and $16,500 of company matching contributions to each Named Executive Officer's 401(k) plan account for 2011, 2010 and 2009, respectively. These contributions were made in the form of units of the Level 3 Stock Fund.

For Mr. Crowe and Mr. Storey, amounts in this column include $347,387 and $20,208 related to their respective personal use of our aircraft in 2011 and $218,720 and $16,757 related to their respective personal use of our aircraft in 2010, all pursuant to the arrangement described above under the caption "Compensation Discussion and Analysis—*Determination of Total Compensation for 2011—Other Compensatory Benefits—Perquisites.*" The calculation of the amounts set forth in the table for personal use of our aircraft by Messrs. Crowe and Storey is based on our incremental cost relating to their use of the aircraft, which includes only the variable costs incurred as a result of personal flight activity, including fuel, oil, lubricants, other additives, travel expenses of the crew, including food, lodging and ground transportation, hanger and tie-down costs away from the aircraft's base of operations, insurance obtained for the specific flight, landing fees, airport taxes and similar assessments, customs, foreign permit and similar fees directly related to the flight, in-flight food and beverages, passenger ground transportation, and flight planning and weather contract services. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there were any personal use of aircraft.

For Mr. Stortz, amounts in this column include $712,500, which represented a special payment that was made to Mr. Stortz in connection with his retirement from Level 3 during 2011. Upon Mr. Stortz's subsequent reemployment by Level 3 later in 2011, Mr. Stortz retained this special payment.

Outstanding Equity Awards at 2011 Fiscal Year End

The following table provides information on the current holdings of OSOs and RSUs by the Named Executive Officers. This table includes unvested OSOs and unvested RSUs. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on the award grant date. For additional information about the OSO and RSU awards, see the descriptions under the caption "2011 Executive Compensation Components—Stock Awards" above. Because the number of shares underlying any OSO is subject to change by way of a formulaic multiplier based upon the performance of our common stock relative to the performance of the S&P 500® Index, a zero included in the column titled Number of Securities Underlying Unexercised Options indicates that the OSOs comprising those specific grants have a zero multiplier resulting in a zero dollar value ($0) at December 31, 2011, indicating that our common stock price had not outperformed the S&P 500® Index from the grant date of these OSOs through December 31, 2011.

	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#)(1)		Number of Securities Underlying Unexercised Options (#)(1)				
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
James Q. Crowe	1/1/2009	0	1,164	$14.59	1/1/2012		
	2/1/2009	0	0	$22.80	2/1/2012		
	3/1/2009	0	0	$20.49	3/1/2012		
	4/1/2009	0	0	$21.71	4/1/2012		
	5/1/2009	0	0	$24.16	5/1/2012		
	6/1/2009	0	0	$21.92	6/1/2012		
	7/1/2009	0	0	$30.93	7/1/2012		
	8/1/2009	0	0	$23.45	8/1/2012		
	9/1/2009	0	0	$22.14	9/1/2012		
	10/1/2009	0	0	$24.76	10/1/2012		
	11/1/2009	0	0	$21.44	11/1/2012		
	12/1/2009	0	0	$21.48	12/1/2012		
	1/1/2010	0	0	$25.83	1/1/2013		
	2/1/2010	0	0	$24.37	2/1/2013		
	3/1/2010	0	0	$27.11	3/1/2013		
	4/1/2010	0	0	$26.08	4/1/2013		
	7/1/2010	0	0	$19.91	7/1/2013		
	10/1/2010	0	8,062	$15.46	10/1/2013		
	1/1/2011	0	11,374	$14.70	1/1/2014		
	4/1/2011	0	0	$22.05	4/1/2014		
	7/1/2011	0	0	$36.60	7/1/2014		
	10/1/2011	0	0	$24.80	10/1/2014		
	1/1/2008					1,635 (a)	$ 27,779
	4/1/2008					1,925 (b)	$ 32,706
	7/1/2008					1,925 (c)	$ 32,706
	10/1/2008					1,925 (d)	$ 32,706
	1/1/2009					3,851 (e)	$ 65,428
	4/1/2009					9,627 (f)	$ 163,563
	7/1/2009					9,627 (g)	$ 163,563
	10/1/2009					9,627 (h)	$ 163,563
	1/1/2010					14,441 (i)	$ 245,353

	Option Awards					Stock Awards		
	Number of Securities Underlying Unexercised Options (#)(1)		Number of Securities Underlying Unexercised Options (#)(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
	7/1/2010					69,682	(j)	$1,183,897
	7/1/2011					92,909	(k)	$1,578,524
Sunit S. Patel	1/1/2009	0	310	$14.59	1/1/2012			
	2/1/2009	0	0	$22.80	2/1/2012			
	3/1/2009	0	0	$20.49	3/1/2012			
	4/1/2009	0	0	$21.71	4/1/2012			
	5/1/2009	0	0	$24.16	5/1/2012			
	6/1/2009	0	0	$21.92	6/1/2012			
	7/1/2009	0	0	$30.93	7/1/2012			
	8/1/2009	0	0	$23.45	8/1/2012			
	9/1/2009	0	0	$22.14	9/1/2012			
	10/1/2009	0	0	$24.76	10/1/2012			
	11/1/2009	0	0	$21.44	11/1/2012			
	12/1/2009	0	0	$21.48	12/1/2012			
	1/1/2010	0	0	$25.83	1/1/2013			
	2/1/2010	0	0	$24.37	2/1/2013			
	3/1/2010	0	0	$27.11	3/1/2013			
	4/1/2010	0	0	$26.08	4/1/2013			
	7/1/2010	0	0	$19.91	7/1/2013			
	10/1/2010	0	2,707	$15.46	10/1/2013			
	1/1/2011	0	3,819	$14.70	1/1/2014			
	4/1/2011	0	0	$22.05	4/1/2014			
	7/1/2011	0	0	$36.60	7/1/2014			
	10/1/2011	0	0	$24.80	10/1/2014			
	1/1/2008					490	(a)	$ 8,325
	4/1/2008					513	(b)	$ 8,716
	7/1/2008					513	(c)	$ 8,716
	10/1/2008					513	(d)	$ 8,716
	1/1/2009					1,026	(e)	$ 17,432
	4/1/2009					2,567	(f)	$ 43,613
	7/1/2009					2,567	(g)	$ 43,613
	10/1/2009					2,567	(h)	$ 43,613
	1/1/2010					3,851	(i)	$ 65,428
	7/1/2010					23,394	(j)	$ 397,464
	7/1/2011					31,192	(k)	$ 529,952
Charles C. Miller, III . . .	1/1/2009	0	395	$14.59	1/1/2012			
	2/1/2009	0	0	$22.80	2/1/2012			
	3/1/2009	0	0	$20.49	3/1/2012			
	4/1/2009	0	0	$21.71	4/1/2012			
	5/1/2009	0	0	$24.16	5/1/2012			
	6/1/2009	0	0	$21.92	6/1/2012			
	7/1/2009	0	0	$30.93	7/1/2012			
	8/1/2009	0	0	$23.45	8/1/2012			

	Option Awards					Stock Awards		
	Number of Securities Underlying Unexercised Options (#)(1)		Number of Securities Underlying Unexercised Options (#)(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
	9/1/2009	0	0	$22.14	9/1/2012			
	10/1/2009	0	0	$24.76	10/1/2012			
	11/1/2009	0	0	$21.44	11/1/2012			
	12/1/2009	0	0	$21.48	12/1/2012			
	1/1/2010	0	0	$25.83	1/1/2013			
	2/1/2010	0	0	$24.37	2/1/2013			
	3/1/2010	0	0	$27.11	3/1/2013			
	4/1/2010	0	0	$26.08	4/1/2013			
	7/1/2010	0	0	$19.91	7/1/2013			
	10/1/2010	0	2,964	$15.46	10/1/2013			
	1/1/2011	0	4,182	$14.70	1/1/2014			
	4/1/2011	0	0	$22.05	4/1/2014			
	7/1/2011	0	0	$36.60	7/1/2014			
	10/1/2011	0	0	$24.80	10/1/2014			
	1/1/2008					654	(a)	$ 11,111
	4/1/2008					654	(b)	$ 11,111
	7/1/2008					654	(c)	$ 11,111
	10/1/2008					654	(d)	$ 11,111
	1/1/2009					1,308	(e)	$ 22,223
	4/1/2009					3,270	(f)	$ 55,557
	7/1/2009					3,270	(g)	$ 55,557
	10/1/2009					3,270	(h)	$ 55,557
	1/1/2010					4,906	(i)	$ 83,353
	7/1/2010					25,622	(j)	$ 435,318
	7/1/2011					34,162	(k)	$ 580,412
Jeff K. Storey	1/1/2009	0	506	$14.59	1/1/2012			
	2/1/2009	0	0	$22.80	2/1/2012			
	3/1/2009	0	0	$20.49	3/1/2012			
	4/1/2009	0	0	$21.71	4/1/2012			
	5/1/2009	0	0	$24.16	5/1/2012			
	6/1/2009	0	0	$21.92	6/1/2012			
	7/1/2009	0	0	$30.93	7/1/2012			
	8/1/2009	0	0	$23.45	8/1/2012			
	9/1/2009	0	0	$22.14	9/1/2012			
	10/1/2009	0	0	$24.76	10/1/2012			
	11/1/2009	0	0	$21.44	11/1/2012			
	12/1/2009	0	0	$21.48	12/1/2012			
	1/1/2010	0	0	$25.83	1/1/2013			
	2/1/2010	0	0	$24.37	2/1/2013			
	3/1/2010	0	0	$27.11	3/1/2013			
	4/1/2010	0	0	$26.08	4/1/2013			
	7/1/2010	0	0	$19.91	7/1/2013			
	10/1/2010	0	4,640	$15.46	10/1/2013			

Name	Option Awards					Stock Awards		
	Number of Securities Underlying Unexercised Options (#)(1)		Number of Securities Underlying Unexercised Options (#)(1)					
	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
	1/1/2011	0	6,546	$14.70	1/1/2014			
	4/1/2011	0	0	$22.05	4/1/2014			
	7/1/2011	0	0	$36.60	7/1/2014			
	10/1/2011	0	0	$24.80	10/1/2014			
	1/1/2009					1,674	(e)	$ 28,441
	4/1/2009					4,187	(f)	$ 71,137
	7/1/2009					4,187	(g)	$ 71,137
	10/1/2009					4,187	(h)	$ 71,137
	1/1/2010					6,281	(i)	$ 106,714
	7/1/2010					40,104	(j)	$ 681,367
	7/1/2011					53,472	(k)	$ 908,489
	1/1/2009					26,666	(l)	$ 453,055
Thomas C. Stortz	1/1/2009	0	330	$14.59	1/1/2012			
	2/1/2009	0	0	$22.80	2/1/2012			
	3/1/2009	0	0	$20.49	3/1/2012			
	4/1/2009	0	0	$21.71	4/1/2012			
	5/1/2009	0	0	$24.16	5/1/2012			
	6/1/2009	0	0	$21.92	6/1/2012			
	7/1/2009	0	0	$30.93	7/1/2012			
	8/1/2009	0	0	$23.45	8/1/2012			
	9/1/2009	0	0	$22.14	9/1/2012			
	10/1/2009	0	0	$24.76	10/1/2012			
	11/1/2009	0	0	$21.44	11/1/2012			
	12/1/2009	0	0	$21.48	12/1/2012			
	1/1/2010	0	0	$25.83	1/1/2013			
	2/1/2010	0	0	$24.37	2/1/2013			
	3/1/2010	0	0	$27.11	3/1/2013			
	4/1/2010	0	0	$26.08	4/1/2013			
	7/1/2010	0	0	$19.91	7/1/2013			
	10/1/2010	0	2,707	$15.46	10/1/2013			
	1/1/2011	0	3,819	$14.70	1/1/2014			
	4/1/2011	0	0	$22.05	4/1/2014			
	7/1/2011	0	0	$36.60	7/1/2014			
	10/1/2011	0	0	$24.80	10/1/2014			
	1/1/2008					523	(a)	$ 8,886
	4/1/2008					545	(b)	$ 9,260
	7/1/2008					545	(c)	$ 9,260
	10/1/2008					545	(d)	$ 9,260
	1/1/2009					1,091	(e)	$ 18,536
	4/1/2009					2,728	(f)	$ 46,349
	7/1/2009					2,728	(g)	$ 46,349
	10/1/2009					2,728	(h)	$ 46,349
	1/1/2010					4,092	(i)	$ 69,523

Name	Option Awards					Stock Awards		
	Number of Securities Underlying Unexercised Options (#)(1)		Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
	Grant Date	Exercisable	Unexercisable					
	7/1/2010					23,394	(j)	$ 397,464
	7/1/2011					31,192	(k)	$ 529,952

(1) The number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2011, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. For additional information on the valuation assumptions we made with respect to these grants, refer to note 13 of our financial statements in our Form 10-K for the year ended December 31, 2011, as filed with the SEC. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is settled. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon settlement of a vested OSO will change from time to time.

(2) OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial base price is referred to as the Initial Price. On the settlement date, the Initial Price is adjusted—as of the date of settlement—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date of the OSO. The amounts shown in this column represent the adjusted base price for the OSOs as of December 31, 2011

Vesting Information

OSOs

All OSOs vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of settlement in the event of a change of control as defined in our Level 3 Communications, Inc. Stock Plan.

RSUs

(a) vests 100% on January 1, 2012

(b) vests 100% on April 1, 2012

(c) vests 100% on July 1, 2012

(d) vests 100% on October 1, 2012

(e) vests in equal installments on January 1, 2012 and 2013

(f) vests in equal installments on April 1, 2012 and 2013

(g) vests in equal installments on July 1, 2012 and 2013

(h) vests in equal installments on October 1, 2012 and 2013

(i) vests in equal installments on January 1, 2012, 2013 and 2014

(j) vests in equal installments on July 1, 2012, 2013 and 2014

(k) vests in equal installments on July 1, 2012, 2013, 2014 and 2015

(l) vests 100% on January 1, 2012

Grants of Plan-Based Awards in 2011

This table provides the following information about equity granted to the Named Executive Officers in 2011: (1) the grant date; (2) the number of shares underlying the RSUs awarded to the Named Executive Officers (3) the number of shares underlying OSOs awarded to the Named Executive Officers, (4) the initial strike price of the OSOs, which reflects the closing price of our common stock on the date prior to the grant date and (5) the grant date fair value of each equity award.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	All Other Option Awards: Number of Securities Underlying Options(2)	Exercise or Base Price of Option Awards(3)	Grant Date Fair Value of Stock and Option Awards(4)
James Q. Crowe	1/1/2011		23,227	$14.70	$ 410,421
	4/1/2011		23,227	$22.05	$ 615,516
	7/1/2011		23,227	$36.60	$1,021,756
	10/1/2011		23,227	$24.80	$ 623,877
	7/1/2011	92,909			$3,400,469
Sunit S. Patel	1/1/2011		7,798	$14.70	$ 137,791
	4/1/2011		7,798	$22.05	$ 206,647
	7/1/2011		7,798	$36.60	$ 343,034
	10/1/2011		7,798	$24.80	$ 209,454
	7/1/2011	31,192			$1,141,627
Charles C. Miller, III	1/1/2011		8,540	$14.70	$ 150,902
	4/1/2011		8,540	$22.05	$ 226,310
	7/1/2011		8,540	$36.60	$ 375,675
	10/1/2011		8,540	$24.80	$ 229,384
	7/1/2011	34,162			$1,250,329
Jeff K. Storey	1/1/2011		13,368	$14.70	$ 236,213
	4/1/2011		13,368	$22.05	$ 354,252
	7/1/2011		13,368	$36.60	$ 588,058
	10/1/2011		13,368	$24.80	$ 359,064
	7/1/2011	53,472			$1,957,075
Thomas C. Stortz	1/1/2011		7,798	$14.70	$ 137,791
	4/1/2011		7,798	$22.05	$ 206,647
	7/1/2011		7,798	$36.60	$ 343,034
	10/1/2011		7,798	$24.80	$ 209,454
	7/1/2011	31,192			$1,141,627

(1) This column shows the number of RSUs granted in 2011 to the Named Executive Officers. Each of these grants of RSUs will vest and settle in shares in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

(2) This column shows the number of OSOs granted in 2011 to the Named Executive Officers. The number of shares issued upon settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of settlement. For details on the formula to determine the number of shares of our common stock that are issued upon settlement of vested OSOs, please see the discussion under the caption "2011 Executive Compensation Components—Stock Awards—OSOs," above. OSO awards

provide for acceleration of settlement in the event of a change of control as defined in our Level 3 Communications, Inc. Stock Plan.

(3) OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This base price is adjusted over time until the settlement date (but not below the initial base price) to reflect the percentage appreciation or depreciation in the value of the S&P 500® Index during the term of the OSO. For details on the formula to determine the adjustment to the Initial Price for OSOs, please see the discussion under the caption "2011 Executive Compensation Components—Stock Awards—OSOs," above.

(4) This column shows the full grant date fair value of RSUs and the full grant date fair value of OSOs granted to the Named Executive Officers in 2011. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our stock the day before the grant date of $36.60 for July 1, 2011. For purposes of the OSOs, the fair value is calculated using a calculation value factor of:

January 1, 2011	$17.67
April 1, 2011	$26.50
July 1, 2011	$43.99
October 1, 2011	$26.86

For additional information on the valuation assumptions with respect to the 2011 grants, refer to note 13 of our financial statements in our Form 10-K for the year ended December 31, 2011, as filed with the SEC.

Options Exercised and Stock Vested in 2011

The following table provides information for the Named Executive Officers, relating to (1) OSO settlements during 2011, including the number of shares acquired upon settlement and the value realized and (2) the number of shares acquired upon the lapsing of restrictions for RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
James Q. Crowe	2,315	$63,973	58,362	$1,727,065
Sunit S. Patel	617	$17,050	25,290	$ 701,952
Charles C. Miller, III	787	$21,748	20,970	$ 623,044
Jeff K. Storey	0	$ 0	22,581	$ 720,825
Thomas C. Stortz	656	$18,128	26,426	$ 728,371

Equity Compensation Plan Information

We have two equity compensation plans under which we may issue shares of our common stock to employees, officers, directors and consultants. They are The Level 3 Communications, Inc. Stock Plan and the 2003 Global Crossing Limited Stock Incentive Plan. We assumed sponsorship of the 2003 Global Crossing Limited Stock Incentive Plan in connection with the acquisition of Global Crossing. Options outstanding under the 2003 Global Crossing Limited Stock Incentive Plan at the closing of the acquisition were automatically exchanged for options to purchase shares of our common stock and the plan was amended to provide for the issuance of shares of our common stock. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under The Level 3 Communications, Inc. Stock Plan (in the "Equity compensation plans approved by stockholders" category) and the 2003 Global Crossing Limited Stock Incentive Plan (in the "Equity compensation plans not approved by stockholders" category) as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	4,759,961†	$20.51†‡	8,592,429
Equity compensation plans not approved by stockholders	598,190*	$10.79*	3,350,833

† Includes, among other awards, awards of outperform stock appreciation units ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under The Level 3 Communications, Inc. Stock Plan.

‡ At December 31, 2011, the only type of award outstanding under The Level 3 Communications, Inc. Stock Plan that included an "exercise price" was the OSOs. The weighted-average exercise price indicated is for the outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

* Includes awards of options only. The 2003 Global Crossing Limited Stock Incentive Plan provides for the granting of (i) stock options, (ii) stock appreciation rights and (iii) other stock-based awards, including, without limitation, restricted share units, to eligible participants. The vesting of outstanding awards may be accelerated and the securities issuable pursuant to outstanding awards may be adjusted upon the occurrence of certain corporate events. No awards may be granted under the plan after December 8, 2013. For additional information about this plan, please see note 13, "Employee Benefits and Stock-Based Compensation" to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2011, as filed with the SEC.

OSOs derive value from the appreciation of our common stock above a base price equal to the fair market value of our common stock on the date of grant as adjusted (but not below the initial base price) to reflect the change in value of the S&P 500® Index during the term of the OSO. Upon vesting and settlement, which for awards granted in 2011 will both occur on the third anniversary of the grant date, subject to continued employment, the holder will receive an amount equal to the "spread" between the adjusted base price and the price of our common stock multiplied by a "success multiplier," which ranges from 0 to 4 on a straight line basis to reflect the amount, ranging from 0% to 11%, by which our common stock outperforms the S&P 500® Index. OSOs are granted on a quarterly basis, and the Compensation Committee feels that the fixed settlement of the OSOs three years from the date of grant provides a meaningful holding period that supports the alignment of our LTI program with the interests of our stockholders.

Potential Payments Upon Termination

As described in the Compensation Discussion and Analysis above, at December 31, 2011, the Named Executive Officers did not have employment, severance or change of control agreements with us.

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2011, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. These benefits are the same as benefits available generally to salaried employees, such as distributions under our 401(k) plan and disability benefits. As of December 31, 2011, the Named Executive Officers did not have severance agreements or other special arrangements in connection with a possible layoff, so this presentation does not reflect benefits that may be available in such situations under company plans and arrangements that are available to all salaried employees on a non-discriminatory basis.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, the OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2011, Messrs. Crowe, Miller and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement benefit opportunity. The information presented in the following table is provided with respect to OSOs that would be retained until settlement and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. The information provided for Messrs. Crowe, Miller and Stortz would be the same information that would be presented to show the value of awards upon their retirement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2011. RSU value is determined based on the closing price of our common stock on December 31, 2011.

	OSOs	RSUs	Total
James Q. Crowe	$349,987	$3,689,786	$4,039,773
Sunit S. Patel	$116,131	$1,175,589	$1,291,720
Charles C. Miller, III	$128,128	$1,332,424	$1,460,552
Jeff K. Storey	$198,646	$2,391,478	$2,590,124
Thomas C. Stortz	$116,462	$1,191,186	$1,307,648

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be settled upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in our Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control of Level 3 Communications, Inc.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the Stock Plan that does not qualify as a change in control event under Section 409A, if the Named Executive Officer undergoes a separation from service on account of his termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the Stock Plan.

The following table summarizes the dollar value, as of December 31, 2011, of these accelerations assuming that a change of control that qualifies as a change of control event of Level 3

Communications, Inc. or termination of the Named Executive Officers had occurred on December 31, 2011.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2011, as dictated by the terms of the OSO awards.

	OSOs	RSUs	Total
James Q. Crowe	$4,515,209	$3,689,786	$8,204,995
Sunit S. Patel	$1,456,123	$1,175,589	$2,631,712
Charles C. Miller, III	$1,635,938	$1,332,424	$2,968,362
Jeff K. Storey	$2,477,096	$2,391,478	$4,868,574
Thomas C. Stortz	$1,470,545	$1,191,186	$2,661,731

In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control for awards granted prior to April 1, 2012. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history.

At December 31, 2011, our Named Executive Officers did not have any non-compete agreements.

Director Compensation

During 2011, each of our directors (other than Mr. Scott, whose compensation is described below) who was not employed by us during 2011 earned fees for his Board service consisting of a $75,000 annual cash retainer. The directors who serve as the chairmen of the Audit Committee and the Compensation Committee each earned an additional $30,000 annual cash retainer for serving as chairmen of those committees. The chairman of the Nominating and Governance Committee receives an additional $20,000 for serving as chairman of that committee. Effective in 2012, the chairmen of the Classified Business and Security Committee and the Strategic Planning Committee will receive an additional $20,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2011 earned a $15,000 annual cash retainer for each non-chair membership on the Audit Committee and the Compensation Committee. Any member of the Board who was not employed by us during 2011 earned a $10,000 annual cash retainer for each non-chair membership on the Nominating and Governance Committee. Effective in 2012, any member of the Board who was not employed by us during 2012 will earn a $10,000 annual cash retainer for each non-chair membership on the Classified Business and Security Committee and the Strategic Planning Committee These payments are made on a quarterly basis. Walter Scott, Jr., our Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

We also compensate our non-employee directors with grants of restricted stock units. Each non-employee member of the Board receives a grant of restricted stock units as of July 1 of each year, with the number of units determined by dividing $150,000 (or $180,000 for Mr. Scott) by the volume-weighted average price of our common stock over the period from January 1 to June 30. The total number of restricted stock units issued to each non-employee member of the Board with respect to a calendar year's compensation is subject to an overall cap of 6,666 shares (or 8,000 shares for Mr. Scott).

The restricted stock units vest and settle in shares of our common stock on the first anniversary of grant.

We also award an initial grant of restricted stock units to new members of our Board. This initial grant has a value of $150,000 on the date of grant. The restrictions on transfer for this initial grant lapse 100% on the third anniversary of the date of grant. During 2011, we made initial grants of restricted stock units to Messrs. Clemins and Seah.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage. The annual cost of this coverage is approximately $1.9 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)	All Other Compensation($)	Total($)
Walter Scott, Jr., Chairman	250,000	180,000	89,948(2)	519,948
Kevin P. Chilton(3)	0	0		0
Archie R. Clemins(4)	22,500	187,500		210,000
Steven T. Clontz(3)	0	0		0
James O. Ellis, Jr.	95,000	150,000		245,000
Richard R. Jaros	105,000	150,000		255,000
Michael J. Mahoney	90,000	150,000		240,000
Peter Seah Lim Huat(4)	22,500	187,500		210,000
John T. Reed	115,000	150,000		265,000
Albert C. Yates	90,000	150,000		240,000
Former Directors(5)				
R. Douglas Bradbury	90,000	150,000		240,000
Douglas C. Eby	90,000	150,000		240,000
Robert E. Julian	90,000	150,000		240,000
Lee Theng Kiat	21,250	187,500		208,750
Rahul N. Merchant	90,000	150,000		240,000
Arun Netravali	90,000	150,000		240,000
Michael B. Yanney	85,000	150,000		235,000

(1) This column represents the full grant date fair value of the restricted stock units issued to our non-employee directors during 2011. For additional information relating to the assumptions made by us in valuing these awards for 2011, refer to note 13 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2011, as filed with the SEC.

The following indicates the restricted stock units held by our non-employee directors at December 31, 2011:

Name	
Walter Scott, Jr., Chairman	6,852
Kevin P. Chilton	0
Archie R. Clemins	8,802
Steven T. Clontz	0
James O. Ellis, Jr.	5,710
Richard R. Jaros	5,710
Michael J. Mahoney	5,710
Peter Seah Lim Huat	8,802
John T. Reed	5,710
Albert C. Yates	5,710
Former Directors	
R. Douglas Bradbury	0
Douglas C. Eby	0
Robert E. Julian	0
Lee Theng Kiat	8,802
Rahul N. Merchant	0
Arun Netravali	0
Michael B. Yanney	0

(2) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provision of those secretarial services.

(3) Messrs. Chilton and Clontz joined our Board in April 2012.

(4) Messrs. Clemins and Seah joined our Board in October 2011.

(5) Messrs. Bradbury, Eby, Julian, Merchant, Netravali and Yanney served as a member of our Board during 2011 until the closing of the Global Crossing Acquisition in October 2011. Mr. Lee was a member of our Board from October 2011 until April 2012.

Recent Compensation Related Developments

Following the completion of the Global Crossing Acquisition, the Compensation Committee undertook a review of our compensation arrangements in light of the following:

- other companies, both competitors and non-competitors, may seek to target and attempt to recruit members of our key senior management, particularly during the integration of the Global Crossing Acquisition;
- many members of our key senior management assumed greater roles with enhanced responsibilities given the significant increase in the size of our business as a result of the completion of the Global Crossing Acquisition;
- the Compensation Committee's determination to modify the companies identified as our peers that the Compensation Committee will use to evaluate our own compensation programs; and
- the need to plan for an orderly transition and succession process of senior management.

In particular, the Compensation Committee's review focused on whether modifications were needed to our compensation programs to enhance our ability to:

- retain existing key senior management and ensure continued stability and continuity of our business;
- motivate more effectively our existing key senior management, and attract high quality executive level talent, to meet our business goals and objectives; and
- appropriately compensate our key senior management for achieving those business goals and objectives.

As a result of these considerations and objectives, the Compensation Committee determined that the adoption of certain strategic compensation arrangements was important to our continued short-term and long-term success and growth.

Key Executive Severance Plan—We adopted the Key Executive Severance Plan (the "KESP") to provide severance and welfare benefits to each eligible executive who is involuntarily terminated from employment by the Company without cause or who voluntarily terminates employment with good reason. Participants in the KESP will include senior members of management designated by the Compensation Committee, including each of our Named Executive Officers, other than Mr. Crowe (the "NEO Participants").

An NEO Participant in the KESP will be entitled to the following severance benefits upon a termination of employment by us without cause or by the NEO Participant with good reason:

- a prorated bonus for the year of termination based on the NEO Participant's most recent target annual bonus;
- two times the sum of the NEO Participant's base salary and most recent target annual bonus;
- continued medical and dental insurance coverage under our plans for twenty-four months;
- a lump sum cash payment equal to our paid portion of such medical and dental insurance coverage for such continuation period;
- reimbursement of up to $10,000 for the cost of outplacement services; and
- vesting of a portion of the NEO Participant's equity-based awards.

If an NEO Participant is not retirement-eligible under our retirement benefit at the time of termination, the accelerated vesting will apply to that portion of the NEO Participant's equity awards that would have vested during the twelve-month period following his termination. If an NEO Participant is retirement-eligible, the accelerated vesting will apply to all of the NEO Participant's equity awards, which currently consist of RSUs and OSOs.

Participation in the KESP is conditioned upon the execution of a restrictive covenant agreement containing customary covenants of noncompetition, nonsolicitation, and nondisparagement. All severance benefits under the KESP are also conditioned upon the NEO Participant's execution of a general release of claims against us.

Pursuant to the terms of the Level 3 Communications, Inc. Stock Plan, all equity awards currently held by the NEO Participants vest upon a change in control of the company regardless of whether a termination occurs. Pursuant to the KESP, all future equity awards held by each NEO Participant will vest upon a change in control of the company regardless of whether a termination occurs; provided, that with respect to performance-vested awards, if any (which do not include OSOs), the vesting under the KESP will apply only to the extent that the applicable performance criteria are satisfied as of such change in control based on pro-forma performance over the entire performance period extrapolated from the first date of the performance period through the change in control.

2012 Management Incentive and Retention Plan—We adopted the 2012 Management Incentive and Retention Plan (the "MIRP") to provide a means to encourage key management personnel to remain employed with us or one of our subsidiaries and to reward the achievement of established performance criteria. Participants in the MIRP will include a small number of senior members of management designated by the Compensation Committee, other than Mr. Crowe, including each of the NEO Participants.

The MIRP provides an opportunity to receive two types of awards: a retention award and an incentive award. NEO Participants' retention and incentive awards will both have a cash component and an equity component. The equity component will be granted in the form of RSUs under the Level 3 Communications, Inc. Stock Plan.

Retention Award. The following table illustrates the retention awards for each of the NEO Participants based on their current base salaries as of March 23, 2012 and their anticipated 2012 RSU award levels.

Named Executive Officer	2012 Base Salary ($)	Multiplier (%)	Total Cash Retention Award ($)	2012 RSU Award Level (#)	Multiplier (%)	Total RSU Retention Award (#)
Jeff K. Storey	650,000	150	975,000	75,000	150	112,500
Charles C. Miller, III	575,000	150	862,500	50,000	150	75,000
Sunit S. Patel	575,000	150	862,500	50,000	150	75,000
Thomas C. Stortz	575,000	150	862,500	50,000	150	75,000

The cash retention award will be paid in two equal installments, in both cases contingent upon the NEO Participant's continued employment by us or any of our subsidiaries on the applicable payment date. The first installment will be paid as part of the NEO Participant's final paycheck in 2012, and the second installment will be paid as part of the final paycheck in 2013.

The RSUs will vest and settle in shares of our common stock in two equal tranches, in each case contingent upon the NEO Participant's continued employment by us or any of our subsidiaries on the vesting date.The first tranche will vest and settle in January 2013, and the second tranche will vest and settle in January 2014.

Upon a termination of an NEO Participant's employment by us without cause, or by the NEO Participant with good reason on or following a change in control, that NEO Participant's retention award will become immediately vested and payable in full, subject to the NEO Participant's execution of a general release of claims against us.

Incentive Award. The value of both the cash component and the equity component of each NEO Participant's incentive award will be based upon the amount by which our 2013 Adjusted EBITDA (as that term is defined and determined below) exceeds the benchmark level of $1.328 billion ("Benchmark EBITDA"). 2013 Adjusted EBITDA will be determined by the Compensation Committee during the first quarter of 2014, and any earned incentive awards will be payable in 2014. Absent a change in control, the payment of any incentive award under the MIRP is contingent upon the NEO Participant's continued employment by us or any of our subsidiaries on the date of the payment in 2014.

With respect to both components of the incentive award opportunity, if 2013 Adjusted EBTIDA does not exceed Benchmark EBITDA by more than 19%, then no NEO Participant will be entitled to payment of any portion of his incentive award.

If 2013 Adjusted EBITDA exceeds Benchmark EBITDA by more than 19%, then the amount of the cash incentive award opportunity for each NEO Participant will range from 75% to 300% of the NEO Participant's base salary in effect as of April 1, 2012, and the value of the equity incentive award opportunity for each NEO Participant will range from 75% to 300% of the number of RSUs granted to him during our annual grant cycle in 2012. With respect to both the cash and equity components, the maximum opportunity will be paid only to the extent that such increase is at least 57%. After the Compensation Committee's determination of the increase in 2013 Adjusted EBITDA over Benchmark EBITDA, any earned equity incentive award will be settled in the form of RSUs. These RSUs will be fully vested upon grant and will settle promptly after the grant in shares of our common stock in 2014.

All outstanding incentive awards held by an NEO Participant who remains employed by us as of a change in control will become payable or settled in RSUs, as applicable, immediately prior to such change in control, in each case assuming a 34% improvement in 2013 Adjusted EBITDA over Benchmark EBITDA.

For purposes of the MIRP, the Compensation Committee will determine, in its discretion, 2013 Adjusted EBITDA on a run rate basis during the first quarter of 2014, first by normalizing Adjusted EBITDA for the fourth quarter of 2013, and then by multiplying such amount by four to determine full-year 2013 Adjusted EBITDA. The Compensation Committee will start with Adjusted EBITDA, which means our net income (loss) from our Consolidated Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense (other than non-cash stock compensation expense relating to bonus payments made in the form of stock for 2013 bonus payments), on a consolidated basis as the accounting elements constituting Adjusted EBITDA are determined in accordance with generally accepted accounting principles and consistent with past practice.

James Q. Crowe Employment Agreement—At the recommendation of the Compensation Committee, we and our subsidiary, Level 3 Communications, LLC, entered into an employment agreement with Mr. Crowe on March 19, 2012. The employment agreement with Mr. Crowe has a term ending December 31, 2014.

Pursuant to the employment agreement, Mr. Crowe will receive a minimum annual base salary of $1.25 million and an annual target bonus opportunity equal to 200% of his base salary, with the actual bonus payment to be determined by the Compensation Committee in its sole discretion. However, in the event that individuals who are not currently members of our Board become, and constitute a majority of, members of the Compensation Committee, Mr. Crowe will be entitled to a minimum annual bonus equal to 50% of the annual target bonus opportunity. In addition to being entitled to employee benefits to which similarly situated employees are entitled, Mr. Crowe will also be entitled to continued personal use of our aircraft (consistent with our current policies and practices) and reimbursement of up to a maximum amount of $100,000 for premiums for life insurance and/or long term disability insurance.

Pursuant to the employment agreement, Mr. Crowe receives a total of 900,000 RSUs (effective on May 19, 2012) and 450,000 OSOs (effective on April 1, 2012). Mr. Crowe will become vested in the RSUs as follows: one third on December 31, 2012; one third on December 31, 2013; and one third on December 31, 2014. Mr. Crowe will become vested in his OSOs on December 31, 2014.

Upon termination of Mr. Crowe's employment by us without "cause" or by Mr. Crowe with "good reason," Mr. Crowe will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, cash severance equal to his base salary and annual bonuses (based on the annual target bonus) for the remaining employment term (i.e., until December 31, 2014), and two years of continued access to our health plans. In addition, upon termination of employment by us without "cause" or by Mr. Crowe with "good reason," Mr. Crowe will become immediately vested in all of his then-unvested equity-based awards that were awarded pursuant to the employment agreement.

Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014.

Upon termination of Mr. Crowe's employment with us due to his death or disability, Mr. Crowe (or, in the event of his death, Mr. Crowe's beneficiaries) will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, continued base salary through the last day of the month in which such death or disability occurs and a prorated annual bonus (based on his target annual bonus) for the then-current fiscal year. In addition, Mr. Crowe will become immediately vested in all of his then-unvested equity-based awards that were awarded pursuant to the employment agreement. Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014.

In the event of Mr. Crowe's voluntary termination of employment (without "good reason") that constitutes a "qualifying retirement" under our generally applicable retirement benefit, Mr. Crowe will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, base salary through the last day of the month in which such retirement occurs, a prorated annual bonus (based on the annual target bonus) for the then-current fiscal year, and two years of continued access to our health plans. In addition, Mr. Crowe will be entitled to vesting of a prorated portion of his then unvested equity-based awards that were awarded pursuant to the employment agreement. Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014.

Payment of any severance benefits are subject to the execution by Mr. Crowe of a general release. Mr. Crowe's employment agreement also required that he concurrently enter into a restrictive covenant agreement containing customary non-competition, non-solicitation, and non-disparagement obligations that are applicable through December 31, 2014. Mr. Crowe has also entered into a confidentiality agreement, dated March 19, 2012, that contains customary confidentiality and intellectual property assignment provisions and is incorporated by reference into his restrictive covenant agreement. If Mr. Crowe's employment terminates after December 31, 2013, or his termination constitutes a qualifying retirement, the Company may extend the period of these obligations for one additional year until December 31, 2015, by paying Mr. Crowe additional severance benefits. The form of the additional severance benefits will be selected by us, in its sole discretion, and will be either (i) cash in the amount of $12,000,000 or (ii) cash in the amount of $3,750,000 as well as 300,000 RSUs and 150,000 OSOs, each of which would become vested and settled on December 31, 2015.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which we and (i) our directors, (ii) our executive officers, (iii) any person known by us to beneficially own more than five percent of our outstanding common stock or (iv) their respective immediate family members, are participants pursuant to a written related party transactions policy to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our Proxy Statement. In addition, our Audit Committee reviews and approves or ratifies any related person transaction that has a value equal to or in excess of $50,000. In the course of its review and approval or ratification of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;

- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

The Audit Committee has reviewed and approved or ratified all of the following transactions.

Company Aircraft. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for the first six months of 2011 was $2,200 per hour of use and $2,500 per hour of use for the last six months of 2011. During 2011, we received a payment of $4,254 from Mr. Stortz for the personal use of our corporate aircraft. We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. In addition, in certain limited circumstances we impute as income the cost of personal travel to an executive to the extent that the personal use of the corporate aircraft is at the direction of the company and for the company's benefit in attracting and retaining a member of senior management. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates.

With respect to both Messrs. Crowe and Storey, we impute as income the cost of personal travel. We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2011, Mr. Crowe had $167,325 of imputed income and Mr. Storey had $19,390 of imputed income.

For additional information regarding the personal use of aircraft, please see "Compensation Discussion and Analysis—*Determination of Total Compensation for 2011—Other Compensatory Benefits—Perquisites*" above.

Fairfax Financial Holdings Limited—11.875% Senior Notes due 2019. On January 31, 2011, we completed a private exchange transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") with Fairfax Financial Holdings Limited (the "Investor"). In the exchange transaction, we exchanged $294,732,000 aggregate principal amount of our outstanding 9% Convertible Senior Discount Notes due 2013 (the "Existing Notes") held by the Investor for the issuance by us of $300,217,000 aggregate principal amount of our 11.875% Senior Notes due 2019 (the "New Notes"). In addition, we paid approximately $6.62 million in cash to the Investor, such amount representing the accrued and unpaid interest on the Existing Notes to, but not including, January 31, 2011, less the accrued interest on the New Notes from January 19, 2011 to, but not including,

January 31, 2011. The New Notes were identical to our 11.875% Senior Notes due 2019 that were issued in an aggregate principal amount of $305,000,000 on January 19, 2012, and were issued pursuant to the Indenture, dated as of January 19, 2012, between Level 3 and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to Level 3's 11.875% Senior Notes due 2019.

Fairfax Financial Holdings Limited and Robert E. Julian—Conversion of 15% Convertible Senior Notes due 2013. On July 15, 2011, we completed a Conversion Agreement (the "Conversion Agreement") with Fairfax Financial Holdings Limited and certain of its subsidiaries and certain other investors, including Robert E. Julian, who in July 2011 was a member of our Board and certain entities affiliated with Mr. Julian pursuant to which the parties to the Conversion Agreement agreed to convert a total of $127,962,000 in aggregate principal amount of our 15% Convertible Senior Notes due 2013. In the transaction, we issued an aggregate of 71,090,008 shares of our common stock, representing the approximately 555.5556 shares per $1,000 note into which the notes were convertible pursuant to their terms. We also paid an aggregate of $28,791,450 in cash, equivalent to $225 per $1,000 note, representing interest that would be due from July 15, 2011, through the maturity date for these notes in January 2013.

Fairfax Financial Holdings Limited and its subsidiaries converted a total of $100,062,000 aggregate principal amount of the 15% Convertible Senior Notes due 2013 for a total of 55,590,005 shares of our common stock and an aggregate cash payment of $22,513,950. Mr. Julian and the entities affiliated with Mr. Julian converted a total of $2,900,000 aggregate principal amount of the 15% Convertible Senior Notes due 2013 for a total of 1,611,113 shares of our common stock and an aggregate cash payment of $652,500.

Southeastern Asset Management—15% Convertible Senior Notes due 2013. On March 15, 2012, we completed a private exchange transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") with Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust, and Southeastern Asset Management, Inc. ("Southeastern"), a Tennessee corporation and investment adviser to Longleaf Partners Fund. In the exchange transaction, we exchanged $100,062,000 aggregate principal amount of our outstanding 15% Convertible Senior Notes due 2013 held by Longleaf Partners Fund for the issuance by us of 5,447,129 shares of our Common Stock. These shares of common stock were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended.

In connection with this transaction and effective upon its closing, we and Southeastern amended our existing Standstill Agreement to increase the maximum number of shares of our common stock that Southeastern is permitted to beneficially own during the term of the Standstill Agreement up to 49,840,000 shares from 46,000,000 shares. This amendment permitted Southeastern on behalf of its advisory clients to purchase approximately 4 million additional shares of our common stock in the open market.

COMMON STOCK PROPOSAL

We are asking stockholders to approve a proposal to amend our Restated Certificate of Incorporation. The adoption of the proposal to amend our Restated Certificate of Incorporation would increase the number of authorized shares of our common stock in our Restated Certificate of Incorporation by 50 million from 293,333,333 to 343,333,333.

As of March 23, 2012, approximately 216.13 million of our shares of common stock were issued and outstanding and approximately 57.37 million shares were reserved for issuance pursuant to outstanding convertible debt obligations, employee benefit plans, and other equity linked securities leaving approximately 19.83 million shares of our common stock currently unreserved and available for future use. The number of shares reserved for future issuances in the prior sentence takes into account the increase in the number of shares reserved for future issuances under the Level 3 Communications, Inc. Stock Plan, the approval of which is subject to stockholder approval under the STOCK PLAN PROPOSAL, described below.

The Board believes that the increase in the number of authorized shares of our common stock will provide flexibility in connection with future activities, including:

- financings;
- investment opportunities;
- acquisitions of other companies;
- stock dividends or splits;
- employee benefit plans; and
- other corporate purposes that the Board deems advisable.

Although we have announced the possibility of our issuing shares of common stock from time-to-time for corporate acquisitions and our management continues to evaluate possible acquisition transactions in which we may use our shares of common stock as consideration, as of the date of this Proxy Statement, we have no agreement or understanding with respect to issuing any of the additional shares of authorized common stock and have no present intention to enter into such an agreement or understanding. In addition, there can be no assurance that any such issuance for acquisition transactions or issuance for other purposes will be made, or, if made, as to the timing, type, or size of any issuance. Our authorized but unissued common stock, including the increased number of shares of our common stock if this proposal is approved by the stockholders and made effective, may be issued from time to time as determined by the Board without further stockholder action, except as may be required in certain cases by law or the rules of the New York Stock Exchange.

Accordingly, we would be in a position to use our capital stock to take advantage of market conditions and opportunities without the delay and expense associated with the holding of a special meeting of stockholders. Although we may, based upon our review of prevailing market conditions, issue and sell shares of our common stock in the public markets, currently there is no agreement, arrangement or understanding relating to an issuance and sale by us of our common stock in the public markets.

A stockholder vote against the proposed increase in the number of authorized shares of our common stock would have the effect of limiting our use of common stock.

With the exception of STT Crossing Ltd., our stockholders do not have preemptive rights, which means they do not have the right to purchase shares in any future issuance of common stock in order to maintain their proportionate equity interests in Level 3. In connection with our acquisition of Global Crossing Limited in 2011, we granted STT Crossing Ltd. certain preemptive rights to purchase shares of our common stock in certain circumstances where we issue shares of our common stock or securities convertible into shares of our common stock.

Although the Board will authorize the further issuance of our common stock only when it considers such issuance to be in the best interests of Level 3, stockholders should recognize that any such issuance of additional stock may have the effect of diluting the earnings (loss) per share and book value per share of outstanding shares of our common stock and the equity and voting rights of holders of shares of our common stock.

You will not realize any dilution in your percentage ownership or your voting rights as a result of increasing our authorized common stock. In the absence of future purchases of our common stock by you, issuances of additional shares of our common stock in the future will dilute your percentage ownership and the voting power of the outstanding shares of our common stock. In addition, the issuance of additional shares of our common stock (or even the potential issue) may have a depressive effect on the market price of our common stock.

The increase in the authorized number of shares of common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change of control of Level 3 without further action by the stockholders. Shares of authorized and unissued common stock could (within the limits imposed by applicable law) be issued in one or more transactions that could make a change of control of Level 3 less likely. The additional authorized shares could be used to discourage persons from attempting to gain control of Level 3, by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the Board in a potential takeover scenario. However, this proposal is not made in response to any effort of which we are aware to accumulate our stock or to obtain control of us, nor do we have a present intent to use the additional shares of authorized common stock to oppose a hostile takeover attempt or to delay or prevent changes in control of management.

The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time and effective date selected by Board.

Vote Required

Article XIII of our Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

STOCK PLAN PROPOSAL

Subject to the requisite affirmative stockholder vote at the Annual Meeting, the Board has adopted an amendment of the Level 3 Communications, Inc. Stock Plan to increase the number of shares of our common stock, par value $.01 per share reserved for issuance under the plan by 6,500,000. In this Proposal, we refer to the Level 3 Communications, Inc. Stock Plan as the "Plan."

We are seeking stockholder approval of an amendment of the Plan in order to comply with:

- the requirements of The New York Stock Exchange; and
- the stockholder approval requirements of Sections 162(m) and 422 of the Code, in order to qualify certain awards that the Compensation Committee can make under the Plan as "performance based compensation" or "incentive stock options" as defined under those respective sections of the Code.

In this discussion, we refer to the shares of our common stock that are reserved for issuance under the Plan as "Reserved Shares."

Background

Since 1998, the Compensation Committee has administered the Plan. Since 1998, we have sought and received stockholder approval for several increases in the number of Reserved Shares. The most recent action by the stockholders to approve an increase in the number of Reserved Shares was at the 2011 Annual Meeting.

In 2011, we indicated in our proxy statement for the 2011 Annual Meeting that the increase in the number of Reserved Shares at that time would, in the view of the Compensation Committee and senior management, be sufficient to allow the long-term incentive program using the Plan to continue for a period of 24 months from the date of the 2011 Annual Meeting. We are now seeking stockholder approval of an increase in the number of Reserved Shares to allow the long-term incentive program using the Plan to continue for a period of 24 months from the date of the 2012 Annual Meeting, primarily as a result of:

- having issued an aggregate of 2,355,107 shares of our common stock from the Reserved Shares to pay a portion of the short-term incentive bonuses that were awarded for 2011 performance by our employees other than our Named Executive Officers and the expectation that we may again use shares of our common stock from the Reserved Shares to pay a portion of the short-term incentive bonuses that may be awarded for 2012 performance;
- having used a greater number of shares of our common stock for the 2011 short-term incentive bonuses than were expected at the time of the 2011 Annual Meeting, because the number of our employees increased significantly as a result of our acquisition of Global Crossing Limited; and
- the implementation of other programs and agreements that the Compensation Committee has determined are necessary to retain and incentivize key members of management to meet our business goals and objectives during the next two to three years.

Ramifications of Failure to Receive Approval

Based on the recommendation of the Compensation Committee, the Board believes that the stockholders' rejection of the amendment to increase the number of Reserved Shares by 6,500,000 would require the redesign of our compensation programs that could require us to use a significantly greater portion of our cash on hand and cash generated by operations to compensate our employees. In addition, we would have to modify our use of equity linked long term compensation, including the OSO program—a program that the Compensation Committee continues to believe achieves the goal of aligning award recipients' and stockholders' interests by basing stock based compensation value on our ability to outperform the market in general, as measured by the relative performance of our common stock against the S&P 500® Index, or such other index as the Board may determine.

Need for Increase in Number of Reserved Shares

The Compensation Committee believes that the pool of Reserved Shares is generally sufficient to allow the stock settlement of all Awards that are either currently outstanding or scheduled to be awarded through October 1, 2012 at substantially all contemplated levels of our common stock price performance. The Compensation Committee has formed this belief based on its management of the level of Reserved Shares used in the administration of the Plan. As a result of previous uses of Reserved Shares from the inception of the Plan to date, the Compensation Committee believes that the currently approved amount of Reserved Shares would be sufficient to continue our long-term incentive, or LTI, program only through October 1, 2012, at award levels that are competitive in the marketplace.

As part of our acquisition of Global Crossing Limited, we retained the 2003 Global Crossing Limited Stock Incentive Plan, or the Global Crossing Plan, and the shares that had been reserved for issuance under that plan. Our use of this plan, however, is limited to making awards only to our employees who were formerly eligible to participate in the Global Crossing Plan and to employees who were hired after we completed the acquisition of Global Crossing Limited in October 2011. Our conclusion that additional shares are required to be added to the Reserve Shares takes into account our ability to use the shares reserved for issuance under the Global Crossing Plan for new awards through our long-term incentive program. If the shares reserved for issuance under the Global Crossing Plan were not available to us for use in our long-term incentive program, the date at which we would no longer have Reserved Shares available under the Plan would have been accelerated.

In order to continue to attract, retain and motivate the employees that are necessary to execute our business plan, senior management and the Compensation Committee have concluded that LTI awards need to be maintained. In other words, in the absence of having the ability to continue the LTI program, long term incentive compensation packages that are offered by our competitors and other employers will be more attractive than the packages that we will be able to offer.

Based on current expectations and our use of shares of our common stock from the Reserved Shares as we describe above, to continue our current LTI program for what the Compensation Committee and senior management believe would be for an additional 24 months from the date of the Annual Meeting, the Compensation Committee and the entire Board believe that the number of Reserved Shares should be increased by the requested 6,500,000 shares of our common stock.

Management of the Reserved Shares

The grant of traditional non-qualified stock options, or NQSOs, requires the use of one share of common stock reserved under the plan for each share to be issued upon exercise of the NQSO. Only a single share is required to be used from the share reserve because the maximum number of shares that can be issued upon exercise cannot exceed the number of shares specified in the grant of the NQSO. This maximum number is therefore easily identified and is fixed for administration purposes at the time of grant.

In contrast to an NQSO, the features of the OSO program—including the use of a success multiplier and the fact that the number of shares issued upon exercise is determined based on the relative performance of our common stock versus the S&P 500® Index—require us to follow a "pool" methodology for managing the Reserved Shares when awarding OSOs. The determination of the number of shares to reserve or allocate for each OSO award results from a mathematical simulation that calculates the number of shares of our common stock that would be issued based on thousands of combinations of our common stock price performance, S&P 500® Index performance and other factors over various periods of time. The goal for the allocation is to ensure, as accurately as reasonably possible, that in virtually all stock price growth scenarios, there will be sufficient Reserved Shares available to satisfy all exercises of awarded OSOs through the issuance of Reserved Shares.

To appropriately manage the pool of Reserved Shares when granting awards of OSOs, today, the Compensation Committee has set aside a range of zero to 3.08 Reserved Shares from the total Reserved Shares for each OSO awarded. We use a range to manage the pool since the number of Reserved Shares used is based on an analysis of the remaining life of the OSO, the Adjusted Strike Price and the performance of the S&P 500® from the date of the award to the date of determination. The share reservations have been, and are expected to continue to be, modified from time to time based on changes in market conditions.

As of March 16, 2012, from the 23,333,333 Reserved Shares that were previously approved by our stockholders for use in the Plan, we have issued 11,822,115 shares of our common stock in connection with the exercise of all awards issued under the Plan since April 1, 1998. As part of the 11,822,115 shares, we have issued an aggregate of 4,095,761 shares of our common stock from the Reserved Shares to pay a portion of the short-term incentive bonuses that were awarded for 2009, 2010 and 2011 performance by our employees other than our Named Executive Officers. In connection with the Compensation Committee's managing of the pool of Reserved Shares, as of March 19, 2012, of the approximately 11,511,218 Reserved Shares remaining, we have set aside a total of 2,997,249 Reserved Shares for all currently outstanding OSOs and we have set aside 1,892,242 of the remaining Reserved Shares for all currently outstanding RSUs. As a result, as of March 16, 2012, we have 6,621,727 Reserved Shares remaining that have not been set aside for any outstanding Awards.

As of March 19, 2012, the number of Awards made under the Plan—including OSOs and RSUs—would require the issuance of 2,508,638 shares of our common stock if all of those awards had been settled or the restrictions on transfer lapsed, as the case may be, on that date (assuming a value for all OSOs based on our common stock price of $26.50 on March 16, 2012, the date that would be used to calculate the value of the outstanding OSOs on March 19, 2012). As of March 19, 2012, the number of shares of our common stock already issued pursuant to the Plan from March 1998 through March 19, 2012, plus the number of shares issuable upon settlement or lapse of transfer restrictions of all outstanding Awards under the Plan (calculated as of March 19, 2012) represents approximately 7.76% of the outstanding shares of our common stock.

Eligibility

The following individuals will be eligible to participate in the Plan: (i) each employee of the company or of any of its affiliates, including each such person who may also be a director of the company and/or its affiliates; (ii) each non-employee director of the company and/or its affiliates and who is designated as eligible by the Compensation Committee; and (iii) each other person who provides substantial services to the company and/or its affiliates and who is designated as eligible by the Compensation Committee. An employee on an approved leave of absence may be considered as still in the employ of the company or its affiliates for purposes of eligibility for participation in the Plan.

As of March 16, 2012, the approximate number of people currently participating in the Plan was 5,444, not including participation as a result of receiving a portion of the short-term incentive bonus in the form of RSUs.

Administration

The Plan is administered by the Compensation Committee. The Compensation Committee, in its sole discretion, determines which individuals may participate in the Plan and the type, extent and terms of the Awards (as that term is defined below) to be granted. In addition, the Compensation Committee interprets the Plan and makes all other determinations with respect to the administration of the Plan.

Shares Subject to the Plan; Awards

Subject to the requisite affirmative stockholder vote at the Annual Meeting increasing the number of Reserved Shares by 6,500,000, the aggregate number of Reserved Shares is 29,833,333, from which we have previously issued 11,822,115 shares. Absent receipt of that approval, the aggregate number of Reserved Shares is 23,333,333.

The Plan allows for the grant to eligible participants who are selected by the Compensation Committee for participation of:

- incentive stock options ("ISOs");
- nonqualified stock options ("NQSOs");
- restricted stock and restricted stock units;
- outperform stock options and outperform stock appreciation units ("OSOs");
- bargain purchases of shares of our common stock;
- bonuses of shares of our common stock;
- performance shares and performance units or other grants of shares of our common stock based on performance or the satisfaction of other conditions ("Performance Awards");
- stock appreciation rights; or
- any other form of stock benefit or stock-related benefit.

These various types of grants are referred to as "Awards."

In order to qualify as a "performance based compensation" as defined under Code Section 162(m), the Plan is required to indicate the maximum number of OSOs and Options an individual may be granted during any calendar year. Therefore, for purposes of Section 162(m) of the Code, the maximum number of OSOs and Options that any individual can receive under the Plan in any single calendar year is 200,000. This limitation will be determined prior to the application of the OSO performance multiplier (the "Multiplier"), where the Multiplier is based on the comparative performance of our common stock price to the S&P 500® Index. More information regarding the Multiplier is included below.

Options. Options granted under the Plan may be "incentive stock options" or ISOs, within the meaning of Section 422 of the Code, or nonqualified stock options or NQSOs; provided, however, that ISOs may only be granted to participants who are also our employees or a subsidiary corporation within the meaning of Section 424 of the Code. The terms of Options granted under the Plan will be set out in option agreements between the company and participants that will contain those provisions that the Compensation Committee from time to time deems appropriate, including the exercise price and expiration date of those Options; *provided, however,* that no Option granted under the Plan shall be exercisable after the expiration of ten (10) years from the date it was granted. The exercise price of the Options is determined by the Compensation Committee at the time of grant; provided that in the case of ISOs, the exercise price must be at least the fair market value of our shares of common stock on the date of grant. Upon the exercise of an Option, the amount due to us may be paid by the holder of the Option (a) in cash; (b) by the surrender of all or part of an Option; (c) by the tender to us of shares of our common stock acquired by the holder on the open market or owned by the holder for at least six months and registered in his or her name having a fair market value equal to the amount due to us; (d) by delivering to the Compensation Committee a copy of irrevocable instructions to a stockbroker to deliver promptly to us an amount of sale or loan proceeds sufficient to pay the exercise price, in the case of an Option; (e) in other property, rights and credits deemed acceptable by the Compensation Committee, including a promissory note; or (f) by any combination of the payment methods specified in (a) through (e). Notwithstanding the foregoing, any method of payment other than in cash may be used only with the consent of the Compensation Committee or if and to the extent so provided in the related option agreement.

Outperform Stock Options (OSOs). As discussed above, the Compensation Committee may grant OSOs under the Plan. OSOs are currently designed to provide management with the incentive to maximize stockholder value and to reward the members of management only when the Share price outperforms the S&P 500® Index. OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option."

OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial base price is referred to as the "Initial Price." On the settlement date, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of OSOs increases as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier." On the date of settlement, the gain on the OSO is determined by taking our common stock price and subtracting the Adjusted Price. The success multiplier is then applied against this result to determine the final value of the exercised OSO.

Upon settlement of an OSO, the Compensation Committee, in its sole discretion, will deliver to the holder with respect to and in cancellation of each Share as to which the OSO is exercised or settled, either (a) a number of whole shares of our common stock with a fair market value on the trading day immediately preceding the date of exercise (rounded up to the nearest whole share) equal to the product of (A) the fair market value of a share of our common stock on the trading day immediately preceding the date of exercise or settlement, less the Adjusted Price, multiplied by (B) the Multiplier, (b) cash, equal to the aggregate value of the shares of our common stock determined pursuant to clause (a) above, or (c) a combination of Shares and cash, in any proportion the Compensation Committee may determine, having the same aggregate value as the shares of our common stock determined pursuant to clause (a) above, in each case subject to applicable tax withholding.

In response to changing economic and competitive conditions, the Compensation Committee may modify the terms of OSOs that are issued in the future, but the terms of such a grant must require our common stock to have outperformed a broad-based, market stock index before the award has any exercise value.

Restricted Shares and Restricted Stock Units. Restricted Shares and Restricted Stock Units may be granted by the Compensation Committee in its sole discretion, and such shares of our common stock will become unrestricted or such shares of our common stock will be issued without restrictions on transfer in accordance with a schedule established by the Compensation Committee. Except as set forth in an agreement relating to Restricted Shares, each person who is awarded Restricted Shares will have the entire beneficial ownership of, and all rights and privileges of a stockholder with respect to, the Restricted Shares awarded to him or her, except that such Restricted Shares may not be sold, transferred, pledged or otherwise encumbered during the restricted period set by the Compensation Committee.

The Compensation Committee has, and expects to continue to issue in the future, Restricted Stock Units. Restricted Stock Units will become unrestricted and as a result, shares of our common stock will be issued to the person that is the holder of the Restricted Stock Units that have become unrestricted in accordance with a schedule established by the Compensation Committee. Except as set forth in an agreement relating to Restricted Stock Units, each person who is awarded Restricted Stock Units will have no beneficial ownership of, and no rights and privileges of a stockholder with respect to, the shares of our common stock underlying the Restricted Stock Unit awarded to him or her, until that Restricted Stock Unit is vested and the underlying shares of our common stock are issued.

Performance Shares and Performance Units. The Compensation Committee may grant Performance Awards. Each Performance Award will specify the "Performance Objectives" that must be achieved before that Award will become vested and payable. The Compensation Committee also may specify a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

Performance Objectives may be described in terms of company-wide objectives or objectives that are related to the performance of an individual Participant or the division, department, or function within the company or our affiliate. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by comparison to a group of peer companies or to a financial market index. Performance Objectives shall be limited to specified levels of or increases in one or more of the following: return on equity; diluted earnings per share; net earnings; total earnings; earnings growth; return on capital; working capital turnover; return on assets; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; sales; sales growth; gross margin; return on investment; increase in the fair market value per share; share price (including but not limited to, growth measures and total stockholder return); operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; total return to stockholders; market share; earnings measures/ratios; economic value added; balance sheet measurements including (but not limited to receivable turnover); internal rate of return; and expense targets.

Each Performance Award shall have an initial value that is established by the Compensation Committee at the time of grant. Each Performance Share shall have an initial value equal to the fair market value of our common stock on the date of grant. In addition to any other non-performance terms included in the related agreement, the Compensation Committee will set the applicable Performance Objectives in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

Other Share-based Awards. The Compensation Committee may in its sole discretion grant any other Share or Share-related awards to an eligible person under the Plan that the Compensation Committee deems appropriate, including, but not limited to, stock appreciation rights, bargain purchases of shares of our common stock, bonuses of shares of our common stock and the grant of shares of our common stock based on performance or upon the satisfaction of other conditions. With respect to stock appreciation rights, no stock appreciation right granted under the Plan shall be exercisable after the expiration of ten (10) years from the date it was granted.

Adjustments for Recapitalization, Merger, etc. of the Company

The aggregate number of Reserved Shares, Awards granted under the Plan and any agreements evidencing such Awards, the maximum number of shares of our common stock subject to all Awards and the maximum number of shares of our common stock with respect to which any one person may be granted Awards shall be subject to adjustment or substitution, as determined by the Compensation Committee in its sole discretion, as to the number, price or kind of Share or other consideration subject to such Awards or as otherwise determined by the Compensation Committee to be equitable (i) in the event of changes in the outstanding shares of our common stock or in the capital structure of the company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan.

Notwithstanding the above, in the event that: (i) the company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by stockholders of the company in a form other than stock or other equity interests of the surviving entity; (ii) all or substantially all of the assets of the company are acquired by another person; (iii) the reorganization or liquidation of the company; or (iv) the company shall enter into a written agreement to undergo an event described in clauses (i), (ii) or (iii) above, then the Compensation Committee may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of our common stock received or to be received by other stockholders of the company in the event.

Change of Control

The Compensation Committee, in its sole discretion, may (but need not) provide in any Award agreement that, in the event of a Change in Control (as defined in the Plan), notwithstanding any vesting schedule otherwise effective with respect to the Award, (i) in the case of Options or stock appreciation rights, the Award shall become immediately exercisable with respect to 100 percent of the shares of our common stock subject thereto, (ii) in the case of Restricted Shares, any restrictions shall expire immediately with respect to 100 percent of such Restricted Shares and (iii) in the case of any other Award, including Restricted Stock Units, any other vesting or restricted period to which such Award is subject shall expire as to 100 percent of such Award.

The Plan defines a Change of Control as the occurrence of any of the following events:

- a change in ownership or control of the company effected through a transaction or series of related transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), other than the company or any of its affiliates, or an employee benefit plan maintained by the company or any of its affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of the company possessing more than fifty percent (50%) of the total combined voting power of the company's securities outstanding immediately after such acquisition; or
- the date upon which individuals who, as of May 20, 2010 (the effective date of the amended and restated plan), constitute the Board (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the May 20, 2010, whose election, or nomination for election by the company's stockholders, was approved by a vote of at least a majority of the directors then constituting the

Incumbent Board shall be considered as though such individual were a member of the Incumbent Board since May 24, 2011, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

- the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the company to any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act) other than the company's affiliates.

The Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as senior management of the company, either immediately in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person other than an affiliate of the company or any employee benefit plan (or related trust) sponsored or maintained by the company or an affiliate of the company, either immediately or in the foreseeable future.

Market Value

The closing price of the shares of our common stock on the New York Stock Exchange on April 2, 2012, was $25.92 per share.

Term; Amendment and Termination

The term of the Plan extends to May 20, 2020. The Compensation Committee may amend the Plan from time to time, as it deems appropriate, subject to any applicable law or rule(s) promulgated by the principal national securities exchange on which the Stock is listed and traded at the time of such amendment. The Compensation Committee, however, may not amend any provision relating to ISOs, the Plan's share reserve or the provision relating to Plan amendment without the approval of the Board. Unless otherwise determined by the Compensation Committee, no amendment to this Plan may deprive a participant of any Award or rights with respect to an Award without the participant's consent.

Transferability

Unless otherwise determined by the Compensation Committee, no Award granted under the Plan may be transferred by the participant to whom it is granted other than by beneficiary designation, will, or pursuant to the laws of descent and distribution.

Tax Gross-Up

Prior to April 1, 2012, the Compensation Committee had the discretion to provide in any Award agreement for the payment of additional amounts in respect of the Award in order to make a Participant whole for some or all of the excise taxes imposed on a participant pursuant to Section 4999 of the Code in the event that the grant, exercise, vesting or payment of such Award is deemed to be an "excess parachute payment" for purposes of Section 280G of the Code. Effective April 1, 2012, the Compensation Committee and the full Board amended the Plan, subject to stockholder approval, to remove the Compensation Committee's discretion in this area for all Awards made and associated Award agreements that are effective after April 1, 2012.

Federal Tax Consequences

The following is a brief discussion of our beliefs regarding the Federal income tax consequences of transactions with respect to Options and OSOs under the Plan based on the Code, as in effect as of the date of this summary. This discussion is not intended to be exhaustive and does not describe any state or local tax consequences. Holders of awards under the Plan should consult with their own tax advisors.

ISOs. No taxable income is realized by the optionee upon the grant or exercise of an ISO. If shares of our common stock are issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to such optionee, then (i) upon the sale of such shares, any amount realized in excess of the Option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the company for Federal income tax purposes.

If the shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, generally, (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares and (ii) the company will be entitled to deduct such amount for Federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee upon the sale of the shares of our common stock will be taxed as short-term or long-term capital gain (or loss), depending on how long the shares have been held, and will not result in any deduction by us.

If an ISO is exercised more than three months following termination of employment (subject to certain exceptions for disability or death), the exercise of the Option will generally be taxed as the exercise of a NQSO, as described below.

For purposes of determining whether an optionee is subject to alternative minimum tax liability, an optionee who exercises an ISO generally would be required to increase his or her alternative minimum taxable income, and compute the tax basis in the shares of our common stock so acquired, in the same manner as if the optionee had exercised a NQSO. Each optionee is potentially subject to the alternative minimum tax. In substance, a taxpayer is required to pay the higher of his/her alternative minimum tax liability or his/her "regular" income tax liability. As a result, a taxpayer has to determine his/her potential liability under the alternative minimum tax.

NQSOs. With respect to NQSOs: (i) no income is realized by the optionee at the time the Option is granted; (ii) generally, at exercise, ordinary income is realized by the optionee in an amount equal to the excess, if any, of the fair market value of the shares of our common stock on such date over the exercise price, and the company is generally entitled to a tax deduction in the same amount, subject to applicable tax withholding requirements; and (iii) at sale, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares of our common stock have been held.

OSOs. Participants who receive OSOs will be taxed at ordinary income rates, at the time an OSO is exercised, on the fair market value of the shares of our common stock and cash received in connection with such exercise, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Restricted Shares or Restricted Stock Units. Participants who receive Restricted Shares or Restricted Stock Units will be taxed at ordinary income rates, at the time the restrictions lapse, on the fair market value of the shares of our common stock underlying those vested Restricted Shares or Restricted Stock

Units, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Performance Awards. Participants who receive Performance Awards will be taxed at ordinary income rates, at the time a Performance Award is settled, on the fair market value of the shares of our common stock and/or cash received in connection with such settlement, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Repricings

Notwithstanding any provision of the Plan, repricing of Awards is not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in the Plan and other than on account of adjustments associated with the initial exercise price of an Award of OSOs); (ii) any other action that is treated as "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price is greater than the fair market value of the underlying shares of our common stock, unless the cancellation and exchange occurs in connection with capital adjustments resulting from share splits, etc., as described in the Plan.

Special Rules Applicable to Corporate Insiders

As a result of the rules under Section 16(b) of the Exchange Act ("Section 16(b)"), and depending upon the particular exemption from the provisions of Section 16(b) utilized, officers and directors of the company and persons owning more than 10 percent of the outstanding shares of our common stock ("Insiders") may not receive the same tax treatment as set forth above with respect to the Options and other Share-based awards. Generally, Insiders will not be subject to taxation until the expiration of any period during which they are subject to the liability provisions of Section 16(b) with respect to the sale of such shares of our common stock. Insiders should check with their own tax advisers to ascertain the appropriate tax treatment for any particular Award.

New Plan Benefits

The grant of OSOs, Options, Restricted Shares and other share-based awards under the Plan is entirely within the discretion of the Compensation Committee. As of the date of the mailing of this proxy statement, we cannot determine the number of OSOs, Option, Restricted Share and other Share-based awards that will be granted in the future. Therefore, we have omitted the tabular disclosure of the benefits or amounts allocated under the Plan.

Vote Required

The affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting is required for approval of this Stock Plan Proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

RATIFICATION OF RIGHTS AGREEMENT PROPOSAL

We are asking stockholders to ratify the adoption of the Rights Agreement, which is designed to protect our U.S. net operating loss carryforwards from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended.

On April 10, 2011, we entered into a Rights Agreement with Wells Fargo Bank, N.A., as Rights Agent, dated as of April 10, 2011. Pursuant to the Rights Agreement we issued the Rights (as defined below). We adopted the Rights Agreement and issued the Rights in an effort to deter acquisitions of our common stock that would potentially limit our ability to use our built in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.

At the time that we adopted the Rights Agreement and issued the Rights, we provided that the Rights would expire on the earliest of:

- October 5, 2014;
- the time at which the Rights are redeemed;
- the time at which the Rights are exchanged;
- the time at which the Board determines that our Net Operating Losses, or the NOLs, are utilized in all material respects or that an ownership change under Section 382 of the Internal Revenue Code would not adversely effect in any material respect the time period in which we could use the NOLs, or materially impair the amount of the NOLs that we could use in any particular time period, for applicable tax purposes;
- October 3, 2012, if approval of the Rights Agreement by the affirmative vote of the holders of a majority of the voting power of our outstanding common stock has not been obtained prior to that date; or
- a determination by the Board, prior to the Distribution Date (as defined below), that the Rights Agreement and the Rights are no longer in our best interests and the best interests of our stockholders.

The Board believes that the continued effectiveness of the Rights Agreement remain in our best interest and the best interest of the stockholders to protect our NOLs from limitations pursuant to Section 382 under the U.S. Internal Revenue Code of 1986, as amended.

Description of the Rights Agreement and the Rights

General. Under the Rights Agreement, from and after the record date of April 21, 2011, each share of our common stock carries with it one preferred share purchase right, which is referred to as a Right, until the Distribution Date (as defined below) or earlier expiration of the Rights, which is also described below.

In general terms, the Rights will impose a significant penalty upon any person that, together with all Affiliates and Associates (each as defined in the Rights Agreement) of such person, acquires 4.9% or more of our outstanding common stock after April 10, 2011. Stockholders that owned 4.9% or more of our outstanding common stock as of the close of business on April 10, 2011 do not trigger the Rights so long as they do not (i) acquire additional shares of our common stock representing one-half of one percent (0.5%) or more of the shares of our common stock outstanding at the time of such acquisition or (ii) fall under 4.9% ownership of our common stock and then re-acquire shares that in the aggregate equal 4.9% or more of our common stock.

A person will not trigger the Rights solely as a result of (a) any transaction that the Board determines, in its sole discretion, is an exempt transaction for purposes of triggering the Rights and

(b) any acquisition that occurred or may be deemed to have occurred as a result of our acquisition of Global Crossing Limited.

STT Crossing Ltd. and its Affiliates and Associates are exempt for the purposes of the Rights Agreement, unless and until STT Crossing Ltd. (or any Affiliates of STT Crossing Ltd.) acquires any of our common stock other than (a) pursuant to a transaction that is permitted under Section 4 of the STT Stockholder Rights Agreement or (b) any transfers of our common stock or other of our equity interests between STT Crossing Ltd. and its Affiliates. In addition, any entity or person to whom STT Crossing transfers any amount of our common stock permitted by Section 4.3(iii) of the STT Stockholder Rights Agreement are exempt for the purposes of the Rights Agreement unless and until that entity or person (or any Affiliates or Associates of that entity or person) acquires any additional shares of our common stock.

Southeastern Asset Management, Inc. and its Affiliates and Associates are also exempt for the purposes of the Rights Agreement, unless and until Southeastern Asset Management (or any Affiliates of Southeastern Asset Management) acquires any of our common stock other than in a transaction that is permitted under Section 4 of the Standstill Agreement between us and Southeastern Asset Management dated May 20, 2011, as amended.

The Board may, in its sole discretion prior to the Distribution Date, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize the our tax benefits or is otherwise in our best interests. Any person that acquires shares of our common stock in violation of these limitations is known as an "Acquiring Person."

While the Rights Agreement was implemented by the Board in an effort to deter acquisitions of our common stock that would potentially limit our ability to use our built in losses and any resulting net loss carryforwards to reduce potential U.S. federal income tax obligations, these acquisitions may still occur. In addition, the Rights Agreement may make it more difficult and more expensive to acquire us, and may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Accordingly, the Rights Agreement may limit a stockholder's ability to realize a premium over the market price of our common stock in connection with any acquisition transaction.

The Rights. From the record date of April 21, 2011, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, our common stock. New Rights will also accompany any new shares of our common stock that we issue after April 21, 2011 until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from us fifteen ten-thousandths (0.0015) of a share of Series B Junior Participating Preferred Stock (a "Preferred Share") for $9.00, subject to adjustment (the "Exercise Price"), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of our common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 15 business days after the public announcement that a person or group has become an Acquiring Person unless the Rights Agreement has been terminated or the Rights have been redeemed (as described below).

The date when the Rights become exercisable is the "Distribution Date." Until that date or earlier expiration of the Rights, our common stock will also evidence the Rights, and any transfer of shares of our common stock constitutes a transfer of Rights. After the Distribution Date, the Rights will separate from our common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of our common stock. Any Rights held by an Acquiring Person, or any Affiliates or Associates of the Acquiring Person, are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person, or any Affiliates or Associates of the Acquiring Person, may, upon payment of the Exercise Price, purchase shares of our common stock with a market value of twice the Exercise Price, based on the 'current per share market price' of our common stock (as defined in the Rights Agreement) on the date of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of our common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person, or any Affiliates or Associates of the Acquiring Person.

Preferred Share Provisions. Each one ten-thousandth of a Preferred Share, if issued:

- will not be redeemable;
- will entitle its holder to dividends equal to the dividends, if any, paid on one share of our common stock;
- will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of our common stock, whichever is greater;
- will vote together with our common stock as one class on all matters submitted to a vote of our stockholders and will have the same voting power as one share of our common stock, except as otherwise provided by law; and
- will entitle holders to a per share payment equal to the payment made on one share of our common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one ten-thousandth interest in a Preferred Share is expected to approximate the value of one share of our common stock.

Expiration. The Rights will expire as described above.

Redemption. The Board may redeem the Rights for $0.0015 per Right at any time before the Distribution Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0015 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions. The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or our common stock.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After the Distribution Date, the Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person).

Vote Required

The affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

VOTE ON COMPENSATION PROPOSAL

Under the rules of the SEC, we are required to provide you with the opportunity to cast a vote on the compensation for our Named Executive Officers. This proposal is frequently referred to as a "say-on-pay" vote. This vote is on an advisory basis. Our executive compensation program is intended to attract, retain and motivate the executive talent required to achieve our corporate objectives and increase stockholder value.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed from time to time as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our compensation programs in particular for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

Our executive compensation program is described in the Compensation Discussion and Analysis, or CD&A, related compensation tables and other narrative executive compensation disclosures required by the disclosure rules of the SEC, all of which are found in this Proxy Statement. In particular, the CD&A, beginning on page 22 of this Proxy Statement, describes our executive compensation program in detail, and we encourage you to review it.

Since the vote on this proposal is advisory, it is not binding on us. Nonetheless, the Compensation Committee, which is responsible for approving the overall design and administering certain aspects of the executive compensation program, will take into account the outcome of the vote when making future executive compensation decisions. The Board of Directors recommends that you approve the following resolution that will be submitted for a vote at the 2012 Annual Meeting in support of our executive compensation program:

RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in the Proxy Statement, is hereby APPROVED.

The Board unanimously recommends a vote FOR, this proposal

Unless you specify otherwise, the Board intends the accompanying Proxy to be voted for this item.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 15, 2012, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by us to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	470,392	*
Sunit S. Patel(2)	82,883	*
Charles C. Miller, III(3)	86,041	*
Jeff K. Storey(4)	139,872	*
Thomas C. Stortz(5)	58,647	*
Walter Scott, Jr.(6)	1,936,216	*
Kevin P. Chilton	0	*
Archie R. Clemins	37,566	*
Steven T. Clontz	36,500	*
James O. Ellis, Jr.	38,509	*
Richard R. Jaros	117,738	*
Michael J. Mahoney	33,389	*
Peter Seah Lim Huat	37,616	*
John T. Reed(7)	56,665	*
Albert C. Yates	33,915	*
Directors and Executive Officers as a Group (19 persons)(8)	3,412,530	1.6
STT Stockholder Group(9)	50,498,593	24.3
Southeastern Asset Management, Inc.(10)	44,150,956	20.8
Fairfax Financial Holdings(11)	15,708,920	7.6
Loomis Sayles & Co., L.P.(12)	11,397,331	5.2

* Less than 1%.

(1) Includes 6,739 RSUs, the restrictions on which will lapse within 60 days of March 15, 2012, and 480 shares issuable upon settlement of OSOs that will settle within 60 days of March 15, 2012, assuming the value of those OSOs as of March 15, 2012.

(2) Includes 1,797 RSUs, the restrictions on which will lapse within 60 days of March 15, 2012, and 128 shares issuable upon settlement of OSOs that will settle within 60 days of March 15, 2012, assuming the value of those OSOs as of March 15, 2012 and 1,000 shares of our common stock held in an individual retirement account.

(3) Includes 2,289 RSUs, the restrictions on which will lapse within 60 days of March 15, 2012, and 163 shares issuable upon settlement of OSOs that will settle within 60 days of March 15, 2012, assuming the value of those OSOs as of March 15, 2012.

(4) Includes 2,094 RSUs, the restrictions on which will lapse within 60 days of March 15, 2012, and 209 shares issuable upon settlement of OSOs that will settle within 60 days of March 15, 2012, assuming the value of those OSOs as of March 15, 2012.

(5) Includes 1,909 RSUs, the restrictions on which will lapse within 60 days of March 15, 2012, and 136 shares issuable upon settlement of OSOs that will settle within 60 days of March 15, 2012, assuming the value of those OSOs as of March 15, 2012.

(6) Includes 6,646 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers and 20,085 shares of our common stock held indirectly by Mr. Scott.

(7) Includes 16,666 shares of our common stock held in Mr. Reed's individual retirement account and 6,666 shares of our common stock held by Reed Capital Partners, LLC, of which Mr. Reed and his spouse hold none of the membership interests. Mr. Reed disclaims beneficial ownership of any shares of our common stock held by Reed Capital Partners, LLC.

(8) Includes 16,478 RSUs, the restrictions on which will lapse within 60 days of March 15, 2012, and 1,248 shares issuable upon settlement of OSOs that will settle within 60 days of March 15, 2012, assuming the value of those OSOs as of March 15, 2012.

(9) Based on information provided in Amendment No. 1 to Schedule 13D filed by these stockholders on December 2, 2011. STT Crossing Ltd. ("STT Crossing") is an indirect subsidiary of Temasek Holdings (Private) Limited ("Temasek"), its ultimate parent entity, and is located at 10 Frere Felix de Valois Street, Port Louis, Mauritius. As of December 31, 2011, STT Crossing owned 50,498,593 shares of common stock. Temasek, through its ultimate ownership of STT Crossing, may be deemed to have voting and dispositive power over all these shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of these shares.

(10) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on February 6, 2012. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 13,285,436 shares of our common stock (6.3%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 25,911,787 shares of our common stock beneficially owned by discretionary managed accounts, 18,239,169 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power. Also includes 22,591,534 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power, 18,239,169 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has shared voting power and 3,320,253 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power.

The shares of our common stock beneficially owned by Southeastern Asset Management includes 4,137,849 shares issuable upon conversion of convertible notes prior to the transaction described above under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—*Related Party Transactions—Southeastern Asset Management—15% Convertible Senior Notes due 2013*."

Mr. O Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—*Related Party Transactions—Southeastern Asset Management—15% Convertible Senior Notes due 2013,*" for additional information.

(11) The following information is based solely on Fairfax Financial Holdings Limited's Schedule 13G filed with the SEC on February 14, 2012. Percentage of our outstanding common stock is as reported in their Schedule 13G. The information provided is for Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada includes information for V. Prem Watsa, an individual; 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario; The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia; and 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario. The business addresses for Fairfax, Mr. Watsa, 1109519 and 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; and the business address for Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3.

Fairfax, Mr. Watsa, 1109519, 810679 and Sixty Two share voting and dispositive power with respect to 15,708,920 shares of our common stock.

Certain of the shares of common stock beneficially owned are held by subsidiaries of Fairfax and by the pension plans of certain subsidiaries of Fairfax, and certain of the convertible debt securities that are convertible into shares of our common stock beneficially owned are held by subsidiaries of Fairfax, which subsidiaries and pension plans have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest of a subsidiary or pension plan relates to more than 5% of the class of our common stock.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Neither the filing of the Schedule 13G nor the information contained therein shall be deemed to constitute an affirmation by Mr. Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe or Odyssey America that such person is the beneficial owner of the shares referred to therein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(12) Address for Loomis Sayles & Co., L.P. is One Financial Center, Boston, MA 02111. The following information is based solely on Loomis Sayles & Co., L.P. ("Loomis") Schedule 13G filed with the SEC on February 14, 2012. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Loomis as a registered investment adviser. All of the securities reported by Loomis are owned legally by Loomis's investment advisory clients and none are owned directly or indirectly by Loomis. Loomis exercises sole dispositive power with respect to 11,397,331 shares of our common stock beneficially owned by discretionary managed accounts. Also includes 10,805,414 shares of our common stock held by discretionary managed accounts for which Loomis has sole voting power, 217,286 shares of our common stock held by discretionary managed accounts for which Loomis has shared voting power.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Loomis disclaims any beneficial interest in any of the foregoing securities.

Certain of the shares of common stock beneficially owned are held by Loomis's clients that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client relates to more than 5% of the class of our common stock.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of the persons named in the proxy.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2013 Proxy Statement must submit the proposal so that it is received by us no later than December 6, 2012. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2013 Proxy Statement, but instead wishes to present it directly at the 2013 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 25, 2013, but no earlier than February 23, 2013, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 25, 2013 will not be voted on at the 2013 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2013 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2013 Annual Meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy Statement filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

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Annex 1

AUDIT COMMITTEE REPORT

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2011.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of fiscal 2011, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2012.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T, as may be modified or supplemented. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Rule 3526, Communications with Audit Committees Concerning Independence, by the Professional Standards of the Public Company Accounting Oversight Board (United States), and has discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's annual report on Form 10-K for the year ended December 31, 2011.

The Audit Committee has also considered whether the provision of services by KPMG LLP and its international affiliates not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 is compatible with maintaining KPMG LLP's independence.

The following table presents fees for professional audit services rendered by KPMG LLP and its international affiliates for the audit of the Level 3 annual financial statements for the years ended December 31, 2011, and 2010 and fees billed for other services rendered by KPMG LLP and its international affiliates during those periods, which have been approved by the Audit Committee.

	2011	2010
Audit Fees(1)	$6,347,000	$2,846,000
Audit-Related Fees(2)	1,083,000	1,338,000
Tax Fees(3)	0	45,000
All Other Fees	0	0
Total Fees	$7,430,000	$4,229,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of internal control over financial reporting, and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports, due diligence activities, and other audits not required by statute or regulation.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:
John T. Reed, Chairman
Archie R. Clemins
Michael J. Mahoney

For the year ended December 31, 2011

Annex 2

PROPOSED CERTIFICATE OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

Pursuant to Section 242 of the General Corporation Law

The undersigned, being a duly appointed officer of Level 3 Communications, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "DGCL"), for the purpose of amending the Corporation's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation") filed pursuant to Section 102 of the DGCL, hereby certifies, pursuant to Sections 242 and 103 of the DGCL, as follows:

FIRST: That the Board of Directors of the Corporation, at a meeting of the Board of Directors of the Corporation, adopted resolutions setting forth a certain proposed amendment to the Restated Certificate of Incorporation, as amended, declaring said amendment to be advisable, calling for the stockholders of the Corporation to consider said amendment at the next meeting of the stockholders and calling for a special meeting of the stockholders of said corporation for consideration thereof.

SECOND: The amendment effected hereby was duly authorized by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 141, 228 and 242 of the DGCL and shall be executed, acknowledged and filed in accordance with Section 103 of the DGCL.

THIRD: That Article IV of the Restated Certificate of Incorporation, filed with the Secretary of the State of Delaware on May 22, 2008, as amended on May 27, 2009, May 25, 2010, October 3, 2011 and October 19, 2011 is hereby amended in its entirety to read as follows:

"ARTICLE IV

AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 353,333,333, consisting of 343,333,333 shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

FINANCIAL REPORT TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries (the "Company" or "Level 3") appear below.

	Fiscal Year Ended(1),(2),(3)				
	2011	2010	2009	2008	2007
	(dollars in millions, except per share amounts)				
Results of Operations:					
Revenue (1)	$4,333	$3,591	$3,695	$4,226	$4,199
Loss from Continuing Operations (1)	(827)	(621)	(624)	(321)	(1,143)
Income (Loss) from Discontinued Operations, Net (1)	71	(1)	6	3	(3)
Net Loss	(756)	(622)	(618)	(318)	(1,146)
Per Common Share (2):					
Loss from Continuing Operations (1)(2)	(6.03)	(5.61)	(5.73)	(3.08)	(11.30)
Income (Loss) from Discontinued Operations, Net (1)(2)	0.52	(0.01)	0.05	0.03	(0.03)
Net Loss (2)	(5.51)	(5.62)	(5.68)	(3.05)	(11.33)
Dividends (4)	—	—	—	—	—
Financial Position:					
Total Assets	13,188	8,355	9,062	9,634	10,249
Current portion of long-term debt (5)	65	180	705	186	32
Long-Term Debt, less current portion(5)	8,385	6,268	5,755	6,245	6,631
Stockholders' equity (deficit) (6)	1,193	(157)	491	1,021	1,266

---

(1) The Company purchased Broadwing Corporation ("Broadwing") on January 3, 2007, the Content Delivery Network services business of SAVVIS, Inc. (the "CDN Business") on January 23, 2007 and Servecast Ltd. ("Servecast") on July 11, 2007. During 2007, the Company recorded revenue attributable to Broadwing of $946 million, the CDN Business of $17 million and Servecast of $3 million.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs. Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008 through the date of sale and $36 million in 2007. The Vyvx businesses were acquired by the Company at the end of 2005 in the acquisition of WilTel Communications Group, LLC ("WilTel").

The Company purchased Global Crossing Limited ("Global Crossing") on October 4, 2011 (the "Amalgamation"). During 2011, the Company recorded revenue attributable to Global Crossing of approximately $654 million.

On November 14, 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, the Company recognized a gain on the transaction of approximately $72 million, which is included in the consolidated statements of operations within "Income (Loss) from Discontinued Operations, Net."

Revenue attributable to the coal mining business totaled approximately $54 million in 2011 through the date of sale, $60 million in 2010, $67 million in 2009, $75 million in 2008 and $70 million in 2007. The financial results of the coal mining business are included in the Company's consolidated results of operations through the date of sale, and all periods have been revised to reflect the presentation within discontinued operations.

(2) Effective after the close of trading on October 19, 2011, the Company completed a 1 for 15 reverse stock split as previously approved by the Company's stockholders. All references herein to common stock and per share data have been retrospectively adjusted to reflect the reverse stock split.

(3) In 2007, the Company recognized approximately $12 million of impairment and restructuring charges and a loss on the early extinguishment of debt of $427 million as a result of the refinancing of its senior secured credit agreement and certain debt exchanges, redemptions and repurchases. The Company also recognized a gain of $37 million on the sale of marketable equity securities and a tax benefit of $23 million related to certain state tax matters.

In 2008, the Company recognized approximately $25 million of impairment and restructuring charges, $36 million of induced debt conversion expenses, net, attributable to the exchange of certain of the Company's convertible debt securities, a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases, and a $99 million gain on the sale of the Company's Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customer relationships. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations in the fourth quarter of 2008. As a result, the Company reduced its asset retirement obligations liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million.

In 2009, the Company recognized a gain of approximately $14 million as a result of debt repurchases and exchanges of certain of the Company's debt securities and $9 million of restructuring charges.

In 2010, the Company recognized a loss of approximately $59 million associated with the tender offer to repurchase the Company's 12.25% Senior Notes due 2013 and as a result of the redemption of its 10% Convertible Senior Notes due 2011. The Company also recognized a $91 million benefit primarily related to the release of foreign deferred tax valuation allowances and $2 million of restructuring charges.

In 2011, the Company recognized a loss of $100 million related to the redemption and repurchase of the 3.5% Convertible Senior Notes due in June 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan, the conversion of certain of the 15% Convertible Senior Notes due 2013, the retirement of a portion of the 9.25% Senior Notes due 2014, the redemption of the 5.25% Convertible Senior Notes due 2011 and exchange of the 9% Convertible Senior Discount Notes due 2013. As a result of a change in the estimated useful lives of certain of the Company's property, plant and equipment, the Company recognized a reduction of approximately $74 million in depreciation expense during the fourth quarter of 2011. The change in accounting estimate was accounted for on a prospective basis effective October 1, 2011. The Company also recognized $11 million of restructuring charges and $20 million associated with the impairment of certain wireless spectrum licenses.

(4) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying cash dividends on shares of common stock in the foreseeable future. In addition, the Company is restricted under certain debt-related covenants from paying cash dividends on shares of its common stock.

(5) All share amounts have been adjusted to reflect the 1 for 15 reverse stock split:

In 2007, the Company received net proceeds of $982 million from the issuance by its wholly-owned subsidiary of 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 and net proceeds of

$1.382 billion for the refinancing of its senior secured credit agreement. In connection with the refinancing of the senior secured credit agreement the Company repaid its $730 million Senior Secured Term Loan due 2011. In 2007, the Company redeemed $488 million of its outstanding 12.875% Senior Notes due 2010, $96 million of outstanding 11.25% Senior Notes due 2010 and $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010. Also in 2007, the Company's wholly-owned subsidiary repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011, the Company repurchased $59 million of its outstanding 11% Senior Notes due 2008, $677 million of its outstanding 11.5% Senior Notes due 2010 and $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008. The Company also completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 13 million shares of common stock during 2007. The Company also converted or repurchased $180 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 through the issuance of approximately 1 million shares of common stock and the payment of $106 million in cash in 2007.

In 2008, the Company received proceeds of $400 million from the issuance of its 15% Convertible Senior Notes due 2013. In connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company completed tender offers and repurchased $163 million of its 2.875% Convertible Senior Notes due 2010, $173 million of its 6% Convertible Subordinated Notes due 2010 and $124 million of its 6% Convertible Subordinated Notes due 2009. In 2008, the Company completed exchanges with holders of various issues of its convertible debt in which the Company issued approximately 3 million shares of the Company's common stock in exchange for $18 million of its 6% Convertible Subordinated Notes due 2009, $47 million of its 10% Convertible Senior Notes due 2011, $19 million of its 2.875% Convertible Senior Notes due 2010, $15 million of its 5.25% Convertible Senior Notes due 2011 and $9 million of its 3.5% Convertible Senior Notes due 2012. Also in 2008, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company also repaid at maturity the remaining $20 million of its outstanding 11% Senior Notes due 2008 and approximately $6 million (€4 million) of its outstanding 10.75% Senior Euro Notes due 2008.

In 2009, the Company received net proceeds of $274 million as a result of amending and restating its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan. The Company exchanged $142 million of its 6% Convertible Subordinated Notes due 2010 and $140 million of its 2.875% Convertible Senior Notes due 2010 for $200 million of 7% Convertible Senior Notes due 2015 and $78 million of cash. In 2009, the Company received net proceeds of $274 million from the issuance of its 7% Convertible Senior Notes due 2015, Series B. Also in 2009, the Company repurchased $126 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009, $55 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010, $13 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010, $131 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011, $56 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, and $31 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012. The Company also redeemed the remaining $13 million of its 11.5% Senior Notes due 2010, repurchased the remaining $6 million aggregate principal amount of its Floating Rate Notes due 2011 and repaid at maturity the remaining $55 million of its outstanding 6% Convertible Subordinated Notes due 2009.

In 2010, the Company received net proceeds of $613 million from the issuance of its 10% Senior Notes due 2018 and net proceeds of $195 million from the issuance of its 6.5% Convertible Senior Notes due 2016. In connection with the issuance of its 10% Senior Notes due 2018, the Company repurchased $550 million of the total outstanding 12.25% Senior Notes due 2013 primarily through a tender offer. In addition, the Company redeemed all of the outstanding $172 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, $3 million of its 5.25% Convertible Senior Notes due 2011, the remaining $3 million of its 10.75% Senior Notes due 2011, and $2 million of its 2.875% Convertible Senior Notes due 2010. Upon maturity, the Company repaid the remaining $111 million of its 6% Convertible Subordinated Notes due 2010 and the remaining $38 million of its 2.875% Convertible Senior Notes due 2010.

In 2011, the Company issued approximately $605 million of 11.875% Senior Notes due 2019 in two separate transactions, as well as $500 million of its 9.375% Senior Notes due 2019. Proceeds from the first 11.875% Senior Note offering were used to redeem $196 million of 5.25% Convertible Senior Notes. In the second offering, Level 3 exchanged the 11.875% Senior Notes for approximately $295 million of 9% Convertible Senior Discount Notes. Level 3 Escrow, Inc., an indirect wholly-owned subsidiary of Level 3, issued $600 million in aggregate principal amount of 8.125% Senior Notes due 2019. Level 3 Escrow, Inc. issued an additional $600 million in aggregate principal amount of its 8.125% Senior Notes due 2109 under the same indenture as the 8.125% Senior Notes previously issued, which were treated as a single series of notes under the indenture. In connection with the Amalgamation, all of the 8.125% Senior Notes due 2019 were assumed by Level 3 Financing, Inc. and the proceeds were used to refinance certain existing indebtedness of Global Crossing. Level 3 exchanged approximately $128 million of its 15% Convertible Senior Notes due 2013 for approximately 5 million shares of its common stock. The Company also paid approximately $29 million in cash, representing interest due from the conversion through the 2013 maturity date. The Company also repurchased approximately $20 million of its 3.5% Convertible Senior Notes due 2012. The Company borrowed $550 million aggregate principal amount of its Tranche B III Term Loan. The net proceeds in addition to cash on hand were used to redeem the remaining $274 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012 and repay the $280 million Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan. Also in connection with the closing of the Amalgamation, the Company amended its existing credit agreement to incur an additional $650 million of borrowings through an additional tranche. The net proceeds from the Tranche B II Term Loan were used to consummate the Amalgamation, to refinance certain existing indebtedness of Global Crossing in connection with the consummation of the Amalgamation and for general corporate purposes.

(6) All share amounts have been adjusted to reflect the 1 for 15 reverse stock split:

In 2007, the Company issued approximately 13 million shares of common stock in exchange for $605 million of its 10% Convertible Senior Notes due 2011. The Company also issued approximately 8 million shares of common stock, valued at approximately $688 million, as the stock portion of the purchase price to acquire Broadwing Corporation. Also in 2007, the Company issued approximately 1 million shares of common stock in connection with the conversion of $179 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026.

In 2008, the Company issued approximately 3 million shares of common stock in exchange for $108 million aggregate principal amount of various issues of its convertible debt.

In 2011, the Company issued approximately 5 million shares of common stock in exchange for $128 million of its 15% Convertible Senior Notes. The Company also issued approximately 89 million shares of common stock, valued at approximately $1.9 billion, as the stock portion of the purchase price to acquire Global Crossing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries (''Level 3'' or the ''Company''). When used in this document, the words ''anticipate'', ''believe'', ''plan'', ''estimate'' and ''expect'' and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to, the effects on its business and its customers of general economic and financial market conditions as well as its failure to:

- successfully integrate the operations of Global Crossing or otherwise realize any of the anticipated benefits of the Global Crossing acquisition;

- increase and maintain the traffic on its network and the resulting revenue;
- successfully use new technology and information systems to support new and existing services;
- prevent process and system failures that significantly disrupt the availability and quality of the services that it provides;
- provide services that do not infringe the intellectual property and proprietary rights of others;
- develop new services that meet customer demands and generate acceptable margins;
- attract and retain qualified management and other personnel; and
- meet all of the terms and conditions of the Company's debt obligations.

Except as required by applicable law and regulations, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that the Company makes on related subjects in its additional filings with the Securities and Exchange Commission (the "SEC") should be consulted. For further information regarding the risks and uncertainties that may affect the Company's future results, please review the information set forth below under Item 1A, "Risk Factors," of the Company's Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto) included elsewhere herein.

Communications Business

The Company is a facilities-based provider of a broad range of communications services. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelength and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of generally up to 20 years. In these situations, Level 3 defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract. At December 31, 2011, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 11.2 years.

To implement its strategy and reach its target customers, the Company uses a combination of a direct sales force, an inside or call center based sales force, and indirect sales channels of third party agent partners. The specific elements that the Company uses depend upon the nature of the customers that are being targeted.

For business customers and other customers that make communications purchasing decisions on a local or regional basis, the Company targets them with its direct sales force. Smaller opportunities are serviced by an inside or call center based sales force generally selling pre-defined bundles of services. The customers that the Company targets with this combination are generally those in the mid-market, small regional service providers, some educational institutions and some governmental entities. The Company also complements its direct and inside sales forces that targets these customers with an indirect sales channel of third party agent partners and from time to time systems integrators.

The Company is seeking to expand its indirect sales channel to include expanded relationships with systems integrators. It has worked with systems integrators to provide services to those companies, which the system integrator then bundles into the services that it is providing to the ultimate end user customer. The Company is looking to apply this expanded relationship to both large and mid-market enterprise customers.

The Company's sales functions are supported by dedicated employees in sales and customer target marketing. These sales functions are also supported by centralized service or product management and development, general or corporate marketing, network services, engineering, information technology, and corporate functions including legal, finance, strategy and human resources.

On October 4, 2011, a wholly-owned subsidiary of Level 3 completed its amalgamation with Global Crossing and the amalgamated entity became an indirect wholly-owned subsidiary of the Company through a tax free, stock for stock transaction (the "Amalgamation"). In addition, after the close of business on October 19, 2011, Level 3 completed a 1 for 15 reverse stock split as previously approved by the Company's stockholders in connection with its announcement to transfer the listing of its common stock to the New York Stock Exchange on October 20, 2011. The reverse stock split automatically combined every fifteen shares of issued and outstanding Level 3 common stock into one share of common stock without any change in the par value per share. All share and per share references for all periods presented have been adjusted to give effect to the reverse stock split.

Level 3, through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sold coal primarily through long-term contracts with public utilities. In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from Level 3's balance sheet and the Company recognized a gain on the transaction of approximately $72 million that is included in the consolidated statements of operations within "Income (Loss) from Discontinued Operations, Net." The financial results of the coal mining business are included in the Company's consolidated results of operations through the date of sale, and all periods presented have been revised to reflect the presentation within discontinued operations.

Total revenue consists of:

1) Core Network Services revenue from transport, infrastructure, data and local and enterprise voice services. Core Network Services revenue includes Global Crossing services revenue from transport and infrastructure, switched data services, voice services, collaboration services, data center and hosting, and media transport services ("Invest and Grow") associated with the acquisition of Global Crossing.

2) Wholesale Voice Services revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services, including revenue for such services associated with the acquisition of Global Crossing.

3) Other Communications Services revenue from managed modem and its related intercarrier compensation services and SBC Contract Services, which includes revenue from the "SBC Master Services Agreement," which was obtained in the December 2005 acquisition of WilTel Communications Group, LLC ("WilTel").

Core Network Services

Growth in transport and infrastructure revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers. These expenditures may be in the form of monthly payments or up-front payments for private line, wavelength or dark fiber services. The Company is focused on providing end-to-end transport services to its customers to directly connect customer locations with a private network. Pricing for end-to-end metropolitan transport services have been relatively stable. For intercity transport services, the Company continues to experience pricing pressure for point-to-point locations, particularly in locations where a large number of carriers co-locate their facilities. An increase in demand may be offset by declines in unit pricing.

The Company believes that one of the largest sources of future incremental demand for the Company's Core Network Services will be from customers that are seeking to distribute their feature rich content or video over the Internet. Revenue growth in this area is dependent on the continued increase in demand from customers and the pricing environment. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. Although the pricing for data services is currently relatively stable, the IP market is generally characterized by price compression and high unit growth rates depending upon the type of service. The Company experienced price compression in the high-speed IP market in 2011 and expects that aggressive pricing for its high-speed IP services will continue.

The following provides a discussion of the Company's Core Network Services revenue in terms of wholesale, large enterprise and federal, mid-market, and European customers.

- Wholesale includes revenue from international and domestic carriers, cable companies, wireless companies and voice service providers.

- Large Enterprise and Federal includes Fortune® 300 and other large enterprises that purchase communications services in a manner similar to carriers, including financial services, healthcare and systems integrators, federal government agencies and academic consortia, plus certain portal and search engine companies.

- Mid-Market includes medium enterprises generally outside the Fortune® 300, regional service providers, certain academic institutions and state and local governments.

- Europe includes the largest European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, large enterprises, and government and education sectors. The Company believes that the alignment of Core Network Services around customer groups should allow it to drive growth while enabling it to better focus on the needs of its customers. Each of these groups is supported by dedicated employees in sales. Each of these groups is also supported by non-dedicated, centralized service or product management and development, corporate marketing, global network services, engineering, information technology, and corporate functions, including legal, finance, strategy and human resources.

As a result of the Amalgamation with Global Crossing during the fourth quarter of 2011, the results also include Invest and Grow revenue which includes the provision of transport, infrastructure, IP and data, voice, and collaboration services to carrier and enterprise customers. These services are sold to those customers directly through business relationships with other carriers, sales agents and system integrators.

Core Network Services revenue by customer group was as follows:

	Year Ended December 31,		
(dollars in millions)	**2011**	**2010**	**2009**
Wholesale	$1,433	$1,375	$1,409
Large Enterprise and Federal	605	566	507
Mid-Market	640	595	632
European	324	291	292
Level 3 Core Network Services	$3,002	$2,827	$2,840
Global Crossing Invest and Grow Revenue	$590	$—	$—
Total	$3,592	$2,827	$2,840

The classification of customers within each customer group can change based upon sales team assignments, merger and acquisition activity by customers and other factors.

Anticipated Modification of Revenue Reporting

Beginning in the first quarter of 2012 results, the Company will modify its revenue disclosure to reflect changes in the way revenue will be reported. The Company will provide Core Network Services revenue reporting by three regions (North America; Latin America and Europe; Middle East and Africa "EMEA"). In addition, the Company plans to provide a breakdown of Core Network Services revenue by wholesale and enterprise channels for each of those three regions, and U.K government revenue for EMEA. The Company will report those Wholesale Voice Services and Other Communications Services revenue, and combine results for the Company as a whole.

Wholesale Voice Services

The Company offers Wholesale Voice Services that target large and existing markets. The revenue potential for Wholesale Voice Services is large; however, the pricing and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for Wholesale Voice Services is being targeted by many competitors, several of which are larger and have more financial resources than the Company. Global Crossing also offered Wholesale Voice Services and Other services, which included revenue from predominantly United States domestic and international long distance voice carrier customers.

Other Communications Services

The Company's Other Communications Services are mature services that are not critical areas of emphasis for the Company. Other Communications Services include revenue from managed modem and its related intercarrier compensation services and SBC Contract Services, which comprise revenue derived under the SBC Master Services Agreement that was obtained in the WilTel acquisition. The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. The Company expects ongoing declines in Other Communications Services revenue similar to what has been experienced over the past several years.

The Company receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This intercarrier compensation is based on interconnection agreements with the respective carriers or rates mandated by the FCC. The Company has interconnection agreements in place for the majority of traffic subject to intercarrier compensation. Along with addressing other matters, on November 18, 2011 the FCC established a prospective intercarrier compensation framework for terminating switched access and VoIP traffic, with elements of it becoming effective starting December 29, 2011. Under the framework, most terminating switched access charges and all intercarrier compensation charges were capped at current levels, and will then be reduced to zero over, as relevant to Level 3, a six year transition period beginning July 1, 2012. Several states, industry groups, and other telecommunications carriers filed petitions in federal court for reconsideration of the framework with the FCC, although the outcome of those petitions is unpredictable. A majority of the Company's existing intercarrier compensation revenue is associated with agreements that have expired terms, but remain effective in evergreen status. As these and other interconnection agreements expire, the Company will continue to evaluate simply allowing them to continue in evergreen status (so long as the counterparty allows the same) or negotiating new agreements. The Company earns intercarrier compensation revenue from providing managed modem services, which are declining. The Company also receives intercarrier compensation from its voice services. In this case, intercarrier compensation is reported within Core Network Services revenue.

Business Strategy and Objectives

The Company pursues the following strategic financial objectives:

- growing Core Network Services revenue by increasing sales;
- continually improving the customer experience to increase customer retention and reduce customer churn;
- completing the integration of acquired businesses;
- reducing network costs and operating expenses;
- achieving sustainable generation of positive cash flows from operations in excess of capital expenditures;

- continuing to show improvement in Adjusted EBITDA (as defined in this section below) as a percentage of revenue;
- localizing certain decision making and interaction with its mid-market enterprise customers, including leveraging its existing assets;
- concentrating its capital expenditures on those technologies and assets that enable the Company to develop its Core Network Services;
- managing Wholesale Voice Services for margin contribution; and
- refinancing its future debt maturities.

The successful integration of acquired businesses into Level 3, including Global Crossing, is important to the success of Level 3. The Company must identify synergies and integrate acquired networks and support organizations, while maintaining the service quality levels expected by customers to realize the anticipated benefits of any acquisitions. Successful integration of any acquired businesses will depend on the Company's ability to manage the operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, and eliminate redundant and excess costs to fully realize the expected synergies. If the Company is not able to efficiently and effectively integrate any businesses or operations it acquires, the Company may experience material negative consequences to its business, financial condition or results of operations.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosures. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

While the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, accruals for estimated contingent tax and legal liabilities, valuation allowance for deferred tax assets, and unfavorable contracts recognized in purchase accounting, management has identified the policies below, which require the most significant judgments and estimates to be made in the preparation of the consolidated financial statements, as critical to its business operations and the understanding of its results of operations.

Revenue

Revenue for communications services, including transport, infrastructure, data, voice and managed modem, is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Intercarrier compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed, or at rates mandated by the FCC.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualified for sales-type lease accounting and were entered into prior to June 30, 1999, were recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement (generally up to 20 years).

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period and for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue also is recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its business.

Revenue Reserves

The Company establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. The Company's significant estimates are based on assumptions and other considerations, including payment history, credit ratings, customer financial performance, history of billing disputes, industry financial performance and aging analysis.

Cost of Revenue for Communications Services

The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes. The Company establishes appropriate cost of revenue reserves for disputed supplier billings based on an analysis of its historical experience in resolving disputes with its suppliers.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices, disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Non-Cash Compensation

The Company recognizes stock-based compensation expense for all share-based payment awards in accordance with fair value recognition provisions. Under the fair value recognition provisions, the Company recognizes stock-based compensation expense net of an estimated forfeiture rate, recognizing compensation cost for only those awards expected to vest over the requisite service period of the awards. Determining the appropriate fair value model and estimating the fair value of share-based payment awards require subjective assumptions, including the assumption for stock price volatility. The Company estimates the stock price volatility using a combination of historical and implied volatility, as Level 3 believes it is consistent with the approach most marketplace participants would consider by using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options for the Company's common stock and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the options the Company is valuing. The Company issues outperform stock options in which the value received is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. The Company utilizes a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier for its outperform stock options, including estimating the expected volatility of the S&P 500® Index. As a result of the Company's stock price at the end of 2011, the aggregate intrinsic value of outstanding outperform stock options was $1.8 million as of December 31, 2011.

The assumptions used in estimating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If actual forfeiture rates are materially different from the Company's estimate, stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Valuation of Long-Lived Assets

The Company performs an assessment of its long-lived assets, including finite-lived acquisition-related intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of assets or asset groupings may not be recoverable. This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and operating expenses. All of these items require significant judgment and assumptions. The impairment analysis of long-lived assets also requires the Company to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits and the expected future use of certain empty conduits. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the long-lived asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

The Company conducted a long-lived asset impairment analysis in the fourth quarter of 2011 and concluded that its long-lived assets, including its finite-lived acquisition-related intangible assets, were not impaired. To the extent that future changes in assumptions and estimates cause a change in estimates of future cash flows that indicate the carrying amount of the Company's long-lived assets, including finite-lived acquisition-related intangible assets, may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's long-lived assets to their estimated fair value.

Useful Lives of Long-Lived Assets

The Company performs periodic internal reviews to evaluate the depreciable lives of its property, plant and equipment. Due to rapid changes in technology and the competitive environment, selecting the estimated economic life of telecommunications property, plant, and equipment requires a significant amount of judgment. The Company's internal reviews take into account input from the Company's global network services personnel regarding actual usage, physical wear and tear, replacement history, and assumptions regarding the benefits and costs of implementing new technology that factor in the need to meet the Company's financial objectives. In connection with the acquisition of Global Crossing, the Company evaluated the estimated useful lives of its fixed assets and determined that the period it expected to use conduit, fiber, and transmission equipment was longer than the remaining useful lives originally estimated. In determining the change in estimated useful lives, the Company, with input from its engineering team, considered its historical usage patterns and retirements, estimates of technological obsolescence, and expected usage and maintenance. The change in the estimated useful lives of conduit, fiber, and certain transmission equipment resulted in a reduction of depreciation expense of approximately $74 million in the fourth quarter of 2011, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011 under the accounting standard related to changes in accounting estimates applied to pre-existing and acquired conduit, fiber, and transmission equipment.

Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets

The Company performs an annual impairment assessment of its goodwill at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process considers the fair value of each reporting unit relative to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 15—Segment Information—to the Consolidated Financial Statements. Goodwill assigned to the Level 3 reportable segment totaled $1.4 billion at both December 31, 2011 and 2010. Goodwill assigned to the Global Crossing reportable segment totaled $1.1 billion at December 31, 2011. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed. If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

According to recently issued guidance, an assessment of qualitative factors may be performed to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value prior to performing the two step evaluation. If it is determined that it is unlikely that the carrying value exceeds the fair value, the Company is not required to complete the two step goodwill impairment evaluation. In 2011, the Company performed this qualitative assessment and determined it was not necessary to complete the two step goodwill impairment evaluation.

During 2010, the Company also considered the use of multiple valuation techniques in accordance with the Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and had consistently applied a market approach as part of its impairment assessment process.

Under the market approach for 2010, the Company estimated the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, added an estimated control premium, and then assigned that fair market value to the reporting units. The most significant estimates and assumptions utilized in its valuation with the market approach involved estimating an appropriate control premium and allocating the estimated enterprise fair value to each of its reporting units.

The Company concluded that using 20% as a control premium would be reasonable in its market approach valuation for purposes of performing its 2010 goodwill impairment test based on historical control premiums offered for comparable transactions in the communications industry, the availability of financing, and number of potential buyers. The calculated market value using the Company's quoted market price valuation was allocated to each of its two reporting units based on their relative percentage of Adjusted EBITDA, as this is a key external and internal valuation metric.

The Company conducted its goodwill impairment analysis at the end of 2011 and 2010 and concluded that its goodwill was not impaired in either period.

The Company also performs an assessment of its acquisition-related indefinite-lived intangible assets annually at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of the indefinite-lived acquisition-related intangible assets to their respective carrying values. If the fair value of the indefinite-lived acquisition-related intangible assets exceeds their carrying values, then the indefinite-lived acquisition-related intangible assets are not impaired.

The Company's fair value methodology primarily consists of a discounted cash flow analysis that includes estimates of revenue, costs, growth rates and an appropriate discount rate and market comparable estimates. These estimates are based on historical data, various internal estimates and management's expectations of future trends.

The Company conducted its indefinite-lived acquisition-related intangible asset impairment analysis at the end of 2010 and concluded that there was no impairment. During 2011, the Company determined that the carrying value of certain wireless spectrum licenses that it acquired in a prior acquisition was impaired and the Company recognized a $20 million charge in the fourth quarter that was recognized in Other Expense. The Company concluded that its remaining indefinite-lived intangible assets were not impaired as of December 31, 2011.

The Company performs periodic internal reviews to evaluate whether events and circumstances continue to support indefinite useful lives on its intangible assets. The Company considers input from its legal, business development and product personnel in its evaluation of all relevant factors supporting the useful lives of its intangible assets.

To the extent that future changes in the Company's assumptions and estimates cause a change in the related fair value estimates that indicate the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets to their estimated fair value.

Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the underlying rates. To achieve this objective, the Company enters into financial derivatives, primarily interest rate swap agreements, the values of which change in the opposite direction of the anticipated future cash flows. The Company has floating rate long-term debt (see Note 12—Long-Term Debt—of the Consolidated Financial Statements). These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases. The Company has designated its interest rate swap agreements as cash flow hedges. Swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments to a counterparty over the lives of the agreements without exchange of the underlying notional amount. The change in the fair value of the interest rate swap agreements is reflected in Accumulated Other Comprehensive Income (Loss) ("AOCI") and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings, due to the fact that the interest rate swap agreements qualify as effective cash flow hedges. The Company does not use any derivative financial instruments for speculative purposes.

The Company is exposed to credit related losses in the event of non-performance by counterparties. The Company considers credit valuation adjustments to appropriately reflect both the Company's non-performance risk and the respective counterparty's non-performance risk in its fair value measurements. The counterparties to any of the financial derivatives the Company enters into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction, and continues to closely monitor the financial market and the risk that its counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains, if any, in such contracts, should any of these counterparties fail to perform as contracted.

Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and, prior to the disposition of the coal business in 2011, reclamation requirements in the coal mining business to remediate previously mined properties. The initial and subsequent measurement of the Company's asset retirement obligations require the Company to make significant estimates regarding the eventual costs and probability or likelihood that the Company will be required to remove certain of its network infrastructure and restore certain of its leased properties. In addition, the Company must estimate the periods over which these costs will be incurred and the present value of such costs using the Company's estimate of its credit-adjusted risk-free interest rate upon initial recognition.

The Company periodically evaluates its asset retirement obligations to determine if the amount and timing of its cash flow estimates continue to be appropriate based on current facts and circumstances.

The asset retirement obligations for coal mining locations were increased by an insignificant amount in 2010 due to revised estimates of future obligations. The Company's asset retirement obligations for its coal mining business were extinguished as a result of the disposition in 2011.

Business Combinations

The accounting guidance for business combinations requires an acquiring entity to recognize all of the assets acquired and liabilities assumed at the acquisition date fair value. The allocation of the purchase price to the assets acquired and liabilities assumed from Global Crossing (and the related estimated lives of depreciable tangible and identifiable intangible assets) requires a significant amount of judgment and is considered a critical estimate. Such allocation of certain aspects of the purchase price to items that are more complex to value is performed by management, taking into consideration information provided to management by an independent valuation firm. See Note 2 - Events Associated with the Amalgamation of Global Crossing, in the Notes to the Consolidated Financial Statements for additional information concerning the assignment of fair values to the assets and assumed liabilities of Global Crossing.

Results of Operations 2011 vs. 2010

(dollars in millions)	Year Ended December 31, 2011	Year Ended December 31, 2010	Change %
Revenue	$4,333	$3,591	21%
Cost of Revenue	1,706	1,434	19%
Depreciation and Amortization	805	870	(7)%
Selling, General and Administrative	1,759	1,373	28%
Restructuring Charges	11	2	NM
Total Costs and Expenses	4,281	3,679	16%
Operating Income (Loss)	52	(88)	NM
Other Income (Expense):			
Interest income	1	1	—%
Interest expense	(716)	(586)	22%
Loss on extinguishment of debt, net	(100)	(59)	69%
Other, net	(23)	20	NM
Total Other Expense	(838)	(624)	34%
Loss Before Income Taxes	(786)	(712)	10%
Income Tax (Expense) Benefit	(41)	91	NM
Loss from Continuing Operations	(827)	(621)	33%
Income (Loss) from Discontinued Operations, Net	71	(1)	NM
Net Loss	$(756)	$ $(622)	22%

NM — Not meaningful

In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. The financial results of the coal mining business are included in the Company's consolidated results of operations through the date of sale, and all periods have been revised to reflect the presentation within discontinued operations.

Revenue consists of:

1) Core Network Services includes revenue from transport, infrastructure, data, and local and enterprise voice communications services. Core Network Services includes Invest and Grow revenue from transport and infrastructure, switched data services, voice services, collaboration services, data center and hosting, and media transport services associated with Global Crossing from the acquisition date.

2) Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services, including revenue for such services associated with the acquisition of Global Crossing.

3) Other Communications Services includes revenue from managed modem and its related intercarrier compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel.

Total revenue attributable to each of these services is as follows (dollars in millions):

	Year Ended December 31,	
	2011	**2010**
Core Network Services	$3,592	$2,827
Wholesale Voice Services	672	650
Other Communications Services	69	114
Total Revenue	$4,333	$3,591

Revenue increased approximately 21% in 2011 compared to 2010. The increase in total revenue was driven by growth in the Company's Core Network Services revenue from several existing services and the additional Invest and Grow revenue associated with the Global Crossing acquisition during the fourth quarter, and an increase in Wholesale Voice Services revenue partially offset by an expected decline in Other Communications Services revenue.

The Company experienced increases within Core Network Services revenue in 2011 compared to 2010, primarily within data, CDN and IP services. The Company experienced strong growth in data, CDN and IP services revenue during 2011 driven by increased demand for enterprise bandwidth and end customer demand for content delivery over the internet. The Company also experienced full year increases driven by demand in its transport and infrastructure services and colocation services, while its voice services during 2011 were relatively flat compared to 2010. The Company's 2011 results include approximately $590 million of Global Crossing's Invest and Grow revenue as a result of the acquisition on October 4, 2011, which reflected relative softness in historical UK government revenue and strength in Latin America.

The decrease in Wholesale Voice Services revenue in 2011, excluding three months of Global Crossing's Wholesale Voice revenue of approximately $64 million as a result of the acquisition, compared to 2010 is primarily due to a decline in usage. The Company continues to manage its combined wholesale voice platform for margin growth, and it expects continued volatility in revenue as a result of this strategy.

Other Communications Revenue decreased to $69 million in 2011 from $114 million in 2010. The decrease is the result of a decline in managed modem revenue, especially in large metropolitan areas. The Company expects managed modem revenue to continue to decline due to an increase in the number of subscribers migrating to broadband services.

Intercarrier compensation revenue from managed modem services also declined in 2011 compared to 2010 as a result of the continuing decline in demand for managed modem services. The Company has historically earned the majority of its intercarrier compensation revenue from managed modem services, although the Company continues to generate a portion of its intercarrier compensation revenue from voice services, which is reported within Core Network Services revenue. To the extent the Company is unable to sign new interconnection agreements or signs new agreements or amends existing agreements containing lower rates, or there is a significant decline in the Company's managed modem dial-up business, or to the extent that FCC or state regulations change such as the prospective intercarrier compensation framework which may eliminate compensation between carriers for terminating ISP-bound traffic, intercarrier compensation revenue may experience further declines over time.

Also contributing to the decrease in Other Communications Services revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network.

Cost of Revenue includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs, and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses.

Cost of revenue as a percentage of total revenue was 39% in 2011 compared to 40% in 2010. The Company has benefited from higher margin on-net Core Network Services and a decrease in lower margin Wholesale Voice Services, offset by the inclusion of three months of costs attributable to the Global Crossing acquisition of approximately $322 million in 2011. Additionally, the Company continues to implement initiatives to reduce both fixed and variable network expenses.

Depreciation and Amortization expense decreased 7% to $805 million in 2011 from $870 million in 2010. The decrease is primarily attributable to a change in the estimated useful lives of certain of the Company's property, plant and equipment that resulted in a reduction of depreciation expense of approximately $74 million in the fourth quarter, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011 under the accounting standard related to changes in accounting estimates (See Note 1 - Organization and Summary of Significant Accounting Policies - *Property, Plant and Equipment* in the Notes to the Consolidated Financial Statements). The decrease also reflects the reduction in depreciation expense associated with shorter-lived fixed assets becoming fully depreciated, the effect of foreign currency fluctuations and additional depreciation and amortization associated with the Global Crossing acquisition in the fourth quarter of 2011.

Selling, General and Administrative expenses include salaries, wages and related benefits (including non-cash, stock-based compensation expenses), property taxes, travel, insurance, rent, contract maintenance, advertising, accretion expense on asset retirement obligations and other administrative expenses. Selling, general and administrative expenses also include certain network related expenses such as network facility rent, utilities and maintenance costs.

Selling, general and administrative expenses increased 28% to $1.8 billion in 2011 compared to $1.4 billion in 2010. The increase includes $253 million of selling, general and administrative costs associated with Global Crossing. The remaining increase in 2011 compared to 2010 is driven by transaction costs and integration costs incurred by the Company for the Global Crossing acquisition of approximately $70 million, as well as higher employee compensation and related costs as the Company continued to increase its sales, support and customer installation activity headcount during 2011.

Also included in selling, general and administrative expenses in 2011 and 2010, respectively, were $101 million and $67 million, respectively, of non-cash, stock-based compensation expenses related to grants of outperform stock options, restricted stock units, accruals for the Company's discretionary bonus, and shares issued for the Company's matching contribution for the 401(k) plan. The increase in non-cash, stock-based compensation expense is primarily due to higher headcount, an increase in the 2011 discretionary stock-based bonus expected to be distributed to employees in 2012, an increase in the stock price on the grant date associated with the 2011 annual restricted stock unit grant compared to 2010, and an adjustment in 2011 to the 2010 stock bonus grant issued in 2011 due to a higher stock price on the actual grant date in 2011.

Restructuring Charges in 2011 and 2010 were $11 million and $2 million, respectively. The increase in 2011 compared to 2010 was primarily due to reductions in headcount associated with the Global Crossing acquisition, as the Company had not initiated any significant new workforce reduction plans in 2011 or 2010.

The Company may initiate additional restructuring activities in 2012 in connection with the efforts to optimize its cost structure or in connection with the Amalgamation of Global Crossing. Additional restructuring activities could result in additional headcount reductions and related charges.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) income tax benefit (expense), (2) total other income (expense), (3) non-cash impairment charges included within restructuring charges, (4) depreciation and amortization expense, (5) non-cash stock compensation expense included within selling, general and administrative expenses and (6) discontinued operations.

Adjusted EBITDA is not a measurement under generally accepted accounting principles ("GAAP") and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense and income tax benefit (expense) because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes are better evaluated through cash flow measures. Adjusted EBITDA excludes net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income tax benefit (expense), depreciation and amortization expense, non-cash impairment charges, non-cash stock compensation expense and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Note 15 - Segment Information, of the Notes to Consolidated Financial Statements provides a reconciliation of Adjusted EBITDA for each of the Company's reportable operating segments.

Consolidated Adjusted EBITDA was $958 million in 2011, including $47 million for the Global Crossing business from the date of acquisition compared with $849 million in 2010. Adjusted EBITDA for the Level 3 business was $911 million in 2011 compared to $849 million in 2010. The increase in Adjusted EBITDA for the Level 3 business in 2011 is primarily attributable to the growth in the Company's higher incremental margin Core Network Services revenue and continued improvements in cost of revenue.

Interest Income remained constant at $1 million in 2011 compared to 2010. The Company invests its funds primarily in government and government agency securities, money market funds and commercial paper depending on liquidity requirements. The Company's investment strategy generally provides lower yields on the funds than would be obtained on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense increased 22% to $716 million in 2011 from $586 million in 2010. Interest expense increased as a result of higher average debt balance for 2011 compared to 2010, including financing associated with the Global Crossing acquisition.

The Company expects annual interest expense in 2012 to approximate $740 million based on the Company's outstanding debt as of December 31, 2011, and taking into consideration the current interest rates on the Company's variable rate debt, and the January 2012 issuances of $900 million aggregate principal amount of the

Company's 8.625% Senior Notes due 2020, a portion of which was used to redeem approximately $807 million aggregate principal of the Company's 9.25% Senior Notes due 2014. See Note 12—Long-Term Debt—of the Notes to Consolidated Financial Statements for additional information on Level 3's financing activities.

Loss on Extinguishment of Debt, net was $100 million 2011 compared to a loss of $59 million in 2010. The loss recorded during 2011 was related to a charge of approximately $27 million recognized in the fourth quarter of 2011 for the redemption of the 3.5% Convertible Senior Notes due 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan, a charge of approximately $29 million recognized for the July 2011 conversion of the 15% Convertible Senior Notes due 2013, a charge of less than $1 million for the 3.5% Senior Notes due 2012 repurchased in August, a $23 million charge recognized for the portion of the 9.25% Senior Notes due 2014 retired in April 2011 and a $20 million charge recorded in the first quarter of 2011, which was the result of the redemption of the 5.25% Convertible Senior Notes due 2011 and the exchange of the 9% Convertible Senior Discount Notes due 2013. The loss recorded during 2010 was related to a $4 million charge recognized as a result of the redemption of the Company's 10% Convertible Senior Notes due 2011 and a $55 million charge recognized in connection with the 12.25% Tender Offer and consent solicitation in. See Note 12 - Long-Term Debt, of the Notes to Consolidated Financial Statements for more details regarding the Company's financing activities.

The Company may enter into additional transactions in the future to repurchase or exchange existing debt that may result in gains or losses on the extinguishment of debt. The Company expects to recognize a loss of approximately $22 million in the first quarter of 2012 as a result of the redemption of the 9.25% Senior Notes due 2014.

Other, net was $23 million of expense in 2011 compared to $20 million of income in 2010. Other, net is primarily comprised of gains and losses from the change in the fair value of certain derivative investments, as well as gains and losses on the sale of non-operating assets, realized foreign currency gains and losses and other income. The expense recognized in 2011 also includes a charge of approximately $20 million related to the impairment of certain wireless spectrum licenses (See Note 8 - Acquired Intangible Assets, of the Notes to Consolidated Financial Statements).

Income Tax Expense was $41 million expense in 2011 compared to a $91 million benefit in 2010. The income tax expense during 2011 is primarily related to an out of period adjustment due to taxable temporary differences associated with certain indefinite-lived intangible assets that the Company is unable to use to offset its deferred tax assets. The 2011 income tax expense also includes approximately $8 million associated with the post acquisition results of Global Crossing. See Note 1 - Organization and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements for additional details. The income tax benefit in 2010 primarily related to a release of certain foreign deferred tax asset valuation allowances.

The Company incurs income tax expense attributable to income in various Level 3 subsidiaries that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties in income tax expense related to uncertain tax benefits.

Income (Loss) from Discontinued Operations was net $71 million of income in 2011 compared to a $1 million loss in 2010. Level 3, through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sold coal primarily through long-term contracts with public utilities. In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from the Company's balance sheet and it recognized a gain on the transaction of approximately $72 million in 2011. The $1 million loss in 2010 was a result of costs exceeding revenue due to lower volume of tons mined, partially offset by the commencement of new contracts during the year.

Results of Operations 2010 vs. 2009

(dollars in millions)	Year Ended December 31, 2010	Year Ended December 31, 2009	Change %
Revenue	$3,591	$3,695	(3)%
Cost of Revenue	1,434	1,499	(4)%
Depreciation and Amortization	870	906	(4)%
Selling, General and Administrative	1,373	1,337	3 %
Restructuring Charges	2	9	(78)%
Total Costs and Expenses	3,679	3,751	(2)%
Operating Loss	(88)	(56)	57 %
Other Income (Expense):			
Interest income	1	2	(50)%
Interest expense	(586)	(595)	(2)%
Gain (loss) on extinguishment of debt, net	(59)	14	NM
Other, net	20	12	67 %
Total Other Expense	(624)	(567)	10 %
Loss Before Income Taxes	(712)	(623)	14 %
Income Tax (Expense) Benefit	91	(1)	NM
Loss from Continuing Operations	(621)	(624)	— %
Income (Loss) from Discontinued Operations, Net	(1)	6	(117)%
Net Loss	$(622)	$(618)	1 %

NM — Not meaningful

Revenue consists of the following (dollars in millions):

	Year Ended December 31, 2010	Year Ended December 31, 2009
Core Network Services	$2,827	$2,840
Wholesale Voice Services	650	663
Other Communications Services	114	192
Total Revenue	$3,591	$3,695

Revenue decreased 3% in 2010 compared to 2009. The decrease in 2010 compared to 2009 is primarily the result of Wholesale Voice Services and expected declines in Other Communications Revenue.

The Company's Core Network Services revenue in 2010 compared to 2009 was essentially flat. Full year declines in the Company's data, local and enterprise voice services were driven by lower usage of Internet access and voice services which was primarily driven by macroeconomic conditions. Similar macroeconomic conditions driving declines in data service revenue and Vyvx broadcast services during the first half of 2010, strengthened to reflect growth during the second half of the year. In addition, full year increases in transport and infrastructure services driven by strong demand led sequential quarterly improvement that offset the annual declines in data, local and enterprise voice services.

The decrease in Wholesale Voice Services revenue in 2010 compared to 2009 is primarily attributable to a decline in international voice termination services that experienced pricing pressure during the year. This decrease was offset by slight increases in domestic voice termination and toll free services.

Other Communications Revenue declined to $114 million in 2010 from $192 million in 2009. The decrease is the result of a decline in managed modem revenue as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas.

Intercarrier compensation revenue from managed modem services also declined in 2010 compared to 2009 as a result of the continuing decline in demand for managed modem services. The Company has historically earned the majority of its Intercarrier compensation revenue from managed modem services, although the Company continues to generate a portion of its Intercarrier compensation revenue from voice services, which is reported within Core Network Services revenue.

Also contributing to the decrease in Other Communications revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network and the satisfaction by SBC of its gross margin commitment under the SBC Master Services Agreement in the first half of 2008. During the second quarter of 2008, the gross margin commitment on the SBC Master Services Agreement was satisfied; however AT&T, Inc. ("AT&T"), which merged with SBC in 2005, continues to purchase services from Level 3 under the SBC Master Services Agreement as it continues to migrate the services provided under the agreement to its own network facilities. The SBC Master Services Agreement was an agreement between SBC Services Inc. and WilTel and was obtained in the December 2005 WilTel acquisition.

Cost of revenue as a percentage of revenue decreased to 40% in the 2010 compared to 41% in 2009. The Company has benefited from higher margin on-net Core Network Services and an improving gross margin mix. The Company continues to decrease its lower margin voice and certain private line services costs, and to implement initiatives to reduce both fixed and variable network expenses.

Depreciation and Amortization expense decreased 4% to $870 million in 2010 from $906 million in 2009. This decrease is primarily attributable to the reduction in depreciation expense associated with shorter-lived fixed assets becoming fully depreciated and the effect of foreign currency fluctuations.

Selling, general and administrative expenses increased 3% to $1.4 billion in 2010 compared to $1.3 billion in 2009. The increase is primarily a result of higher employee compensation and related costs as the Company continued to increase investments in its sales and support and customer install activity headcount during 2010. Included in selling, general and administrative expenses was $67 million of non-cash, stock-based compensation expenses related to grants of outperform stock options, restricted stock units for the Company's discretionary bonus, and shares issued for the Company's matching contribution for the 401(k) plan. This compares to $59 million of non-cash, stock-based compensation expenses recognized in 2009. The increase in non-cash, stock-based compensation expense is primarily due to higher headcount and shares issued for the Company's discretionary bonus in 2010 and lower non-cash compensation awards in 2009.

Restructuring Charges decreased to $2 million in 2010 from $9 million in 2009 primarily as a result of the timing of the Company's workforce reduction activities. During 2009, the Company initiated a workforce reduction of approximately 260 employees, or 5% of the Company's total employee base. The Company did not initiate any significant new workforce reduction plans in 2010.

Adjusted EBITDA for the Level 3 business was $849 million in 2010 compared to $910 million in 2009. The decrease in Adjusted EBITDA for the Level 3 business is primarily attributable to the decline in the Company's revenue, partially offset by a decrease in cost of revenue, in addition to higher selling, general and administrative expenses in 2010.

Interest Income decreased to $1 million in 2010 from $2 million in 2009. The decrease is primarily due to a decrease in the average returns on the Company's investment portfolio, as well as a decrease in the average invested balance during 2010.

Interest Expense decreased 2% to $586 million in 2010 from $595 million in 2009. Interest expense decreased as a result of lower average interest rates in 2010 as compared to 2009 on the Company's variable rate debt.

Gain (Loss) on Extinguishment of Debt, Net reflected a loss totaling $59 million in 2010 compared to a gain of $14 million in 2009. The loss during 2010 consisted of a $4 million charge recognized as a result of the redemption of the Company's 10% Convertible Senior Notes due 2011 and a $55 million charge recognized in connection with the tender offer and consent solicitation of the Company's 12.25% Senior Notes due 2013. The 2009 net gain on extinguishment of debt of $14 million was the result of certain debt repurchases prior to maturity.

Other, net increased to $20 million in 2010 compared to $12 million in 2009. Other, net is primarily comprised of gains and losses from the change in the fair value of certain derivative investments, as well as gains and losses on the sale of non-operating assets, realized foreign currency gains and losses and other income.

Income Tax Benefit (Expense) reflected a benefit of $91 million in 2010 compared to expense of $1 million in 2009. The income tax benefit of $91 million in 2010 primarily relates to a release of certain foreign deferred tax valuation allowances (see Note 14—Income Taxes—of the Notes to Consolidated Financial Statements). The income tax expense in 2009 primarily relates to state and foreign income taxes.

Income (Loss) from Discontinued Operations was a loss of $1 million in 2010 compared to income of $6 million in 2009 from the Company's coal business. The $1 million loss in 2010 was a result of costs exceeding revenue due to lower volume of tons mined, partially offset by the commencement of new contracts during the year. The income of $6 million in 2009 was driven by customer buyout of purchase commitments under its contract, partially offset by lower volume of tons mined.

Financial Condition—December 31, 2011

Cash flows provided by operating activities, investing activities and financing activities for the years ended December 31, 2011 and 2010, respectively, are summarized as follows:

	Year Ended		
(dollars in millions)	**December 31, 2011**	**December 31, 2010**	**Change**
Net Cash Provided by Operating Activities of Continuing Operations	$388	$339	$49
Net Cash Used in Investing Activities of Continuing Operations	(398)	(428)	30
Net Cash Provided by (Used In) Financing Activities of Continuing Operations	261	(122)	383
Net Cash Provided by (Used in) Discontinued Operations	51	(1)	52
Effect of Exchange Rates on Cash and Cash Equivalents	—	(8)	8
Net Change in Cash and Cash Equivalents	$302	$(220)	$522

Operating Activities of Continued Operations

Cash provided by operating activities of continuing operations increased by $49 million in 2011 compared to 2010. The increase in cash provided by operating activities of continuing operations was primarily due to improved operations in 2011 and working capital management.

Investing Activities of Continued Operations

Cash used in investing activities of continuing operations decreased by $30 million in 2011 compared to 2010 as a result of additional capital expenditures, which totaled $494 million in 2011 and $435 million in 2010, which were more than offset by cash received with the stock investment in Global Crossing. The capital expenditures in 2011 as a percentage of revenue were fairly consistent with 2010 levels.

Financing Activities of Continued Operations

Cash provided by financing activities of continuing operations increased $383 million in 2011 compared to 2010 as a result of new issuances partially offset by debt payments and repurchases. Financing activities exclude proceeds and payments for borrowings placed in escrows and used for settlement of Global Crossing debt in the amount of $1,200 million.

Cash Flows of Discontinued Operations

Net cash provided by discontinued operations was $51 million in 2011 compared to a use of $1 million in 2010 primarily as a result of the sale of its coal mining business on November 14, 2011 which resulted in approximately $55 million of incremental unrestricted cash.

Liquidity and Capital Resources

The Company incurred a net loss of $756 million in 2011 and $622 million in 2010. In connection with its continuing operations, the Company used $494 million for capital expenditures and $261 million of cash was provided by financing activities in 2011. This compares to $435 million of cash used for capital expenditures and $122 million of cash flows used in financing activities in 2010.

Cash interest payments are expected to increase to approximately $680 million in 2012 from the $576 million made in 2011 based on forecasted interest rates on the Company's variable rate debt outstanding and the January 2012 issuances of $900 million aggregate principal amount of its 8.625% Senior Notes due 2020, a portion of which was used to redeem approximately $807 million aggregate principal of its 9.25% Senior Notes due 2014. Capital expenditures for 2012 are expected to be remain constant as a percentage of revenue with 2011 , as the Company invests in base capital expenditures (estimated capital required to keep the network operating efficiently and support new service development) with the remaining capital expenditures expected to be partly success-based, which is tied to a specific customer revenue opportunity, and partly project-based where capital is used to expand the network based on the Company's expectation that the project will eventually lead to incremental revenue. As of December 31, 2011 and including the effect of transactions completed in January and February 2012, the Company had long-term debt contractual obligations, including capital lease and commercial mortgage obligations, and excluding premium and discounts on debt issuance and fair value adjustments, of $65 million in 2012, $313 million in 2013 and $1,425 million in 2014.

In January 2012, Level 3 Financing, Inc. issued $900 million aggregate principal amount of its 8.625% Senior Notes due 2020 in a private transaction. A portion of the net proceeds from the offering were be used to redeem all of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million. The remaining proceeds constitute purchase money indebtedness under the existing senior secured credit agreement and indentures of Level 3 and will be used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS Assets (as defined in the existing senior secured credit agreement and indentures of Level 3), including the cash purchase price of any past, pending or future acquisitions.

During the second half of 2011, the Company borrowed $550 million aggregate principal amount of its Tranche B III Term Loan. The net proceeds along with cash on hand were used to redeem the remaining $274 million aggregate principal amount of 3.5% Convertible Senior Notes due in June 2012 and repay the $280 million Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan. The Company also repurchased approximately $20 million of its 3.5% Convertible Senior Notes due 2012 with available cash and issued an aggregate of approximately 5 million shares of Level 3's common stock to convert $128 million of its 15% Convertible Senior Notes due in 2013 to equity. The Company also paid approximately $29 million in cash, representing interest due from the conversion through the 2013 maturity date.

In June 2011, Level 3 Escrow, Inc. issued $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 in a private offering. In July 2011, Level 3 Escrow, Inc. issued an additional $600 million aggregate principal amount of its 8.125% Senior Notes due 2019 in a private offering. This offering represented an additional offering of the 8.125% Senior Notes due 2019 that were issued in June 2011. In connection with the Amalgamation, all of the 8.125% Senior Notes due 2019 were assumed by Level 3 Financing, Inc. In addition, Level 3 Financing borrowed on the Amalgamation date $650 million aggregate amount of a Tranche B II Term Loan. The net proceeds from the 8.125% Senior Notes and the Tranche B II Term Loan were used to refinance certain existing indebtedness of Global Crossing in connection with the consummation of the Amalgamation and for general corporate purposes.

In the first quarter of 2011, Level 3 Financing, Inc. issued $500 million aggregate principal amount of its 9.375% Senior Notes due 2019 in a private transaction. The net proceeds from the offering, together with cash on hand, were used to partially redeem approximately $443 million aggregate principal amount of the outstanding 9.25% Senior Notes due 2014 in April 2011.

Also in the first quarter of 2011, the Company issued $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 in two private transactions. Approximately $300 million was issued in exchange for all of the Company's outstanding 9% Convertible Senior Discount Notes due 2013, and a portion of the net proceeds from another transaction were used to redeem the Company's outstanding 5.25% Convertible Senior Notes due 2011.

In the second half of 2010, the Company issued $201 million total aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 for net proceeds of approximately $195 million. In addition, the Company repaid $38 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 that had matured during the third quarter.

In early 2010, Level 3 Financing, Inc. issued $640 million aggregate principal amount of 10% Senior Notes due 2018 in a private offering. In conjunction with a concurrent tender offer and consent solicitation, the proceeds from this issuance were used to repurchase $547 million aggregate principal amount of its 12.25% Senior Notes due 2013. The Company also repaid $111 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 that matured on March 15, 2010, repurchased the remaining $3 million aggregate principal amount of the 12.25% Senior Notes due 2013 and repurchased an additional $8 million in debt in various transactions throughout the first quarter of 2010.

Level 3 had $918 million of cash and cash equivalents on hand at December 31, 2011. In addition, $61 million of current and non-current restricted cash and securities are used to collateralize outstanding letters of credit, long-term debt, and certain operating obligations of the Company. Based on information available at this time, the Company believes that its current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

The Company may need to refinance all or a portion of its indebtedness at or before maturity and cannot provide assurances that it will be able to refinance any such indebtedness on commercially reasonable terms or at all. In addition, the Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments as well as future amounts due at maturity or to extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of the existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transaction, individually or in the aggregate, may be material.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets.

Consolidation of the communications industry may continue. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments of the Company at December 31, 2011, as further described in the Notes to Consolidated Financial Statements.

Payments Due by Period

	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(dollars in millions)				
Contractual Obligations					
Long-Term Debt, including current portion(1)	$ 8,528	$ 65	$ 2,545	$ 1,045	$ 4,873
Interest Obligations(2)	3,676	686	1,242	879	869
Asset Retirement Obligations	121	8	16	16	81
Operating Leases	1,624	268	432	313	611
Right of Way Agreements	762	142	143	123	354
Purchase and Other Obligations	969	610	197	48	114
Other Commercial Commitments					
Letters of Credit	33	4	2	2	25

(1) Pro forma for the issuance of $900 million aggregate principal amount of the Company's 8.625% Senior Notes due 2020 and the redemption of $807 million aggregate principal amount of the Company's 9.25% Senior Notes due 2014 in January and February 2012 (together the "January and February 2012 Transactions"), the Company's contractual obligations for long-term debt, including current portion, would total $8.621 billion comprised of: $65 million due in less than one year, $1.738 billion due in two to three years, $1.045 billion due in four to five years and $5.773 billion due after 5 years.

(2) Pro forma for the January and February 2012 Transactions, the Company's interest obligations would total $4.148 billion comprised of: $689 million due in less than one year, $1.248 billion due in two to three years, $1.035 billion due in four to five years and $1.176 billion due after 5 years.

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default. The Company's debt instruments do not have covenants that require the Company or its subsidiaries to maintain certain levels of financial performance or other financial measures such as total leverage or minimum revenues. These types of covenants are commonly referred to as "maintenance covenants."

Long-term debt obligations exclude issue discounts and premiums and fair value adjustments.

Interest obligations assume interest rates on variable rate debt do not change from December 31, 2011. In addition, interest is calculated based on debt outstanding as of December 31, 2011, and on existing maturity dates.

The Company is unable to reliably estimate the future cash flows of the derivatives included in Other Non-Current Liabilities presented in Note 10—Fair Value of Financial Instruments—of the Notes to Consolidated Financial Statements. Therefore, such amounts are excluded from this table.

Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 14—Income Taxes—of the Notes to Consolidated Financial Statements for additional information regarding the Company's uncertain tax positions.

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for unknown increases in future periods in the amounts included above.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. The Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities. Certain other right of way agreements are cancelable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2012, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Purchase and other obligations represent all outstanding purchase order amounts of the Company as of December 31, 2011 ($504 million), contractual commitments with third parties to purchase network access services ($222 million), maintenance payments for portions of the Company's network ($224 million) and other ($19 million).

The table above does not include other long-term liabilities, such as liabilities recorded for legal matters that are not contractual obligations by nature. The Company cannot determine with any degree of certainty the years in which these liabilities might ultimately be paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Level 3 is subject to market risks arising from changes in interest rates and foreign exchange rates. As of December 31, 2011, the Company had borrowed a total of approximately $2.9 billion primarily under a Senior Secured Term Loan due 2014 and Floating Rate Senior Notes due 2015 that bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too will the interest expense on amounts borrowed under the debt instruments. The weighted average interest rate on the variable rate instruments at December 31, 2011, was approximately 4.1%.

In March 2007, Level 3 Financing, Inc. entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The interest rate swap agreements were effective beginning in 2007 and mature in January 2014. Under the terms of the interest rate swap agreements, Level 3 receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. Level 3 has designated the interest rate swap agreements as a cash flow hedge on the interest payments for $1 billion of floating rate debt.

The remaining, or unhedged, variable rate debt of approximately $1.9 billion has a weighted average interest rate of 4.9% at December 31, 2011. A hypothetical increase in the weighted average rate by 1% point (i.e. a weighted average rate of 5.9%) would increase the Company's annual interest expense by approximately $19 million. At December 31, 2011, the Company had $5.6 billion (excluding fair value adjustments, discounts and premiums) of fixed rate debt bearing a weighted average interest rate of 9.3%. A decline in interest rates in the future will not benefit the Company with respect to the fixed rate debt due to the terms and conditions of the indentures relating to that debt that would require the Company to repurchase the debt at specified premiums if redeemed early.

Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

Foreign Currency Exchange Rate Risk

The Company conducts a portion of its business in currencies other than the U.S. dollar, the currency in which the Company's consolidated financial statements are reported. Correspondingly, the Company's operating results could be adversely affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company's European subsidiaries use the local currency as their functional currency, as the majority of their revenue and purchases are transacted in their local currencies. Although the Company continues to evaluate strategies to mitigate risks related to the effect of fluctuations in currency exchange rates, the Company will likely recognize gains or losses from international transactions. Changes in foreign currency rates could adversely affect the Company's operating results.

As a result of the Amalgamation with Global Crossing, the Company's currency exchange rate risk has significantly increased.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2011. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective and are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

As a result of its acquisition of Global Crossing in the fourth quarter of 2011, Level 3 has expanded its internal controls over financial reporting to include consolidation of the Global Crossing results of operations as well as acquisition related accounting and disclosures. These controls have been incorporated into the Company's Section 404 assessment for 2011. There were no other changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company completed the amalgamation of Global Crossing on October 4, 2011. As permitted by the SEC, management's assessment did not include the internal controls over financial reporting of the acquired operations of Global Crossing, which are included in the Company's consolidated financial statements as of December 31, 2011 and for the period from the acquisition date through December 31, 2011. The Company is currently integrating policies, processes, people, technology, and operations of the combined Company. Global Crossing represents approximately 39% of total assets and 15% of total revenues of Level 3 Communications, Inc. as of and for the year ended December 31, 2011. Management will continue to evaluate the Company's internal controls over financial reporting as it continues its integration of Global Crossing.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of its management, including the Company's principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2011 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011. Management excluded from its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2011, Global Crossing Limited's internal control over financial reporting associated with total gross assets of $5.159 billion (which includes goodwill of $1.114 billion included within the scope of the assessment) and total revenues of $654 million included in the consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of and for the year ended December 31, 2011.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of the assessment of the Company's internal control over financial reporting as of December 31, 2011. This report appears on page F-3.

SEC FILINGS

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's website at *www.sec.gov*. You may also read and copy any document the Company files with the SEC at the SEC's public reference room, located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Level 3's annual report on Form 10-K and all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of its website as soon as reasonably practicable after the Company files such materials with, or furnish them to, the SEC. The Company's website is *www.level3.com*. The Company cautions you that the information on its website is not part of this or any other report the Company files with, or furnishes to, the SEC.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Level 3's common stock is currently traded on the New York Stock Exchange under the symbol "LVLT." Prior to October 20, 2011, its common stock was traded on the NASDAQ Global Select Market. Level 3 completed a 1 for 15 reverse stock split effective after the close of trading on October 19, 2011. On October 20, 2011, Level 3 transferred the listing of its common stock from the NASDAQ Global Select Market to the New York Stock Exchange and began trading on a reverse stock split adjusted basis. As of February 15, 2012, there were approximately 7,560 holders of record of Level 3's common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share sales prices of Level 3'a common stock as reported by the NASDAQ Global Select Market from January 1, 2010 to October 19, 2011 and the NYSE Composite Tape from October 20, 2011 to December, 31, 2011, as adjusted for the reverse stock split noted above.

Year Ended December 31, 2011	High	Low
First Quarter	$24.75	$14.70
Second Quarter	36.90	21.00
Third Quarter	40.05	20.55
Fourth Quarter	36.00	16.51

Year Ended December 31, 2010	High	Low
First Quarter	$26.55	$18.60
Second Quarter	26.55	16.05
Third Quarter	18.00	13.91
Fourth Quarter	18.15	12.45

Equity Compensation Plan Information

The Company has two equity compensation plans under which it may issue shares of its common stock to employees, officers, directors and consultants. They are The Level 3 Communications, Inc. Stock Plan and the 2003 Global Crossing Limited Stock Incentive Plan. The Company assumed sponsorship of the 2003 Global Crossing Limited Stock Incentive Plan in connection with the acquisition of Global Crossing. Options outstanding under the 2003 Global Crossing Limited Stock Incentive Plan at the closing of the acquisition were automatically exchanged for options to purchase shares of the Company's common stock and the plan was amended to provide for the issuance of shares of its common stock. The following table provides information about the shares of the Company's common stock that may be issued upon exercise of awards under The Level 3 Communications, Inc. Stock Plan (in the "Equity compensation plans approved by stockholders" category) and the 2003 Global Crossing Limited Stock Incentive Plan (in the "Equity compensation plans not approved by stockholders" category) as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	4,759,961 *	$20.51 **	8,592,429
Equity compensation plans not approved by stockholders	598,190 ***	$10.79 ***	3,350,833

---

* Includes, among other awards, awards of outperform stock appreciate units ("OSOs"). For purposes of this table, these securities are considered to use a single share of the Company's common stock from the total number of shares reserved for issuance under The Level 3 Communications, Inc. Stock Plan.

** At December 31, 2011, the only type of award outstanding under The Level 3 Communications, Inc. Stock Plan that included an "exercise price" was the OSOs. The weighted-average exercise price indicated is for the outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of the Company's common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

*** Includes awards of options only. The 2003 Global Crossing Limited Stock Incentive Plan provides for the granting of (i) stock options, (ii) stock appreciation rights and (iii) other stock-based awards, including, without limitation, restricted share units, to eligible participants. The vesting of outstanding awards may be accelerated and the securities issuable pursuant to outstanding awards may be adjusted upon the occurrence of certain corporate events. No awards may be granted under the plan after December 8, 2013. For additional information about the plan, see Note 13, "Employee Benefits and Stock-Based Compensation" to the Company's consolidated financial statements included elsewhere herein.

OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of the Company's common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is settled. OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of OSOs are not able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option."

OSOs have an initial strike price that is equal to the closing market price of the Company's common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date, the Initial Price is adjusted-as of that date-by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date. The Initial Price, however, cannot be adjusted below the closing price of the Company's common stock on the day that the OSO was granted.

The value of all OSOs will increase as the price of the Company's common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described as follows. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of the Company's common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	—
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4

The pre-multiplier gain is the Company's common stock price minus the Adjusted Strike Price on the settlement or exercise date.

Dividend Policy

The Company's current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in its business. As a result, the Company's directors and management do not anticipate paying any cash dividends on shares of its common stock in the foreseeable future. In addition, under certain of the Company's debt covenants it may be restricted from paying cash dividends on shares of its common stock.

Performance Graph

The graph compares the cumulative total return of the Company's common stock for the five year period from 2007 through 2011 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2006, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among the Company's Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index



120.00
100.00
80.00
60.00
40.00
20.00
0.00
2006
2007
2008
2009
2010
2011
LVLT
S&P 500
NASDAQ Telecommunications

	12/06	12/07	12/08	12/09	12/10	12/11
Level 3 Common Stock	100.00	54.29	12.50	27.32	17.50	20.23
S&P 500® Index	100.00	105.49	66.46	84.05	96.71	98.75
NASDAQ Telecommunications	100.00	113.48	61.50	85.66	94.42	83.63

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the condition under which they are required or because the information called for is shown in the consolidated financial statements or in the notes hereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit), and comprehensive loss for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of Level 3 Communications, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Level 3 Communications, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on Level 3 Communications, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Level 3 Communications, Inc. acquired Global Crossing Limited during 2011, and management excluded from its assessment of the effectiveness of Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2011, Global Crossing Limited's internal control over financial reporting associated with total gross assets of $5.159 billion (which includes goodwill of $1.114 billion included within the scope of the assessment) and total revenues of $654 million included in the consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of Level 3 Communications, Inc. also excluded an evaluation of the internal control over financial reporting of Global Crossing Limited.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit), and comprehensive loss for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
February 28, 2012

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For each of the three years ended December 31,

(dollars in millions, except share data)	2011	2010	2009
Revenue	$ 4,333	$ 3,591	$ 3,695
Costs and Expenses Exclusive of Depreciation and Amortization shown separately below:			
Cost of Revenue	1,706	1,434	1,499
Depreciation and Amortization	805	870	906
Selling, General and Administrative	1,759	1,373	1,337
Restructuring Charges	11	2	9
Total Costs and Expenses	4,281	3,679	3,751
Operating Income (Loss)	52	(88)	(56)
Other Income (Expense):			
Interest income	1	1	2
Interest expense	(716)	(586)	(595)
Gain (loss) on extinguishment of debt, net	(100)	(59)	14
Other, net	(23)	20	12
Total Other Expense	(838)	(624)	(567)
Loss Before Income Taxes	(786)	(712)	(623)
Income Tax (Expense) Benefit	(41)	91	(1)
Loss from Continuing Operations	(827)	(621)	(624)
Income (Loss) from Discontinued Operations, Net	71	(1)	6
Net Loss	$ (756)	$ (622)	$ (618)
Basic and Diluted Loss per Share*			
Loss per Share from Continuing Operations	$ (6.03)	$ (5.61)	$ (5.73)
Income (Loss) per Share from Discontinued Operations	0.52	(0.01)	0.05
Net Loss	$ (5.51)	$ (5.62)	$ (5.68)
Shares Used to Compute Basic and Diluted Loss per Share* (in thousands)	137,176	110,680	108,870

* Adjusted to give effect to the 1 for 15 reverse stock split that became effective on October 19, 2011. See Note 1—Organization and Summary of Significant Accounting Policies.

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the three years ended December 31,

	2011	2010	2009
	(dollars in millions)		
Net Loss	$(756)	$(622)	$(618)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign Currency Translation	(16)	(78)	36
Unrealized holding gain (loss) on interest rate swaps	18	(16)	5
Other, net	16	1	5
Other Comprehensive Income (Loss), Before Income Taxes	18	(93)	46
Income Tax Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	18	(93)	46
Comprehensive Loss	$(738)	$(715)	$(572)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(dollars in millions, except per share data)	As of: December 31, 2011	As of: December 31, 2010
Assets:		
Current Assets:		
Cash and cash equivalents	$ 918	$ 616
Restricted cash and securities	10	2
Receivables, less allowances for doubtful accounts of $18 and $17, respectively	648	259
Other	131	83
Current Assets of Discontinued Operations	—	12
Total Current Assets	1,707	972
Property, Plant and Equipment, net of accumulated depreciation of $7,678 and $7,009, respectively	8,136	5,285
Restricted Cash and Securities	51	49
Goodwill	2,541	1,427
Other Intangibles, net	358	371
Other Assets, net	395	161
Non-Current Assets of Discontinued Operations	—	90
Total Assets	$ 13,188	$ 8,355
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 747	$ 326
Current portion of long-term debt	65	180
Accrued payroll and employee benefits	209	84
Accrued interest	216	146
Current portion of deferred revenue	264	151
Other	157	53
Current Liabilities of Discontinued Operations	—	16
Total Current Liabilities	1,658	956
Long-Term Debt, less current portion	8,385	6,268
Deferred Revenue, less current portion	885	736
Other Liabilities	1,067	440
Non-Current Liabilities of Discontinued Operations	—	112
Total Liabilities	11,995	8,512
Commitments and Contingencies	—	—
Stockholders' Equity (Deficit):		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares issued or outstanding	—	—
Common stock, $.01 par value, authorized 293,333,333 shares at December 31, 2011 and 193,333,333 shares at December 31, 2010: 207,913,428 issued and outstanding at December 31, 2011 and 111,365,226 issued and outstanding at December 31, 2010*	2	17
Additional paid-in capital	13,706	11,603
Accumulated other comprehensive loss	(80)	(98)
Accumulated deficit	(12,435)	(11,679)
Total Stockholders' Equity (Deficit)	1,193	(157)
Total Liabilities and Stockholders' Equity (Deficit)	$ 13,188	$ 8,355

* Adjusted to give effect to the 1 for 15 reverse stock split that became effective on October 19, 2011. See Note 1—Organization and Summary of Significant Accounting Policies.

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For each of the three years ended December 31,

(dollars in millions)	2011	2010	2009
Cash Flows from Operating Activities:			
Net loss	$ (756)	$(622)	$(618)
(Income) loss from discontinued operations	(71)	1	(6)
Net loss from continuing operations	(827)	(621)	(624)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	805	870	906
Non-cash compensation expense attributable to stock awards	101	67	59
Loss (gain) on extinguishments of debt, net	100	59	(14)
Change in fair value of embedded derivative	—	(10)	(14)
Accretion of debt discount and amortization of debt issuance costs	56	57	56
Accrued interest on long-term debt, net	82	6	22
Loss on impairment of wireless spectrum licenses	20	—	—
Deferred income taxes	33	(93)	2
Loss (gain) on sale of property, plant, and equipment and other assets	(2)	4	—
Other, net	5	(9)	(3)
Changes in working capital items:			
Receivables	(12)	58	62
Other current assets	(1)	3	(1)
Payables	30	(33)	(20)
Deferred revenue	(3)	(9)	10
Other current liabilities	1	(10)	(95)
Net Cash Provided by Operating Activities of Continuing Operations	388	339	346
Cash Flows from Investing Activities:			
Capital expenditures	(494)	(435)	(308)
Decrease (increase) in restricted cash and securities, net	(54)	3	5
Proceeds from the sale of property, plant and equipment and other assets	4	4	1
Investment in Global Crossing, net of cash acquired	146	—	—
Net Cash Used in Investing Activities of Continuing Operations	(398)	(428)	(302)
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	1,878	808	543
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(1,617)	(930)	(527)
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	261	(122)	16
Discontinued Operations:			
Net cash provided by operating activities	(4)	—	11
Net cash provided by (used in) investing activities	55	(1)	(5)
Net Cash Provided by (Used in) Discontinued Operations	51	(1)	6
Effect of Exchange Rates on Cash and Cash Equivalents	—	(8)	2
Net Change in Cash and Cash Equivalents	302	(220)	68
Cash and Cash Equivalents at Beginning of Year	616	836	768
Cash and Cash Equivalents at End of Year	$ 918	$ 616	$ 836
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 576	$ 523	$ 517
Income taxes paid, net of refunds	$ 7	$ (1)	$ 5
Non-cash Investing and Financing Activities:			
Long-term debt issued in exchange transaction	$ 300	$ —	$ 196
Long-term debt retired in exchange transaction	$ 295	$ —	$ 204
Conversion of notes into common stock	$ 128	$ —	$ —
Long-term debt issued and proceeds placed in escrow	$ 1,200	$ —	$ —
Settlement of Global Crossing debt with escrowed securities	$ 1,254	$ —	$ —

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For each of the three years ended December 31,

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares*	$				
	(dollars in millions, except share data)					
Balance at January 1, 2009	107,841,017	$ 16	$11,495	$(51)	$(10,439)	$1,021
Common stock:						
Common stock issued under employee stock benefit plans and other	1,807,240	—	15	—	—	15
Stock-based compensation expense	—	—	30	—	—	30
Other	(40,506)	—	(3)	—	—	(3)
Net Loss	—	—	—	—	(618)	(618)
Other Comprehensive Income	—	—	—	46	—	46
Balance at December 31, 2009	109,607,751	16	11,537	(5)	(11,057)	491
Common stock:						
Common stock issued under employee stock benefit plans and other	1,757,475	1	21	—	—	22
Stock-based compensation expense	—	—	29	—	—	29
Reclassification of Derivative Liability	—	—	16	—	—	16
Net Loss	—	—	—	—	(622)	(622)
Other Comprehensive Loss	—	—	—	(93)	—	(93)
Balance at December 31, 2010	111,365,226	17	11,603	(98)	(11,679)	(157)
Common stock:						
Common stock issued under employee stock benefit plans and other	3,273,038	—	52	—	—	52
Stock-based compensation expense	—	—	32	—	—	32
Global Crossing acquisition equity consideration	88,535,830	13	1,868	—	—	1,881
Reverse stock split	—	(29)	29	—	—	—
Conversion of debt to equity	4,739,334	1	122	—	—	123
Net Loss	—	—	—	—	(756)	(756)
Other Comprehensive Income	—	—	—	18	—	18
Balance at December 31, 2011	207,913,428	$ 2	$13,706	$(80)	$(12,435)	$1,193

* Adjusted to give effect to the 1 for 15 reverse stock split that became effective on October 19, 2011. See Note 1—Organization and Summary of Significant Accounting Policies.

See accompanying notes to consolidated financial statements

SUPPLEMENTARY STOCKHOLDERS' EQUITY INFORMATION

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

For each of the three years ended December 31,

	Net Foreign Currency Translation Adjustment	Unrealized Holding Gain (Loss) on Investment and Interest Rate Swap	Other	Total
		(dollars in millions)		
Balance at January 1, 2009	$ 97	$ (97)	$(51)	$(51)
Change	36	5	5	46
Balance at December 31, 2009	133	(92)	(46)	(5)
Change	(78)	(16)	1	(93)
Balance at December 31, 2010	55	(108)	(45)	(98)
Change	(16)	18	16	18
Balance at December 31, 2011	$ 39	$ (90)	$(29)	$(80)

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. The Company created its communications network by constructing its own assets and through a combination of purchasing other companies and purchasing or leasing facilities from others. Level 3's network is an international, facilities based communications network. The Company designed its network to provide communications services that employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies.

The Company also was engaged in coal mining through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming. The Company completed the sale of its coal mining business on November 14, 2011. See Note 4—Dispositions.

On October 4, 2011, a subsidiary of Level 3 completed its amalgamation with Global Crossing Limited ("Global Crossing"), and became a wholly owned indirect subsidiary of the Company through a tax free, stock for stock transaction (the "Amalgamation"). See Note 2—Events Associated with the Amalgamation of Global Crossing.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries in which it has a controlling interest. Prior to the disposition of the coal mining business during the fourth quarter of 2011, the Company's fifty-percent-owned mining joint ventures were consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

As part of its consolidation policy, the Company considers its controlled subsidiaries, investments in the business in which the Company is not the primary beneficiary or does not have effective control but has the ability to significantly influence operating and financial policies, and variable interests resulting from economic arrangements that give the Company rights to economic risks or rewards of a legal entity. The Company does not have variable interests in a variable interest entity where it is required to consolidate the entity as the primary beneficiary or where it has concluded it is not the primary beneficiary.

Effective after the close of trading on October 19, 2011, the Company completed a 1 for 15 reverse stock split as previously approved by the Company's stockholders. Proportional adjustments were made to the Company's outstanding convertible debt, warrants, equity awards and to its equity compensation plans to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split, as stockholders who would otherwise hold a fractional share of common stock received a cash payment in lieu of that fractional share. All references herein to common stock and per share data have been retrospectively adjusted to reflect the reverse stock split.

Foreign Currency Translation

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes except for certain foreign subsidiaries in Latin America other than those in Brazil. For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive loss in stockholders' equity (deficit) and in the consolidated statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have either the British Pound or the Euro as the functional currency, both of which experienced significant fluctuations against the U.S. dollar during 2011, 2010 and 2009. As a result of the Global Crossing Amalgamation during the fourth quarter of 2011, the Company also is exposed to fluctuations in the Brazilian Real. The Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive loss in stockholders' equity

(1) Organization and Summary of Significant Accounting Policies (Continued)

(deficit) and in the consolidated statement of comprehensive loss in accordance with accounting guidance for foreign currency translation. The Company considers the majority of its investments in its foreign subsidiaries to be long-term in nature. The Company's foreign exchange transaction gains (losses), including where its investments in its foreign subsidiaries are not considered to be long-term in nature, are included within other income (expense) on the consolidated statement of operations.

Reclassifications

Certain immaterial reclassifications have been made to prior years to conform to the current period's presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management's judgments include revenue recognition, revenue reserves, cost of revenue for communications services, the determination of the useful lives of long-lived assets, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill and acquired indefinite-lived intangible assets, derivative financial instruments, the valuation of asset retirement obligations, the allowance for doubtful accounts, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, valuation allowance for deferred tax assets, and valuation of other assets and liabilities measured at fair value. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Revenue and Cost of Revenue for Communications Services

Revenue for communications services is recognized on a monthly basis as these services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Intercarrier compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed, or at rates mandated by the FCC.

For certain sale and long-term indefeasible right of use, or IRU, contracts involving private line, wavelengths and dark fiber services, the Company may receive up-front payments for services to be delivered for a period of up to 25 years. In these situations, the Company defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue also is recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred.

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The credits are a reduction to revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Coal Mining

Prior to the sale of its coal mining business in November 2011, the Company sold coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal established the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts was generally recognized when coal was shipped to the customer.

USF and Gross Receipts Taxes

The revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Company records Universal Service Fund ("USF") contributions where the Company is the primary obligor for the taxes assessed in each jurisdiction where it does business on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. Communications revenue and cost of revenue on the consolidated statements of operations includes USF contributions totaling $107 million, $77 million and $62 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was $15 million, $8 million and $7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock-Based Compensation

The Company recognizes the estimated fair value of stock based compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is generally the vesting term or term for restrictions on transfer that lapse, as the case may be. The Company funded a portion of its 2011, 2010 and 2009 discretionary bonus in stock awards that were vested upon issuance. The Company estimates forfeiture rates based on its historical experience for the type of award.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company recognizes deferred tax assets and liabilities for its domestic and foreign operations, for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

Cash and Cash Equivalents

The Company classifies investments as cash equivalents if they are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of highly liquid investments in government and government agency securities and money market funds issued or managed by financial institutions in the U.S., Europe and Latin America and commercial paper depending on liquidity requirements. As of December 31, 2011 and 2010, the carrying value of cash and cash equivalents approximates fair value due to the short period of time to maturity.

Restricted Cash and Securities

Restricted cash and securities consists primarily of cash and investments that serve to collateralize outstanding letters of credit, long-term debt and certain performance and operating obligations of the Company. Restricted cash and securities are recorded as current or non-current assets in the consolidated balance sheets depending on the duration of the restriction and the purpose for which the restriction exists. The cost and fair value of restricted cash and securities totaled $61 million at December 31, 2011 and $51 million at December 31, 2010.

Derivative Financial Instruments

All derivative instruments, including derivatives embedded in other financial instruments, are measured at fair value and recognized as either assets or liabilities on the Company's consolidated balance sheets. The Company's derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of the Company's derivative contracts and thus are classified as Level 2 of the GAAP fair value hierarchy. See Note 10—Fair Value of Financial Instruments. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as cash flow hedges, the effective portion of the derivative's gain (loss) is initially reported as a component of accumulated other comprehensive income (loss) ("AOCI") and is subsequently recognized in earnings in the period the hedged transaction affects earnings. Gains (losses) resulting from hedge ineffectiveness and those resulting from changes in fair values on derivatives not designated as hedging instruments are recognized in other income (expense) in the consolidated statements of operations. See Note 11—Derivative Financial Instruments.

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The Company establishes an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. The Company determines the allowance for doubtful accounts based on the aging of its accounts receivable balances and an analysis of its historical experience of bad debt write-offs. The Company reviews its allowance for doubtful accounts quarterly. Past-due balances over 60 days and over a specified amount are reviewed individually for collectability. Accounts receivable balances are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. All of the Company's allowance for doubtful accounts relates to its communications business. The Company recognized bad debt expense, net of recoveries, of approximately $6 million in 2011, $16 million in 2010 and $14 million in 2009.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on the straight-line method based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	25 - 50 years
Operating Equipment	4 - 15 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

In connection with the acquisition of Global Crossing, the Company evaluated the estimated useful lives of its fixed assets and determined that the period it expected to use conduit, fiber, and certain transmission equipment was longer than the remaining originally estimated useful lives. The Company revised its estimated useful lives of conduit from its historical estimate of 25 years to a revised estimate of 50 years; of fiber from its historical estimate of 12 years to a revised estimate of 25 years; and of certain transmission equipment from its historical estimate of 7 years to its revised estimate of 15 years. In determining the change in estimated useful lives, the Company, with input from its engineering team, considered its historical usage patterns and retirements, estimates of technological obsolescence, and expected usage and maintenance. The change in the estimated useful lives of certain of the Company's property, plant and equipment was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011 under the accounting standard related to changes in accounting estimates. The change in estimated useful lives of certain of the Company's property, plant and equipment, which has resulted in less depreciation expense than would have otherwise been recorded, resulted in the following decrease for the year ended December 31, 2011 (in millions, except per share amounts):

Net Loss	$ 74
Basic and Diluted Net Loss per Share	$0.54

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

The Company capitalizes costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee-related costs, and generally capitalizes costs associated with network construction and provisioning of services. The Company amortizes such costs over an estimated useful life of three to seven years.

In addition, the Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll-related expenses for employees directly associated with business support systems projects are capitalized. Upon the completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years.

Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $87 million, $68 million and $57 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company performs periodic internal reviews to determine depreciable lives of its property, plant and equipment based on input from global network services personnel, actual usage and the physical condition of the Company's property, plant and equipment.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Asset Retirement Obligations

The Company recognizes a liability for the estimated fair value of legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset in the period incurred. The fair value of the obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset. Increases to the asset retirement obligation liability due to the passage of time are recognized as accretion expense and included within selling, general and administrative expenses and within income (loss) from discontinued operations for reclamation associated with the coal mining business on the Company's consolidated statements of operations. Changes in the liability due to revisions to future cash flows are recognized by increasing or decreasing the liability with the offset adjusting the carrying amount of the related long-lived asset. To the extent that the downward revisions exceed the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established, the Company records the remaining adjustment as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and then to selling, general and administrative expense.

Goodwill and Acquired Indefinite-Lived Intangible Assets

Accounting guidance prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually at the end of the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For goodwill, the Company performs a two-step impairment test. In the first step, the Company considers the fair value of each reporting unit relative to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 15—Segment Information. In accordance with recently issued guidance, in 2011 the Company performed an assessment of qualitative factors to determine whether it is more likely than not that the fair value exceeds the carrying value prior to performing the two step evaluation. If it is determined that it is unlikely that the carrying value exceeds the fair value, then the entity is no longer required to complete the two step goodwill impairment evaluation. The Company performed its assessment of qualitative factors and determined that it is not likely that the carrying value exceeded the fair value of goodwill as of December 31, 2011. During 2010 and 2009, the Company also considered the use of multiple valuation techniques in accordance with GAAP Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and had consistently applied a market approach as part of its impairment assessment process. Under the market approach, the Company estimated the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, added an estimated control premium, and then assigned that fair market value to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill was not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeded the fair value of the reporting unit, then a second step was performed and the implied fair value of the reporting unit's goodwill was determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeded its implied fair value, then an impairment loss equal to the difference was recorded.

GAAP also requires that the fair value of acquired indefinite-lived intangible assets be estimated and compared to their carrying value each year. The Company estimates the fair value of these intangible assets primarily utilizing an income approach. The Company recognizes an impairment loss when the estimated fair value of the acquired indefinite-lived intangible assets is less than the carrying value.

The Company conducted its goodwill and acquired indefinite-lived intangible assets impairment analysis at the end of 2011, 2010 and 2009 and concluded that its goodwill was not impaired in any of those periods. The Company conducted its indefinite-lived acquisition-related intangible asset impairment analysis at the end of 2010 and 2009, and concluded that there was no impairment. During 2011, the Company determined that the carrying value of certain wireless spectrum licenses that it acquired in a prior acquisition was impaired and the Company recognized a $20 million charge in the fourth quarter that was recognized in Other Expense. The Company concluded that its remaining indefinite-lived intangible assets were not impaired as of December 31, 2011.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

The Company amortizes acquired intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from four to twelve years.

The Company evaluates long-lived assets, such as property, plant and equipment and acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the assets, if any, are less than the carrying value of the assets. If an asset is deemed to be impaired, the amount of the impairment loss is the excess of the asset's carrying value over its estimated fair value.

The Company conducted a long-lived asset impairment analysis in 2011, 2010 and 2009 and concluded that its long-lived assets, including finite-lived acquired intangible assets, were not impaired.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, restricted cash and securities and derivatives. The Company maintains its cash equivalents, restricted cash and securities and derivatives with various financial institutions. These financial institutions are primarily located in the United States, Europe and Latin America and the Company's policy is to limit exposure with any one institution. As part of its cash and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company also has established guidelines relative to financial instrument credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company's investment strategy generally results in lower yields on investments but reduces the risk to principal in the short term prior to these funds being used in the Company's business. The Company has not experienced any material losses on financial instruments held at financial institutions. The Company utilizes interest rate swap contracts to protect against the effects of interest rate fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to small early stage companies primarily in the United States, Europe, and Latin America. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Level 3's customer base and their dispersion across many different industries and geographical regions. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers, although letters of credit and deposits are required in certain limited circumstances. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant; however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers may cause the Company to adjust its estimate of the recoverability of receivables and could have a material adverse effect on the Company's results of operations. Fair values of accounts receivable approximate cost due to the short period of time to collection.

A relatively small number of customers account for a significant percentage of the Company's revenue. The Company's top ten customers accounted for approximately 24%, 27% and 28% of Level 3's communications revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

Correction of an Immaterial Error in Prior Period Consolidated Financial Statements

During the first quarter of 2011, Level 3 identified an error in the Company's previously issued consolidated financial statements related to the recognition of deferred tax liabilities attributable to certain indefinite-lived intangible assets with an indeterminate future reversal period that the Company is unable to consider

(1) Organization and Summary of Significant Accounting Policies (Continued)

as a source of income for the realization of its deferred tax assets. The Company recorded income tax expense of approximately $26 million during the first quarter of 2011 for taxable temporary differences associated with deferred taxes on certain indefinite-lived intangible assets. The purchased indefinite-lived intangible assets arose in prior periods, and the adjustment did not affect income taxes paid, and did not materially affect any of the Company's previously reported results of operations or financial condition, or the current period results of operations or financial condition.

(2) Events Associated with the Amalgamation of Global Crossing

On October 4, 2011, a subsidiary of Level 3 completed its amalgamation with Global Crossing, and became a wholly owned indirect subsidiary of the Company through a tax free, stock for stock transaction. As a result of the Amalgamation, (i) each issued and outstanding common share of Global Crossing was exchanged for 16 shares of Level 3 common stock (unadjusted for the 1 for 15 reverse stock split completed on October 19, 2011), including the associated rights under the Company's Rights Agreement with Wells Fargo Bank, N.A., as rights agent (the "Amalgamation Consideration") and (ii) each issued and outstanding share of Global Crossing's 2% cumulative senior convertible preferred stock was exchanged for the Amalgamation Consideration, plus an amount equal to the aggregate accrued and unpaid dividends thereon. In addition, (i) the outstanding vested options to purchase Global Crossing common shares were modified into vested options to purchase Level 3's common stock and (ii) the issued and outstanding restricted stock units covering Global Crossing common shares, to the extent applicable in accordance with their terms, vested and settled for 16 shares of the Company's common stock.

In connection with the closing of the Amalgamation, Level 3 Financing, Inc. amended its existing credit agreement to incur an additional $650 million of borrowings through an additional Tranche (the "Tranche B II Term Loan."). The aggregate net proceeds of Level 3 Financing's Tranche B II Term Loan issued in October 2011 were used to refinance certain existing indebtedness of Global Crossing in connection with the consummation of the Amalgamation and for general corporate purposes. In addition, the $1.2 billion of proceeds from the initial and additional issuance of 8.125% Senior Notes due 2019 in June and July 2011(see Note 12—Long-Term Debt) by an indirect wholly owned subsidiary were deposited into an escrow account. On October 4, 2011, following the consummation of the Amalgamation and the satisfaction of certain escrow release conditions, the 8.125% Senior Notes were assumed by Level 3 Financing (the "Notes Assumption"), and the funds were released from the escrow account. The net proceeds from the 8.125% Senior Notes were used to refinance certain existing indebtedness of Global Crossing in connection with the closing of the Amalgamation and for general corporate purposes.

As a result of the Amalgamation, the Company issued approximately 88.53 million shares, adjusted for the 1 for 15 reverse stock split on October 19, 2011, of Level 3 common stock to former holders of Global Crossing common shares and Global Crossing's 2% cumulative senior convertible preferred stock, and Level 3 caused the refinancing of approximately $1.36 billion of Global Crossing's outstanding consolidated debt. Approximately $430 million of Global Crossing (UK) Finance PLC senior secured notes due 2014 were redeemed on November 3, 2011 at the current redemption premiums outlined in its indenture dated December 23, 2004. The entire aggregate principal amount of the $750 million of Global Crossing Limited's outstanding 12% senior notes due 2015 and all of the outstanding $150 million of 9% senior notes due 2019 were also redeemed in early November 2011. Of the outstanding principal of each of the Global Crossing Limited senior notes, 35 percent was first redeemed on November 3, 2011 as a result of a qualified "Equity Offering" (as defined under the indentures relating to each issue of the Global Crossing Limited senior notes) to its new corporate parent. The remaining 65 percent of the outstanding principal of each issue of the Global Crossing senior notes were redeemed subsequently on November 4, 2011 at "make-whole" prices calculated using the rate of the comparable U.S. Treasury security plus 50 basis points. The shares of Global Crossing Common Stock, which previously traded under the symbol "GLBC," ceased trading on the NASDAQ Global Select Market ("NASDAQ") before the open of trading on October 4, 2011 and were delisted from NASDAQ as of October 5, 2011.

Based on (i) the number of Level 3 shares issued (88.53 million as adjusted for the 1 for 15 reverse stock split completed on October 19, 2011), (ii) the closing stock price of Level 3 common stock as of October 3, 2011 ($21.15 as adjusted for the 1 for 15 reverse stock split completed on October 19, 2011), and (iii) the debt of Global Crossing refinanced ($1.36 billion), the Company estimates that the aggregate consideration for acquisition

(2) Events Associated with the Amalgamation of Global Crossing (Continued)

accounting, including assumed debt, approximated $3.40 billion. The restricted stock units covering Global Crossing common shares settled for Level 3 shares of common stock were reduced in settlement of employee income and payroll tax withholding obligations and the corresponding amounts of approximately $81 million were paid in cash. The premium paid by Level 3 in this transaction is attributable to strategic benefits, including a significantly expanded IP/optical network with global reach including South America, Asia and the Pacific, improved credit profile and reduced financial leverage attributed to enhanced financial and operation scale, and opportunity for investment and network expansion. The combined business will have a comprehensive portfolio of voice, video, and data services, which will operate on a unique global services platform anchored by subsea and terrestrial fiber optic networks in North America, Europe, and Latin America. The goodwill associated with this transaction is not expected to be deductible for income tax purposes.

The combined results of operations of Level 3 and Global Crossing are included in the Company's consolidated results of operations beginning in October 2011. Included in the combined financial results is $654 million in revenue attributable to Global Crossing since the completion of the Amalgamation. The assets acquired and liabilities assumed of Global Crossing will be recognized at their acquisition date fair value. The purchase price allocation of acquired assets and assumed liabilities, including the assignment of goodwill to reporting units, will require extensive analysis and is expected to be completed no later than October 4, 2012. The following is a preliminary allocation of purchase price based on information currently available. The final identification of all the intangible assets acquired and determination of the purchase price allocation may be significantly different from the preliminary allocation reflected below.

	Initial Purchase Price Allocation
	(dollars in millions)
Assets:	
Cash, Cash Equivalents, and Restricted Cash	$ 226
Property, Plant, and Equipment	3,098
Goodwill	1,110
Identifiable Intangibles	106
Other Assets	655
Total Assets	5,195
Liabilities:	
Long-term Debt	(1,554)
Other Liabilities	(1,679)
Total Liabilities	(3,233)
Total Estimated Consideration	$ 1,962

Level 3 entered into certain transactions with Global Crossing prior to completing the Amalgamation, whereby Level 3 received cash for communications services to be provided in the future, which it accounted for as deferred revenue. As a result of the Amalgamation, Level 3 can no longer amortize this deferred revenue into earnings and accordingly, reduced the purchase price applied to the net assets acquired in the Amalgamation by $77 million, the amount of the unamortized deferred revenue as of the acquisition date.

The following unaudited pro forma financial information presents the combined results of Level 3 and Global Crossing as if the completion of the Amalgamation had occurred as of the earliest period presented below (dollars in millions, except per share data).

(2) Events Associated with the Amalgamation of Global Crossing (Continued)

	2011	2010
Total Revenue	$6,335	$6,111
Net Loss	(727)	(825)
Net Loss per share	$(3.56)	$(4.14)

These results include certain adjustments, primarily due to increases in depreciation and amortization expense due to fair value adjustments of tangible and intangible assets, decreases in interest expense due to Level 3's issuance of incremental debt in order to redeem and refinance Global Crossing debt that had higher interest rates than the incremental financing, and to eliminate historical transactions between Level 3 and Global Crossing. The pro forma financial information is not intended to represent or be indicative of the actual results of operations of Level 3 that would have been reported had the Amalgamation been completed on January 1, 2010, nor is it representative of future operating results of the Company. The pro forma information does not include any operating efficiencies or cost savings that Level 3 may achieve with respect to combining the companies.

Acquisition related costs include transaction costs such as legal, accounting, valuation, and other professional services as well as integration costs such as severance and retention. Acquisition related costs have been recorded in selling, general and administrative expense in the Company's consolidated statements of operations. Level 3 incurred total acquisition related transaction costs of approximately $49 million through December 31, 2011. Level 3 incurred total acquisition related integration costs of approximately $32 million through December 31, 2011. In addition, Level 3 expects to incur additional integration related costs in 2012.

In connection with this transaction, Level 3 signed a voting agreement and stockholder rights agreement with a subsidiary of Singapore Technologies Telemedia Pte Ltd., STT Crossing Ltd. ("STT Crossing"), the company that owned the majority of Global Crossing's voting stock prior to the Amalgamation, whereby STT Crossing voted in favor of the transaction and was granted the right to designate three members to the Level 3 Board of Directors.

Level 3 also adopted a Stockholder Rights Plan to protect its U.S. federal net operating losses from certain Internal Revenue Code Section 382 limitations. This plan was designed to deter trading that would result in a change of control (as defined in that Code Section), and therefore protect the Company's ability to use its historical federal net operating losses in the future.

(3) Loss Per Share

The Company computes basic net loss per share by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period and including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2011, 2010 and 2009 because the Company incurred a loss from continuing operations in each of these periods and the effect of inclusion would have been anti-dilutive.

Effective after the close of trading on October 19, 2011, the Company completed a 1 for 15 reverse stock split (see Note 1—Organization and Summary of Significant Accounting Policies). All per share and share data is presented herein on a split adjusted basis. The effect of approximately 39 million, 52 million, and 45 million shares issuable pursuant to the various series of convertible notes outstanding at December 31, 2011, 2010 and 2009, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 4 million, 3 million, and 3 million outperform stock options, restricted stock units and warrants outstanding at December 31, 2011, 2010 and 2009, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

(4) Dispositions

Level 3, through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sold coal primarily through long-term contracts with public utilities. In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from Level 3's balance sheet and the Company recognized a gain on the transaction of approximately $72 million that is included in the consolidated statements of operations within "Income from Discontinued Operations". Results for 2011, exclusive of the gain on the transaction, are not significant. The financial results of the coal mining business are included in the Company's consolidated results of operations through the date of sale, and all periods have been revised to reflect the presentation within discontinued operations.

The following amounts related to the operations of the coal business and were derived from historical financial information and have been segregated from continuing operations and reported as discontinued operations in the Consolidated Statements of Operations (in millions):

	Year Ended December 31,	
	2010	**2009**
Revenue	$60	$67
Cost of Revenue	56	66
Selling, General, and Administrative Costs	—	1
Depreciation and Amortization	6	9
Total Operating Expenses	62	76
Operating Loss	(2)	(9)
Other Income	1	15
Income (Loss) From Discontinued Operations	$(1)	$ 6

(5) Property, Plant and Equipment

The components of the Company's property, plant and equipment as of December 31, 2011 and 2010 are as follows (dollars in millions):

	Cost	Accumulated Depreciation	Net
December 31, 2011			
Land	$ 195	$ —	$ 195
Land Improvements	73	(40)	33
Facility and Leasehold Improvements	2,089	(980)	1,109
Network Infrastructure	7,931	(2,814)	5,117
Operating Equipment	5,253	(3,684)	1,569
Furniture, Fixtures and Office Equipment	167	(139)	28
Other	22	(21)	1
Construction-in-Progress	84	—	84
	$15,814	$(7,678)	$8,136
December 31, 2010			
Land	$ 160	$ —	$ 160
Land Improvements	73	(42)	31
Facility and Leasehold Improvements	1,898	(887)	1,011
Network Infrastructure	5,630	(2,544)	3,086
Operating Equipment	4,322	(3,381)	941
Furniture, Fixtures and Office Equipment	145	(133)	12
Other	22	(22)	—
Construction-in-Progress	44	—	44
	$12,294	$(7,009)	$5,285

Land primarily represents owned assets of the communications business, including land improvements. Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress. As noted in Note 1—Organization and Summary of Significant Accounting Policies, the Company changed its lives associated with certain fixed assets which resulted in a $74 million reduction in depreciation expense during 2011.

Depreciation expense was $706 million in 2011, $775 million in 2010 and $814 million in 2009.

(6) Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term and restoration requirements for leased facilities. The Company recognizes its estimate of the fair value of its asset retirement obligations in the period incurred in other long-term liabilities. The fair value of the asset retirement obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset.

In 2011, the asset retirement obligations for certain leased facilities were primarily increased by liabilities assumed in the Global Crossing acquisition. In 2010, the asset retirement obligations for certain leased facilities

(6) Asset Retirement Obligations (Continued)

were increased by an insignificant amount due to revised estimates of future obligations.

The following table provides asset retirement obligation activity for the years ended December 31, 2011 and 2010 (dollars in millions):

	2011	2010
Asset retirement obligation at January 1	$ 74	$64
Accretion expense	9	8
Liabilities assumed in Global Crossing acquisition	41	—
Liabilities settled	(2)	(5)
Revision in estimated cash flows	—	7
Effect of foreign currency rate change	$ (1)	$—
Asset retirement obligation at December 31	$121	$74

The balance as of January 1, 2010, activity for the year ended December 31, 2010, and balance as of December 31, 2010 have been restated to exclude the reclamation liability of the discontinued operations of the coal mining business. At December 31, 2010, the excluded reclamation liability of the discontinued operations of the coal mining business was $105 million.

(7) Goodwill

The changes in the carrying amount of goodwill during the years ended December 31, 2011 and 2010 are as follows (dollars in millions):

	Level 3 Segment	Global Crossing Segment	Total
Balance as of January 1, 2010	$1,429	$ —	$1,429
Accumulated Impairment Losses	—	—	—
Effect of foreign currency rate change	(2)	—	(2)
Balance as of December 31, 2010	1,427	—	1,427
Goodwill acquired in Global Crossing acquisition	—	1,110	1,110
Accumulated Impairment Losses	—	—	—
Effect of foreign currency rate change	—	4	4
Balance as of December 31, 2011	$1,427	$1,114	$2,541

The Company conducted its annual goodwill impairment analysis at December 31, 2011 and 2010. As a result of the Company's annual assessment, Level 3 concluded that its goodwill was not impaired in 2011 or 2010.

(8) Acquired Intangible Assets

Identifiable acquisition-related intangible assets as of December 31, 2011 and December 31, 2010 were as follows (dollars in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2011			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$ 776	$(571)	$205
Trademarks	55	(3)	52
Patents and Developed Technology	158	(89)	69
	989	(663)	326
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
	$1,021	$(663)	$358
December 31, 2010			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$ 743	$(488)	$255
Patents and Developed Technology	140	(76)	64
	883	(564)	319
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$ 935	$(564)	$371

During the fourth quarter of 2011, the Company conducted its long-lived asset impairment analysis and determined that the carrying value of certain wireless spectrum licenses acquired in a prior acquisition was impaired and recognized a $20 million charge in Other Expense.

During the third quarter of 2010, the Company determined that the useful life of certain customer relationships and developed technology should be reduced based on adverse economic conditions affecting customer attrition associated with these assets, which prospectively increased amortization expense by approximately $2 million during the year ended December 31, 2010.

The gross carrying amount of identifiable acquisition-related intangible assets in the table above is subject to change due to foreign currency fluctuations, as a portion of the Company's identifiable acquisition-related intangible assets are related to foreign subsidiaries.

Acquired finite-lived intangible asset amortization expense was $99 million in 2011, $95 million in 2010, and $92 million in 2009.

At December 31, 2011, the weighted average remaining useful lives of the Company's acquired finite-lived intangible assets was 2.5 years for customer contracts and relationships, 3.6 years for patents and developed technology and 3.8 years for trademarks.

(8) Acquired Intangible Assets (Continued)

As of December 31, 2011, estimated amortization expense for the Company's finite-lived acquisition-related intangible assets over the next five years and thereafter is as follows (dollars in millions):

2012	$ 91
2013	73
2014	61
2015	45
2016	28
Thereafter	28
	$326

(9) Restructuring Charges

Changing economic and business conditions as well as organizational structure optimization efforts have caused the Company to initiate various workforce reductions resulting in involuntary employee terminations. The Company also has initiated multiple workforce reductions resulting from the integration of previously acquired companies. Restructuring charges totaled $11 million, $2 million and $9 million in 2011, 2010 and 2009, respectively.

During 2011, as part of the Global Crossing Amalgamation, the Company initiated workforce reductions primarily at the executive level. As a result, the Company incurred a restructuring charge of $10 million.

During 2010, the Company did not initiate any significant new workforce reduction plans.

During 2009, the Company initiated a workforce reduction of approximately 260 employees, or 5% of the Company's total employee base. As a result of the 2009 workforce reduction, the Company incurred a restructuring charge of $9 million, all of which related to the communications business. The workforce reductions related to multiple levels within the organization and across multiple locations within North America. The terms of the workforce reduction, including the involuntary termination benefits to be received by affected employees, were communicated by the Company in 2009. During 2009, the Company paid approximately $21 million of involuntary termination benefits for affected employees in 2009, of which $9 million related to the Company's 2009 restructuring activities and $12 million related to restructuring activities initiated in the fourth quarter of 2008.

As of December 31, 2011, the Company has $5 million of assumed termination benefit liabilities associated with the Global Crossing Amalgamation accounted for as part of the purchase price.

The Company also has accrued contract termination costs of $43 million (including $18 million of costs associated with the Global Crossing Amalgamation) and $30 million as of December 31, 2011 and December 31, 2010, respectively, for facility lease costs, that the Company continues to incur without economic benefit. Accrued contract termination costs are recorded in other liabilities (current and non-current) in the consolidated balance sheets. The Company expects to pay the majority of these costs through 2025. The Company recognized a benefit of approximately $3 million and $5 million in 2011 and 2010, respectively, and incurred charges of $1 million in 2009 as the Company ceased using additional facilities as a result of lease modifications. The Company records charges for contract termination costs within selling, general and administrative expenses in the consolidated statements of operations. The additional contract termination costs associated with the Global Crossing Amalgamation were recorded at their acquisition date fair value.

(10) Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash and securities, accounts receivable, accounts payable, interest rate swaps and long-term debt (including the current portion) as of December 31, 2011 and 2010. The Company also had embedded derivative contracts included in its financial position as of December 31, 2009. The carrying values of cash and cash equivalents, restricted cash and securities, accounts receivable, accounts payable and capital leases and other liabilities approximated their fair values at

(10) Fair Value of Financial Instruments (Continued)

December 31, 2011 and 2010. The interest rate swaps and embedded derivative contracts are recorded in the consolidated balance sheets at fair value. See Note 11—Derivative Financial Instruments. The carrying value of the Company's long-term debt, including the current portion, reflects the original amounts borrowed net of unamortized discounts, premiums and debt discounts and was $8.5 billion and $6.4 billion as of December 31, 2011 and 2010, respectively.

GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Fair Value Hierarchy

GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value measurement of each class of assets and liabilities is dependent upon its categorization within the fair value hierarchy, based upon the lowest level of input that is significant to the fair value measurement of each class of asset and liability. GAAP establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

(10) Fair Value of Financial Instruments (Continued)

The table below presents the fair values for each class of Level 3's liabilities measured on a recurring basis as well as the input levels used to determine these fair values as of December 31, 2011 and 2010:

	Total Carrying Value in Consolidated Balance Sheet		Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Measurement Using: Significant Other Observable Inputs (Level 2)	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(dollars in millions)					
Liabilities Recorded at Fair Value in the Financial Statements:						
Derivatives:						
Interest Rate Swap Liabilities (included in other non-current liabilities)	$ 90	$ 108	$ —	$ —	$ 90	$ 108
Embedded Derivatives in Convertible Debt (included in other non-current liabilities)	—	—	—	—	—	—
Total Derivative Liabilities Recorded at Fair Value in the Financial Statements	$ 90	$ 108	$ —	$ —	$ 90	$ 108
Liabilities Not Recorded at Fair Value in the Financial Statements:						
Long-term Debt, including the current portion:						
Senior Notes	$4,716	$2,885	$4,822	$2,789	$ —	$ —
Convertible Notes	939	1,788	247	697	834	1,189
Term Loans	2,567	1,679	2,518	1,632	—	—
Commercial Mortgage	65	67	—	—	73	79
Capital Leases and Other	163	29	—	—	163	29
Total Long-term Debt, including the current portion:	$8,450	$6,448	$7,587	$5,118	$1,070	$1,297

The Company does not have any liabilities measured using significant unobservable (Level 3) inputs.

Derivatives

The interest rate swaps are measured in accordance with the GAAP Fair Value Measurements and Disclosures guidance using discounted cash flow techniques that use observable market inputs, such as LIBOR-based forward yield curves, forward rates, and the specific swap rate stated in each of the swap agreements. The embedded derivative contracts are priced using inputs that are observable in the market, such as the Company's stock price, risk-free interest rate and other contractual terms of certain of the Company's convertible senior notes.

(10) Fair Value of Financial Instruments (Continued)

Senior Notes

The estimated fair value of the Company's Senior Notes approximated $4.8 billion and $2.8 billion at December 31, 2011 and 2010, respectively, based on market prices. The fair value of each instrument was based on the December 31, 2011 and 2010 trading quotes as provided by large financial institutions that trade in the Company's securities. The pricing quotes provided by these market participants incorporate spreads to the Treasury curve, security coupon (which ranges from LIBOR plus 2.25% to 11.875%), corporate and security credit ratings, maturity date (ranging from 2014 to 2019) and liquidity, among other security characteristics and relative value at both the borrower entity level and across other securities of similar terms.

The 11.875% Senior Notes due 2019 are obligations of the Company and are not guaranteed by its subsidiaries. The remaining Senior Notes are obligations of Level 3 Financing, Inc. and are fully and unconditionally guaranteed by Level 3 Communications, Inc., and with respect to the 9.375% Senior Notes due 2019, are also fully and unconditionally guaranteed by Level 3 Communications, LLC, which is a first tier, wholly owned subsidiary of Level 3 Financing, Inc.

Convertible Notes

The estimated fair value of the Company's actively traded 6.5% Convertible Senior Notes due 2016 was approximated $247 million at December 31, 2011. The estimated fair value of the Company's actively traded Convertible Notes was $697 million at December 31, 2010, including the notes above as well as the 5.25% Convertible Senior Notes due 2011 and the 3.5% Convertible Senior Notes due 2012, which were redeemed in the first and fourth quarters, respectively, of 2011. The fair value of the Company's actively traded Convertible Notes is based on the trading quotes as of December 31, 2011 and December 31, 2010 provided by large financial institutions that trade in the Company's securities. The estimated fair value of the Company's Convertible Notes that are not actively traded, such as the 7% Convertible Senior Notes due 2015, the 7% Convertible Senior Notes due 2015, Series B, and the 15% Convertible Senior Notes due 2013, approximated $834 million at December 31, 2011. A portion of the Company's 15% Convertible Senior Notes due 2013 were converted to equity during the third quarter of 2011, as discussed in Note 12—Long-Term Debt. At December 31, 2010, the estimated fair value of the Company's Convertible Notes that are not actively traded included the above notes and the 9% Convertible Senior Discount Notes due 2013, which were redeemed in the first quarter of 2011, was $1.2 billion. To estimate the fair value of the Convertible Notes that are not actively traded, Level 3 used a Black-Scholes valuation model and an income approach using discounted cash flows. The most significant inputs affecting the valuation are the pricing quotes provided by market participants that incorporate spreads to the Treasury curve, security coupon (ranging from 7% to 15%), convertible optionality, corporate and security credit ratings, maturity date (ranging from 2013 to 2015), liquidity, and other equity option inputs, such as the risk-free rate, underlying stock price, strike price of the embedded derivative, estimated volatility and maturity inputs for the option component and for the bond component, among other security characteristics and relative value at both the borrower entity level and across other securities with similar terms. The fair value of each instrument is obtained by adding together the value derived by discounting the security's coupon or interest payment using a risk-adjusted discount rate and the value calculated from the embedded equity option based on the estimated volatility of the Company's stock price, conversion rate of the particular Convertible Note, remaining time to maturity, and risk-free rate.

The Convertible Notes are unsecured obligations of Level 3 Communications, Inc. No subsidiary of Level 3 Communications, Inc. has provided a guarantee of the Convertible Notes.

Term Loans

The fair value of the Term Loans was approximately $2.5 billion and $1.6 billion at December 31, 2011 and 2010, respectively. The fair value of each loan is based on the December 31, 2011 and 2010 trading quotes as provided by large financial institutions that trade in the Company's Term Loans. The pricing quotes provided by these market participants incorporate LIBOR curve expectations, interest spread, corporate and loan credit ratings, maturity date (March 2014 and September 2018) and liquidity, among other loan characteristics and relative value across other instruments of similar terms. The interest spread, for the $1.4 billion Tranche A Term Loan is LIBOR

(10) Fair Value of Financial Instruments (Continued)

plus 2.25% (aggregate principal value), LIBOR plus 4.25% with a LIBOR floor of 1.5% for the Tranche B II and Tranche B III Term Loans, and LIBOR plus 8.5% for the $280 million Tranche B Term Loan (aggregate principal value) with a LIBOR floor of 3.0%, which was pre-paid on November 10, 2011. See Note 12—Long-Term Debt for details.

The Term Loans are secured by a pledge of the equity interests in certain domestic subsidiaries of Level 3 Financing, Inc. and 65% of the equity interest in Level 3 Financing, Inc.'s Canadian subsidiary, Level 3 GC Limited, and liens on the assets of Level 3 Communications, Inc. and certain domestic subsidiaries of Level 3 Financing, Inc. In addition, Level 3 Communications, Inc. and certain domestic subsidiaries of Level 3 Financing, Inc. have provided full and unconditional guarantees of the obligations under the Term Loans.

Commercial Mortgage

The fair value of the Commercial Mortgage was approximately $73 million and $79 million at December 31, 2011 and 2010, respectively, as compared to the carrying amounts of $65 million and $67 million, respectively. The Commercial Mortgage is not actively traded and its fair value is estimated by management using a valuation model based on an income approach. The significant inputs used to estimate fair value of this debt instrument using discounted cash flows include the anticipated scheduled mortgage payments and observable market yields on other actively traded debt of similar characteristics and collateral type.

The Commercial Mortgage is a secured obligation of HQ Realty, Inc., a wholly owned subsidiary of the Company. HQ Realty, Inc.'s obligations under the Commercial Mortgage are secured by a first priority lien on the Company's headquarters campus located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and certain HQ Realty, Inc. cash and reserve accounts.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

(11) Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the underlying rates. To achieve this objective, the Company enters into financial derivatives, primarily interest rate swap agreements, the values of which change in the opposite direction of the anticipated future cash flows. The Company has floating rate long-term debt (see Note 12—Long-Term Debt). These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. The Company has designated its interest rate swap agreements as cash flow hedges. Swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the lives of the agreements without exchange of the underlying notional amount. The change in the fair value of the interest rate swap agreements is reflected in Accumulated Other Comprehensive Income (Loss) ("AOCI") and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings, due to the fact that the interest rate swap agreements qualify as effective cash flow hedges. The Company does not use derivative financial instruments for speculative purposes.

In March 2007, Level 3 Financing Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The transactions were effective beginning in April 2007 and mature in January 2014. The Company uses interest rate swaps to convert specific variable rate debt issuances into fixed rate debt. Under the terms of the interest rate swap transactions, the Company receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. The Company evaluates the effectiveness of the hedges

(11) Derivative Financial Instruments (Continued)

on a quarterly basis. The Company measures effectiveness by offsetting the change in the variable portion of the interest rate swaps with the changes in interest expense paid due to fluctuations in the LIBOR-based interest rate. During the periods presented, these derivatives were used to hedge the variable cash flows associated with existing obligations. The Company recognizes any ineffective portion of the change in fair value of the hedged item in the consolidated statements of operations. All components of the interest rate swaps were included in the assessment of hedge effectiveness. Hedge ineffectiveness for the Company's cash flow hedges was not material in any period presented.

The Company did not have a remaining liability associated with its equity conversion rights as of December 31, 2011 and the fair value of the embedded derivative liability at December 31, 2010 was not significant. Changes in these derivatives resulted in the Company recognizing no gain, a $10 million gain and a $14 million gain for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company is exposed to credit related losses in the event of non-performance by counterparties. The counterparties to any of the financial derivatives the Company enters into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction and continues to closely monitor the financial market and the risk that its counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains in such contracts, should any of these counterparties fail to perform as contracted.

Amounts accumulated in AOCI related to derivatives are indirectly recognized in earnings as periodic settlements occur throughout the term of the swaps, when the related interest payments are made on the Company's variable-rate debt. As of December 31, 2011 and 2010, the Company had the following outstanding derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional
		(dollars in millions)
Interest rate swaps	Two	$1,000

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as follows (dollars in millions):

	Liability Derivatives			
	December 31, 2011		December 31, 2010	
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Cash flow hedging contracts	Other noncurrent liabilities	$90	Other noncurrent liabilities	$108

	Liability Derivatives			
	December 31, 2011		December 31, 2010	
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Embedded equity conversion rights	Other noncurrent liabilities	$—	Other noncurrent liabilities	$—

The amount of gains (losses) recognized in Other Comprehensive Loss consists of the following (dollars in millions):

(11) Derivative Financial Instruments (Continued)

Derivatives designated as hedging instruments	December 31, 2011	December 31, 2010
Cash flow hedging contracts	$18	$(16)

The amount of gains (losses) reclassified from AOCI to Income/Loss (effective portions) consists of the following (dollars in millions):

Derivatives designated as hedging instruments	Income Statement Location	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flow hedging contracts	Interest Expense	$46	$46

Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest on the floating-rate debt obligations affects earnings. Amounts currently included in AOCI will be reclassified to earnings prior to the settlement of these cash flow hedging contracts in 2014. The Company estimates that $46 million of net losses on the interest rate swaps (based on the estimated LIBOR curve as of December 31, 2011) will be reclassified into earnings within the next twelve months. The Company's interest rate swap agreements designated as cash flow hedging contracts qualify as effective hedge relationships, and as a result, hedge ineffectiveness was not material in any of the periods presented.

The effect of the Company's derivatives not designated as hedging instruments on net loss is as follows (dollars in millions):

Derivatives not designated as hedging instruments	Location of Gain Recognized in Income/ Loss on Derivative	2011	2010	2009
Embedded equity conversion rights	Other Income (Expense)—Other, net	$—	$10	$14

(12) Long-Term Debt

As of December 31, 2011 and December 31, 2010, long-term debt was as follows:

(dollars in millions)	December 31, 2011	December 31, 2010
Senior Secured Term Loan*	$2,600	$1,680
Senior Notes due 2014 (9.25%)	807	1,250
Floating Rate Senior Notes due 2015 (4.202% as of December 31, 2011 and 4.344% as of December 31, 2010)	300	300
Senior Notes due 2017 (8.75%)	700	700
Senior Notes due 2018 (10.0%)	640	640
Senior Notes due 2019 (11.875%)	605	—
Senior Notes due 2019 (9.375%)	500	—
Senior Notes due 2019 (8.125%)	1,200	—
Convertible Senior Notes due 2011 (5.25%)	—	196
Convertible Senior Notes due 2012 (3.5%)	—	294
Convertible Senior Notes due 2013 (15.0%)	272	400
Convertible Senior Discount Notes due 2013 (9.0%)	—	295
Convertible Senior Notes due 2015 (7.0%)	200	200
Convertible Senior Notes due 2015 Series B (7.0%)	275	275
Convertible Senior Notes due 2016 (6.5%)	201	201
Commercial Mortgage due 2015 (9.86%)	65	67
Capital Leases	131	29
Other	32	—
Total Debt Obligations	8,528	6,527
Unamortized (Discount) Premium:		
Discount on Senior Secured Term Loan due 2014	(33)	(1)
Premium on Senior Notes due 2014 (9.25%)	3	7
Discount on Senior Notes due 2018 (10.0%)	(11)	(12)
Discount on Senior Notes due 2019 (11.875%)	(10)	—
Discount on Senior Notes due 2019 (9.375%)	(9)	—
Discount on Senior Notes due 2019 (8.125%)	(9)	—
Discount on Convertible Senior Notes due 2011 (5.25%)	—	(20)
Discount on Convertible Senior Notes due 2012 (3.5%)	—	(29)
Discount on Convertible Senior Notes due 2015 (7.0%)	(2)	(3)
Discount due to embedded derivative contracts	(7)	(21)
Total Unamortized (Discount) Premium	(78)	(79)
Carrying Value of Debt	8,450	6,448
Less current portion	(65)	(180)
Long-term Debt, less current portion	$8,385	$6,268

* The interest rate after the effect of the interest rate swap was 2.65% and 2.54% for the $1 billion and $400 million tranches of the term loan as of December 31, 2011 and December 31, 2010, respectively. The $280 million Tranche B Term Loan was prepaid in November 2011 and had an interest rate of 11.5% as of December 31, 2010. The $650 million Tranche B II Term Loan due 2018 and $550 million Tranche B III Term Loan due 2018 that were issued in the fourth quarter of 2011 had an interest rate of 5.75% as of December 31, 2011.

(12) Long-Term Debt (Continued)

The major debt obligations of Global Crossing that were outstanding at the time of the Amalgamation were paid during the fourth quarter of 2011. As of December 31, 2011, $32 million of other debt acquired was outstanding, and the average interest rate on the other debt was 9.41%.

2011 Debt Issuance and Related Redemptions

During the fourth quarter of 2011, in connection with the closing of the Amalgamation (See Note 2—Events Associated with the Amalgamation of Global Crossing), Level 3 Financing, Inc. amended its existing credit agreement to incur an additional $650 million of borrowings through an additional tranche. The Company borrowed the Tranche B II Term Loan from investors at a price of 99% of its principal amount. The net discount of approximately $7 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Tranche B II Term Loan using the effective interest method. The Tranche B II Term Loan accrues interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. The Tranche B II Term Loan will mature on September 1, 2018. The net proceeds from the Tranche B II Term Loan were used to refinance certain existing indebtedness of Global Crossing and for general corporate purposes.

Additionally, during the fourth quarter of 2011, Level 3 Financing, Inc. amended its existing credit agreement to incur an additional $550 million of borrowings through an additional tranche. The Company borrowed the Tranche B III Term Loan from investors at a price of 95% of its principal amount. The net discount of approximately $28 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Tranche B III Term Loan using the effective interest method. The Tranche B III Term Loan will accrue interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. The Tranche B III Term Loan will mature on September 1, 2018. The net proceeds from the Tranche B III Term Loan were used along with cash on hand to refinance the $280 million Tranche B Term Loan that was outstanding under the existing senior secured credit facility and the $274 million aggregate principal amount of Level 3 Communications, Inc.'s 3.5% Convertible Senior Notes due 2012. Debt issuance costs of approximately $14 million and $8 million for the Tranche B II and Tranche B III Term Loans, respectively, were capitalized and are being amortized over the term of these Term Loans using the effective interest rate method.

During the second quarter of 2011, Level 3 Escrow, Inc., an indirect, wholly owned subsidiary of Level 3 Communications, Inc., issued $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 (the "8.125% Senior Notes") at a price of 99.264% of their principal amount. The debt issuance discount of approximately $4 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the notes on or before April 10, 2012, discussed further below, the initial term of the 8.125% Senior Notes was deemed to be through April 2012. When the contingency was resolved, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes.

Additionally, during the third quarter of 2011, Level 3 Escrow, Inc. issued an additional $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 under the same indenture as the 8.125% Senior Notes, which are treated under that indenture as a single series of notes. The new 8.125% Senior Notes due 2019 were priced to investors at 98.545% of their principal amount, plus accrued interest from June 9, 2011 when the original notes were issued, and will mature on July 1, 2019. The debt issuance discount of approximately $9 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the $1.2 billion of 8.125% Senior Notes on or before April 10, 2012, the initial term of these notes was deemed to be through April 2012. When the contingency was resolved in connection with the Amalgamation, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes.

(12) Long-Term Debt (Continued)

The gross proceeds from the offering of the 8.125% Senior Notes were deposited into a segregated escrow account and remained in escrow until the date of the satisfaction of certain escrow conditions including, but not limited to, the substantially concurrent consummation of the Amalgamation and the assumption of the 8.125% Senior Notes by Level 3 Financing, Inc. (the "Notes Assumption"). In conjunction with the completion of the Amalgamation on October 4, 2011 (see Note 2—Events Associated with the Amalgamation of Global Crossing), the escrow conditions were satisfied. Debt issuance costs of approximately $32 million were capitalized and are being amortized over the term of the 8.125% Senior Notes using the effective interest rate method.

During the first quarter of 2011, the Company's wholly owned subsidiary, Level 3 Financing, Inc. issued $500 million aggregate principal amount of its 9.375% Senior Notes due 2019 (the "9.375% Senior Notes") at a price of 98.001% of their principal amount. The net proceeds from the offering, were used to redeem a portion of Level 3 Financing, Inc.'s outstanding 9.25% Senior Notes due 2014 during the second quarter of 2011. The debt issuance discount of approximately $10 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 9.375% Senior Notes using the effective interest method. Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 9.375% Senior Notes using the effective interest rate method.

Additionally, during the first quarter of 2011, in two separate transactions, Level 3 Communications, Inc. issued a total of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 ("11.875% Senior Notes"). The Company issued a portion of its 11.875% Senior Notes to investors at a price of 98.173% of their principal amount. The net proceeds from the issuance of the 11.875% Senior Notes, which included an $11 million debt issuance discount, were used to redeem the Company's 5.25% Convertible Senior Notes due 2011 and exchange the 9% Convertible Senior Discount Notes due 2013 during the first quarter of 2011. The net discount of approximately $11 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 11.875% Senior Notes using the effective interest method. Debt issuance costs of approximately $8 million were capitalized and are being amortized over the term of the 11.875% Senior Notes using the effective interest rate method.

2011 Debt Redemptions, Exchanges, and Conversions

In the fourth quarter of 2011, the Company redeemed the remaining aggregate principal amount of its 3.5% Convertible Senior Notes due 2012 and prepaid the $280 million Tranche B Term Loan under the existing secured credit agreement. The Company recognized a loss on extinguishment of $12 million and $15 million associated with the redemption and prepayment of the 3.5% Senior Convertible Notes due 2012 and the Tranche B Term Loan, respectively.

In the third quarter of 2011, the Company repurchased approximately $20 million of its 3.5% Convertible Senior Notes due 2012 at a price of 98.875% of the principal amount. The Company recognized a loss on extinguishment of less than $1 million.

Additionally, in the third quarter of 2011, certain holders converted approximately $128 million of the Company's 15% Convertible Senior Notes due in 2013 to common equity. Upon conversion, the Company issued an aggregate of approximately 5 million shares of Level 3's common stock on a split adjusted basis, representing the approximately 37 shares per $1,000 note into which the notes were then convertible. The Company also paid an aggregate of approximately $29 million in cash, equivalent to $225 per $1,000 note, representing interest that would have been due from conversion through the maturity date, which was recognized as a loss on inducement and included in the loss on extinguishment of debt. Following the partial conversion of the 15% Convertible Senior Notes, approximately $272 million principal amount of the 15% Convertible Senior Notes due in 2013 remain outstanding. The 15% Convertible Senior Notes due in 2013 are not callable prior to maturity in January 2013.

(12) Long-Term Debt (Continued)

In the second quarter of 2011, in connection with the issuance of the 9.375% Senior Notes due 2019, together with cash on hand, the Company redeemed approximately $443 million aggregate principal amount of its 9.25% Senior Notes due 2014 at a price of 104.625% of the principal amount. The Company recognized a loss on extinguishment for the portion of the aggregate principal amount of its 9.25% Senior Notes due 2014 retired of approximately $23 million.

In the first quarter of 2011, in connection with the issuance of the 11.875% Senior Notes due 2019, the Company redeemed the outstanding $196 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011 at a price of 100.75% of the principal amount and exchanged the outstanding $295 million aggregate principal amount of 9% Convertible Senior Discount Notes due 2013. The Company recognized a loss of $20 million as a result of the redemption of the 5.25% Convertible Senior Notes due 2011 and the exchange of the 9% Convertible Senior Discount Notes due 2013.

2010 Debt Issuances

During the third quarter of 2010, the Company issued $175 million aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 (the "6.5% Convertible Senior Notes"). The net proceeds from the issuance of the 6.5% Convertible Senior Notes were approximately $170 million after deducting debt issuance costs. In connection with the issuance of the Company's 6.5% Convertible Senior Notes, the Company granted an overallotment option to the underwriters to purchase up to an additional $26 million aggregate principal amount of these notes less the underwriting discount. The underwriters exercised the overallotment option in full during the fourth quarter of 2010, and the Company received net proceeds of approximately $25.5 million, after deducting underwriting discounts and commissions. The 6.5% Convertible Senior Notes will mature on October 1, 2016 and have an interest rate of 6.5% per annum with interest payable semiannually on April 1 and October 1, beginning April 1, 2011. Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the 6.5% Convertible Senior Notes using the effective interest rate method.

During the first quarter of 2010, Level 3 Financing, Inc. issued $640 million in aggregate principal amount of its 10% Senior Notes due 2018 (the "10% Senior Notes") in a private offering. The net proceeds from the issuance of the 10% Senior Notes were $613 million after deducting a $13 million discount and approximately $14 million of debt issuance costs. The net proceeds were used to fund Level 3 Financing, Inc.'s purchase of its 12.25% Senior Notes due 2013 (the "12.25% Senior Notes") in a concurrent tender offer and consent solicitation. The 10% Senior Notes will mature on February 1, 2018 and are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (see Note 17—Condensed Consolidating Financial Information). Interest on the notes accrues at 10% per year and is payable on February 1 and August 1 of each year, beginning August 1, 2010.

The offering of the 10% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In June 2010, all of the originally placed notes were exchanged for a new issue of 10% Senior Notes due 2018 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

2010 Tender Offer

In the first quarter of 2010, Level 3 Financing, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $550 million aggregate principal amount of its 12.25% Senior Notes for a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment (the "12.25% Tender Offer"). In connection with the 12.25% Tender Offer, Level 3 and Level 3 Financing, Inc. solicited consents to certain proposed amendments to the indenture governing the 12.25% Senior Notes to eliminate substantially all of the covenants, certain repurchase rights and certain events of default and related provisions contained in the indenture.

Holders of the 12.25% Senior Notes, representing approximately 99.4% of the aggregate principal amount of the outstanding 12.25% Senior Notes, participated in the tender offer. At the expiration of the tender offer, an aggregate principal amount of approximately $547 million of notes had been tendered. The Company redeemed in

(12) Long-Term Debt (Continued)

full the remaining $3 million aggregate principal of the 12.25% Senior Notes, at a redemption price equal to 106.125% of the principal amount thereof, plus accrued and unpaid interest.

The Company recognized a loss associated with the 12.25% Tender Offer of approximately $55 million.

2010 Debt Repayments and Repurchases

In the third quarter of 2010, the Company repaid the $38 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 that matured on July 15, 2010.

In the second quarter of 2010, the Company redeemed all of the outstanding $172 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a price equal to $1,016.70 per $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including the redemption date. The Company used cash on hand to fund the redemption of these notes and recognized a loss on extinguishment of approximately $4 million.

In the first quarter of 2010, the Company repaid $111 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 that matured on March 15, 2010. In addition, in various transactions during the first quarter of 2010, the Company repurchased $3 million in aggregate principal amount of 5.25% Convertible Senior Notes due 2011, the remaining $3 million of its 10.75% Senior Notes due 2011, and $2 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010. Repurchases were made at prices to par ranging from 95% to 100%, and the Company recognized a net loss on these repurchases of less than $1 million.

Senior Secured Term Loans due 2014 and 2018

On March 13, 2007, Level 3 Communications, Inc., as guarantor, Level 3 Financing, Inc., as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain other agents and certain lenders entered into a Credit Agreement, pursuant to which the lenders extended a $1.4 billion senior secured term loan to Level 3 Financing, Inc.. The $1.4 billion senior secured term loan has an interest rate of LIBOR plus an applicable margin of 2.25% per annum. In addition, during the second quarter of 2009, Level 3 Financing, Inc. amended and restated its existing senior secured Credit Agreement to increase the borrowings through the creation of a $280 million Tranche B Term Loan with a current interest rate of LIBOR plus 8.5% per annum, with LIBOR set at a minimum of 3.00%. The senior secured term loan ("Senior Secured Term Loan due 2014") matures on March 13, 2014, with the exception of Tranches B II and B III Term Loans as described below.

The borrower has the option of electing one, two, three or six month LIBOR at the end of each interest period and may elect different options with respect to different portions of the Senior Secured Term Loan due 2014. Interest is payable in cash at the end of each LIBOR period elected in arrears, beginning July 13, 2007, provided that in the case of a six month interest period, interim interest payments are required at the end of the first three months. The interest rate on $1 billion of the Senior Secured Term Loan due 2014 resets quarterly and was 2.65% and 2.54% as of December 31, 2011 and 2010, respectively. The interest rate on $400 million resets quarterly and was 2.65% and 2.54% as of December 31, 2011 and 2010, respectively. The interest rate on the remaining $280 million of the Senior Secured Term Loan due 2014 issued in the second quarter of 2009 and prepaid in November 2011 was 11.5% as of December 31, 2010.

Level 3 Financing, Inc.'s obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business.

The Senior Secured Term Loan due 2014 includes certain negative covenants which restrict the ability of the Company, Level 3 Financing, Inc. and any restricted subsidiary to engage in certain activities. The Senior Secured Term Loan due 2014 also contains certain events of default. It does not require the Company or Level 3 Financing, Inc. to maintain specific financial ratios or other financial metrics.

(12) Long-Term Debt (Continued)

The Company used a portion of the original net proceeds after transaction costs to repay Level 3 Financing, Inc.'s $730 million Senior Secured Term Loan due 2011 under that certain credit agreement dated June 27, 2006. In addition, the Company used a portion of the net proceeds to fund the purchase of certain of its existing debt securities.

Debt issuance costs for the $1.4 billion tranche senior secured term loan of $22 million were capitalized and are being amortized to interest expense over the term of the Senior Secured Term Loan due 2014 using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to $6 million at December 31, 2011.

On October 4, 2011, in connection with the closing of the Amalgamation (See Note 2—Events Associated with the Amalgamation of Global Crossing), Level 3 Financing, Inc. amended its existing credit agreement to incur an additional $650 million of borrowings through an additional Tranche. The Company borrowed the Tranche B II Term Loan from investors at a price of 99% of its principal amount. The net discount of approximately $7 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Tranche B II Term Loan using the effective interest method. The Tranche B II Term Loan accrues interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. Tranche B II Term Loan will mature on September 1, 2018. The net proceeds from the Tranche B II Term Loan were used to refinance certain existing indebtedness of Global Crossing in connection with the consummation of the Amalgamation and for general corporate purposes.

Additionally, on November 10, 2011, Level 3 Financing, Inc. amended its existing credit agreement to incur an additional $550 million of borrowings through an additional Tranche. The Company borrowed the Tranche B III Term Loan from investors at a price of 95% of its principal amount. The net discount of approximately $28 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Tranche B III Term Loan using the effective interest method. The Tranche B III Term Loan will accrue interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. The Tranche B III Term Loan will mature on September 1, 2018. The net proceeds from the Tranche B III Term Loan were used along with cash on hand to prepay the $280 million Tranche B Term Loan that was outstanding under the existing senior secured credit facility and the $274 million aggregate principal amount of Level 3 Communications, Inc.'s 3.5% Convertible Senior Notes due 2012. Debt issuance costs of approximately $14 million and $8 million for the Tranche B II and Tranche B III Term Loans, respectively, were capitalized and are being amortized over the term of the Term Loans using the effective interest rate method. Capitalized debt issuance costs for the Tranche B II and Tranche B III Term Loans remained at$14 million and $8 million at December 31, 2011, respectively.

As of December 31, 2011, the discounts remaining on the Tranche B II and Tranche B III Term Loans, were $6 million and $27 million, respectively.

Level 3 Financing, Inc.'s obligations under the Tranche B II and Tranche B III Term Loans are, subject to certain exceptions, secured by certain of the assets of (i) the Company and (ii) certain of the Company's material domestic subsidiaries which are engaged in the communications business. The Company and certain of its subsidiaries have also guaranteed the obligations of Level 3 Financing, Inc. under the Tranche B II and III Term Loans.

No changes were implemented to any of the restrictive covenants or events of default contained in the existing senior secured credit facility.

9.25% Senior Notes due 2014

On October 30, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $588 million of net proceeds after transaction costs, from a private offering of $600 million aggregate principal amount of its 9.25% Senior Notes due 2014 ("9.25% Senior Notes due 2014") (see Note 17—Condensed Consolidating Financial Information). On December 13, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $661 million of net proceeds after transaction costs and accrued interest, for a second offering of $650 million aggregate principal amount of 9.25% Senior Notes due 2014. These

(12) Long-Term Debt (Continued)

notes together with the $600 million aggregate principal amount of 9.25% Senior Notes due 2014 issued on October 30, 2006 were issued under the same indenture and are treated as a single series of notes. The Company received total net proceeds of $1.239 billion (excluding prepaid interest). The Notes were subsequently registered through a public exchange offer.

The 9.25% Senior Notes due 2014 are senior unsecured obligations of Level 3 Financing, Inc. ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing, Inc. These notes are guaranteed by Level 3 Communications, Inc. The notes will mature on November 1, 2014. Interest on the 9.25% Senior Notes due 2014 accrues at 9.25% interest per year and is payable semi-annually in cash on May 1 and November 1 beginning May 1, 2007. The $600 million of 9.25% Senior Notes due 2014 issued on October 30, 2006 were priced at par. The $650 million of 9.25% Senior Notes due 2014 issued on December 13, 2006 were priced at 101.75% of par plus accrued interest from October 30, 2006, representing an effective yield of 8.86% to the purchasers of these senior notes. The resulting premium of the two issuances of approximately $11 million was reflected as an increase to long-term debt and is being amortized as a reduction to interest expense over the remaining term of the 9.25% Senior Notes due 2014 using the effective interest method. In the second quarter of 2011, the Company redeemed approximately $443 million aggregate principal amount of the 9.25% Senior Notes due 2014 at a price of 104.625% of the principal amount. The Company recognized a loss on extinguishment of the portion of the aggregate principal amount of the 9.25% Senior Notes due 2014 retired of approximately $23 million. As of December 31, 2011, the premium remaining was $3 million.

The 9.25% Senior Notes due 2014 are subject to redemption at the option of Level 3 Financing, Inc. in whole or in part, at any time or from time to time, on or after November 1, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2011	102.213%
2012	100.000%

The 9.25% Senior Notes due 2014 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $23 million were capitalized and are being amortized over the term of the 9.25% Senior Notes due 2014. As a result of amortization, the capitalized debt issuance costs have been reduced to $7 million at December 31, 2011.

Floating Rate Senior Notes Due 2015 and 8.75% Senior Notes due 2017

On February 14, 2007, Level 3 Financing, Inc. received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The Notes were subsequently registered through a public exchange offer. The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are senior unsecured obligations of Level 3 Financing, Inc. ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing, Inc. Level 3 Communications, Inc. and Level 3 Communications, LLC have guaranteed the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes (See Note 17—Condensed Consolidating Financial Information). Interest on the 8.75% Senior Notes accrues at 8.75% interest per year and is payable semi-annually in cash on February 15th and August 15 th beginning August 15, 2007. The principal amount of the 8.75% Senior Notes will be due on February 15, 2017. Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semi-annually. The interest rate was 4.202% at December 31, 2011. Interest on the 2015 Floating Rate Senior notes is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015.

(12) Long-Term Debt (Continued)

At any time prior to February 15, 2012, Level 3 Financing, Inc. may redeem all or a part of the 8.75% Senior Notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the 8.75% Senior Notes so redeemed plus the 8.75% Applicable Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the 8.75% Senor Notes, "8.75% Applicable Premium" means on any redemption date, the greater of (1) 1.0% of the principal amount of such 8.75% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) 104.375% of the principal amount of such 8.75% Senior Notes plus (ii) all required interest payments due on such 8.75% Senior Notes through February 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the 8.75% Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such 8.75% Senior Notes.

The 8.75% Senior Notes are subject to redemption at the option of Level 3 Financing, Inc. in whole or in part, at any time or from time to time, on or after February 15, 2012 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2012	104.375%
2013	102.917%
2014	101.458%
2015	100.000%

The Floating Rate Senior Notes are subject to redemption at the option of Level 3 Financing, Inc. in whole or in part, at any time or from time to time, on or after February 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2011	100.0%

The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $16 million were capitalized and are being amortized over the term of the 8.75% Senior Notes due 2017. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2011.

Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2015. As a result of amortization, the capitalized debt issuance costs have been reduced to $3 million at December 31, 2011.

10% Senior Notes due 2018

On January 20, 2010, Level 3 Financing, Inc. received $613 million proceeds, after deducting a $13 million discount and approximately $14 million of debt issuance costs, from a private offering of $640 million in aggregate principal amount of its 10% Senior Notes due 2018 (the "10% Senior Notes"). The net proceeds were used to fund Level 3 Financing, Inc.'s purchase of its 12.25% Senior Notes due 2013 (the "12.25% Senior Notes") in a concurrent tender offer and consent solicitation. The 10% Senior Notes will mature on February 1, 2018 and are guaranteed by

(12) Long-Term Debt (Continued)

Level 3 Communications, Inc. and Level 3 Communications, LLC (see Note 17—Condensed Consolidating Financial Information). Interest on the notes accrues at 10% per year and is payable on February 1 and August 1 of each year, beginning August 1, 2010. As of December 31, 2011, the discount remaining was $11 million.

As a result of amortization, the capitalized debt issuance costs have been reduced to $12 million at December 31, 2011.

The offering of the 10% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In June 2010, all of the originally placed notes were exchanged for a new issue of 10% Senior Notes due 2018 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

11.875% Senior Notes due 2019

In January 2011, in two separate transactions, Level 3 Communications, Inc. issued a total of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 (the "11.875% Senior Notes"). The Company issued a portion of its 11.875% Senior Notes due 2019 to investors at a price of 98.173% of their principal amount. The net proceeds from the issuance of the 11.875% Senior Notes, which included an $11 million debt issuance discount, were used to redeem the Company's 5.25% Convertible Senior Notes due 2011 and exchange the 9% Convertible Senior Discount Notes due 2013 during the first quarter of 2011. The net discount of approximately $11 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 11.875% Senior Notes using the effective interest method. The 11.875% Senior Notes will mature on February 1, 2019 and are not guaranteed by the Company's subsidiaries. Interest on the notes accrues at 11.875% per year and is payable on April 1 and October 1 of each year, beginning April 1, 2011. Debt issuance costs of approximately $8 million were capitalized and are being amortized over the term of the 11.875% Senior Notes using the effective interest rate method.

As of December 31, 2011, the discount remaining was $10 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $7 million at December 31, 2011.

The 11.875% Senior Notes are subject to redemption at the option of Level 3 Communications, Inc. in whole or in part, at any time or from time to time, prior to February 1, 2015, at 100% of the principal amount of 11.875% Senior Notes so redeemed plus (A) the applicable make-whole premium set forth in the Indenture, as of the redemption date and (B) accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, and on or after April 1, 2015 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 1, of the years indicated below:

Year	Redemption Price
2015	105.938%
2016	102.969%
2017	100.000%

At any time or from time to time on or prior to February 1, 2014, the Company may redeem up to 35% of the original aggregate principal amount of the 11.875% Senior Notes at a redemption price equal to 111.875% of the principal amount of the 11.875% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, with the net cash proceeds contributed to the capital of Level 3 from one or more private placements of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate. However, at least 65% of the original aggregate principal amount of the 11.875% Senior Notes must remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days following such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

(12) Long-Term Debt (Continued)

The offering of the 11.875% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In July 2011, all of the originally placed notes were exchanged for a new issue of 11.875% Senior Notes due 2019 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

9.375% Senior Notes due 2019

On March 4, 2011, the Company's wholly owned subsidiary, Level 3 Financing, Inc., issued $500 million aggregate principal amount of its 9.375% Senior Notes due 2019 (the "9.375% Senior Notes") at a price of 98.001% of their principal amount. The net proceeds from the offering, were used to redeem a portion of Level 3 Financing, Inc.'s outstanding 9.25% Senior Notes due 2014 on April 4, 2011. The debt issuance discount of approximately $10 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 9.375% Senior Notes using the effective interest method. The 9.375% Senior Notes are senior unsecured obligations of Level 3 Financing, Inc. ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing, Inc. The Company and Level 3 Communications, LLC have guaranteed the 9.375% Senior Notes. The 9.375% Senior Notes will mature on April 1, 2019. Interest on the Notes will be payable on April 1 and October 1 of each year, beginning on October 1, 2011. Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 9.375% Senior Notes using the effective interest rate method.

As of December 31, 2011, the discount remaining was $9 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2011.

The 9.375% Senior Notes Due 2019 are subject to redemption at the option of Level 3 Financing, Inc. in whole or in part, at any time or from time to time, prior to April 1, 2015, at 100% of the principal amount of 9.375% Senior Notes so redeemed plus (A) the applicable make-whole premium set forth in the Indenture, as of the redemption date and (B) accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, and on or after April 1, 2015 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning April 1, of the years indicated below:

Year	Redemption Price
2015	104.688%
2016	102.344%
2017	100.000%

At any time or from time to time on or prior to April 1, 2014, Level 3 Financing, Inc. may redeem up to 35% of the original aggregate principal amount of the 9.375% Senior Notes at a redemption price equal to 109.375% of the principal amount of the 9.375% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, with the net cash proceeds contributed to the capital of Level 3 Financing, Inc. from one or more private placements or underwritten public offerings of common stock of the Company resulting, in each case, in gross proceeds of at least $100 million in the aggregate. However, at least 65% of the original aggregate principal amount of the 9.375% Senior Notes must remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days following such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The offering of the 9.375% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In July 2011, all of the originally placed notes were exchanged for a new issue of 9.375% Senior Notes due 2019 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

(12) Long-Term Debt (Continued)

8.125% Senior Notes due 2019

On June 9, 2011, Level 3 Escrow, Inc., an indirect, wholly owned subsidiary of Level 3 Communications, Inc., issued $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019. Level 3 Escrow, Inc. issued the 8.125% Senior Notes due 2019 to investors at a price of 99.264% of their principal amount. The debt issuance discount of approximately $4 million was reflected as a reduction in long-term debt and was amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the notes on or before April 10, 2012, discussed further below, the initial term of the 8.125% Senior Notes was deemed to be through April 2012. When the contingency was resolved, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes. The 8.125% Senior Notes will mature on July 1, 2019 and are not currently guaranteed by any of the Company's subsidiaries. Interest on the notes accrues at 8.125% per year and is payable on January 1 and July 1, beginning on January 1, 2012.

On July 28, 2011, Level 3 Escrow, Inc. issued an additional $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 under the same indenture as the 8.125% Senior Notes issued in June 9, 2011, which are treated under that indenture as a single series of notes. The new 8.125% Senior Notes due 2019 were priced to investors at 98.545% of their principal amount, plus accrued interest from June 9, 2011 when the original notes were issued, and will mature on July 1, 2019. The debt issuance discount of approximately $9 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the$1.2 billion of 8.125% Senior Notes on or before April 10, 2012, the initial term of these notes was deemed to be through April 2012. When the contingency was resolved in connection with the Amalgamation, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes.

The gross proceeds from the offering of the 8.125% Senior Notes were deposited into a segregated escrow account and were to remain in escrow until the date of the satisfaction of certain escrow conditions including, but not limited to, the substantially concurrent consummation of the Amalgamation and the assumption of the 8.125% Senior Notes by Level 3 Financing, Inc. (the "Notes Assumption"). In conjunction with the completion of the Amalgamation on October 4, 2011 (see Note 2—Events Associated with the Amalgamation of Global Crossing), the escrow conditions were satisfied. Debt issuance costs of approximately $32 million were capitalized and are being amortized over the term of the 8.125% Senior Notes using the effective interest rate method. Level 3 Financing, Inc. assumed the obligations under the 8.125% Senior Notes and the notes were reclassified to long-term debt in the third quarter of 2011. Following the release of the escrowed funds in connection with the Notes Assumption, the escrowed funds were used to refinance certain existing indebtedness of Global Crossing in connection with the closing of the Amalgamation.

As of December 31, 2011, the discount remaining was $9 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $31 million at December 31, 2011.

The 8.125% Senior Notes will be subject to redemption at the option of Level 3 Financing, Inc., in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice, (i) prior to July 1, 2015, at 100% of the principal amount of 8.125% Senior Notes so redeemed plus (A) the applicable make-whole premium set forth in the Indenture, as of the redemption date and (B) accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, and on and after April 1, 2015, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) up to, but not including the redemption date, if redeemed during the twelve months beginning April 1, of the years indicated below:

(12) Long-Term Debt (Continued)

Year	Redemption Price
2015	104.063%
2016	102.031%
2017	100.000%

At any time or from time to time after the Notes Assumption and on or prior to April 1, 2014, up to 35% of the original aggregate principal amount of the 8.125% Senior Notes may be redeemed at a redemption price equal to 108.125% of the principal amount of the 8.125% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) up to, but not including the redemption date, with the net cash proceeds contributed from one or more private placements of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate. However, at least 65% of the original aggregate principal amount of the 8.125% Senior Notes must remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days following such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The offering of the 8.125% Senior Notes was not registered under the Securities Act of 1933, as amended, and the 8.125% Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 8.125% Senior Notes were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended, and non-U.S. persons outside the United States under Regulation S under the Securities Act of 1933, as amended.

In connection with the offering of the 8.125% Senior Notes, the Company entered into registration rights agreements pursuant to which agreed to file a registration statement to exchange the offered notes with new notes that are substantially identical in all material respects, and to use commercially reasonable efforts to cause the registration statement to be declared effective no later than 270 days after October 4, 2011. The maximum consideration that could be transferred to the initial purchasers pursuant to the registration rights agreement in the event of a Registration Default, as defined, is special interest on the principal amount of the Senior Notes not to exceed 1% per annum.

15% Convertible Senior Notes due 2013

On December 24, 2008, Level 3 Communications, Inc. received gross proceeds of $374 million and on December 31, 2008, the Company received gross proceeds of $26 million from the issuance of its $400 million 15% Convertible Senior Notes due 2013 ("15% Convertible Senior Notes"). The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. The 15% Convertible Senior Notes were priced at 100% of the principal amount. The 15% Convertible Senior Notes are unsecured and unsubordinated obligations and will rank equally with all the Company's existing and future unsecured and unsubordinated indebtedness. The 15% Convertible Senior Notes will mature on January 15, 2013. Interest on the notes will accrue from the date of original issuance at a rate of 15% per year and will be payable on January 15 and July 15 of each year, beginning on January 15, 2009. The 15% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

The 15% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at a split adjusted conversion price of $27 per share (which is equivalent to a conversion rate of approximately 37 shares of common stock per $1,000 principal amount of the 15% Convertible Senior Notes), subject to adjustment upon certain events, at any time before the close of business on January 15, 2013. If at any time following the date of original issuance of the 15% Convertible Senior Notes and prior to the close of business on January 15, 2013 the closing per share sale price of the Company's common stock exceeds 222.2% of the conversion price then in effect for at least 20 trading days within any 30 consecutive trading day period, the 15% Convertible Senior Notes will automatically convert into shares of Level 3 common stock, plus accrued and unpaid interest (if any) to, but excluding the automatic conversion date, which date will be designated by the Company following such automatic conversion event.

(12) Long-Term Debt (Continued)

Holders of the 15% Convertible Senior Notes may require the Company to repurchase all or any part of their notes upon the occurrence of a designated event at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any.

In addition, if a holder elects to convert its 15% Convertible Senior Notes in connection with certain changes in control, the Company could be required to pay a make-whole premium by increasing the number of shares deliverable upon conversion of such notes. Any make whole premium will have the effect of increasing the number of shares due to holders of the 15% Convertible Senior Notes upon conversion.

In the third quarter of 2011, certain holders converted approximately $128 million of the 15% Convertible Senior Notes to common equity. Upon conversion, the Company issued an aggregate of approximately 5 million shares of Level 3's common stock on a split adjusted basis, representing the approximately 37 shares per $1,000 note into which the notes were then convertible. The Company also paid an aggregate of approximately $29 million in cash, equivalent to $225 per $1,000 note, representing interest that would have been due from conversion through the maturity date, which was recognized as a loss on inducement and included in the loss on extinguishment of debt.

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 15% Convertible Senior Notes. The unamortized debt issuance costs were less than $1 million at December 31, 2011.

7% Convertible Senior Notes due 2015

On June 26, 2009, Level 3 Communications, Inc. issued $200 million aggregate principal amount of 7% Convertible Notes due 2015 under an indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Notes due 2015 were issued in conjunction with the exchange of approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 and approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010. As part of this exchange, Level 3 also paid $78 million in cash, including accrued and unpaid interest for the notes exchanged.

On October 15, 2009, Level 3 issued $275 million aggregate principal amount of 7% Convertible Senior due 2015, Series B under a second supplemental indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Senior Notes due 2015, Series B are substantially similar in all respects to the 7% Convertible Senior Notes due 2015. The 7% Convertible Senior Notes due 2015, together with the 7% Convertible Senior Notes due 2015, Series B are referred to as the "7% Convertible Senior Notes due 2015".

The 7% Convertible Senior Notes due 2015 mature on March 15, 2015 and bear interest at a rate of 7% per annum, payable semiannually in arrears on March 15 and September 15. Interest payments commence for the 7% Convertible Senior Notes due 2015 on September 15, 2009 and on March 15, 2010 for the 7% Convertible Senior Notes due 2015, Series B. The 7% Convertible Senior Notes due 2015 rank equally in right of payment with all other existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

The 7% Convertible Senior Notes due 2015 are convertible into shares of Level 3 common stock, at the option of the holder, at any time prior to maturity, unless previously repurchased or redeemed, or unless Level 3 has caused the conversion rights to expire. The 7% Convertible Senior Notes due 2015 may be converted at the split adjusted rate of approximately 37 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $27 per share.

Upon the occurrence of a designated event (a change of control or a termination of trading), holders of the 7% Convertible Senior Notes due 2015 will have the right, subject to certain exceptions and conditions, to require Level 3 to repurchase all or any part of the 7% Convertible Senior Notes due 2015 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest thereon (if any) to, but excluding, the designated event purchase date. In addition, if an event treated as a change in control of Level 3 occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 7% Convertible Senior Notes due 2015 at a purchase price of 100% of the principal amount, plus a "make whole" premium, by increasing the conversion rate applicable to such 7% Convertible Senior Notes due 2015.

(12) Long-Term Debt (Continued)

Debt issuance costs of $4 million were originally capitalized and are being amortized to interest over the term of the 7% Convertible Senior Notes due 2015 using the effective interest method. The unamortized debt issuance costs were $3 million at December 31, 2011.

6.5% Convertible Notes due 2016

On September 20, 2010, Level 3 Communications, Inc. received $170 million of net proceeds after transaction costs, from a public offering of $175 million aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 (the "6.5% Convertible Senior Notes"). On October 5, 2010, in connection with the underwriters' exercise of the $26 million over-allotment option associated with the 6.5% Convertible Senior Notes, the Company received an additional $25.5 million net proceeds after transaction costs of less than $1 million. The 6.5% Convertible Senior Notes are senior unsecured obligations and rank equally in right of payment with all other existing and future unsubordinated indebtedness of Level 3 Communications, Inc. The 6.5% Convertible Senior Notes will mature on October 1, 2016. Interest on the notes accrues at 6.5% per year and is payable semiannually on April 1 and October 1, beginning April 1, 2011.

The 6.5% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at any time prior maturity, unless previously redeemed, repurchased or unless the Company has caused the conversion rights to expire. The split adjusted conversion rate is approximately 54 shares per each $1,000 principal amount of 6.5% Convertible Senior Notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $18.525 per share. In addition, if a designated event (a change in control or a termination of trading) occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 6.5% Convertible Senior Notes due 2016 at a purchase price of 100% of the principal amount, plus accrued and unpaid interest thereon. If an event treated as a change in control occurs, the Company will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 6.5% Convertible Senior Notes at a purchase price of 100% of the principal amount plus a "make whole" premium, by increasing the conversion rate applicable to such 6.5% Convertible Senior Notes due 2016.

Debt issuance costs of $6 million were originally capitalized and are being amortized to interest expense over the term of the 6.5% Convertible Senior Notes. The capitalized unamortized debt issuance costs remain $5 million at December 31, 2011.

Commercial Mortgage

In the third quarter of 2005, the HQ Realty, Inc., a wholly owned subsidiary of the Company, completed a refinancing of the mortgage on the Company's corporate headquarters. On September 27, 2005, HQ Realty, Inc. entered into a $70 million loan at an initial fixed rate of 6.86% through October 1, 2010, the initial repayment date as defined in the loan agreement ("Commercial Mortgage"). HQ Realty, Inc. received $66 million of net proceeds after transaction costs. During 2010, at the election of HQ Realty, Inc. the maturity term of the Commercial Mortgage was extended to October 1, 2015 and the interest rate adjusted to 9.86%. HQ Realty, Inc. was required to make interest only payments in the first year and began making monthly principal payments in the second year based on a 30-year amortization schedule. HQ Realty, Inc. has deposited $10 million into restricted cash accounts as of December 31, 2011, for future facility improvements and property taxes.

Debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the Commercial Mortgage. The capitalized debt issuance costs were fully amortized as of December 31, 2010.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

Capital Leases

As of December 31, 2011, the Company had $131 million of capital leases, including $104 million related to the Global Crossing Amalgamation. The Company leases certain dark fiber facilities and metro fiber under noncancelable IRU agreements that are accounted for as capital leases. Interest rates on these capital leases approximate 8% on average as of December 31, 2011. Additionally, due to the Amalgamation, the Company had

(12) Long-Term Debt (Continued)

property and equipment leases, and interest rates on these capital leases approximated 9.47% on average as of December 31, 2011.

Covenant Compliance

At December 31, 2011 and 2010, the Company was in compliance with the covenants on all outstanding debt issuances.

Long-Term Debt Maturities

Aggregate future contractual maturities of long-term debt and capital leases (excluding issue discounts, premiums and fair value adjustments) were as follows as of December 31, 2011 (dollars in millions):

2012	$ 65
2013	313
2014	2,232
2015	838
2016	207
Thereafter	4,873
	$8,528

See Note 18—Subsequent Events for additional information.

(13) Employee Benefits and Stock-Based Compensation

The Company records non-cash compensation expense for its outperform stock appreciation rights that it refers to as outperform stock options ("OSO"), restricted stock units and shares, 401(k) matching contributions, and other stock-based compensation associated with the Company's discretionary bonus grants. Total non-cash compensation expense related to these equity awards was $101 million in 2011, $67 million in 2010 and $59 million in 2009.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended December 31, 2011, 2010 and 2009 (dollars in millions):

	2011	2010	2009
OSO	$ 10	$10	$ 7
Restricted Stock Units and Shares	22	19	23
401(k) Match Expense	13	11	16
Restricted Stock Unit Bonus Grant	57	28	14
	102	68	60
Capitalized Noncash Compensation	(1)	(1)	(1)
	$101	$67	$59

OSOs and restricted stock units and shares are granted under the Level 3 Communications, Inc. Stock Plan, as amended (the "Stock Plan"), which term extends through May 20, 2020. The Stock Plan provides for accelerated vesting of stock awards upon retirement if an employee meets certain age and years of service requirements and certain other requirements. Under the Stock Compensation guidance, if an employee meets the age and years of service requirements under the accelerated vesting provision, the award would be expensed at grant or expensed

(13) Employee Benefits and Stock-Based Compensation (Continued)

over the period from the grant date to the date the employee meets the requirements, even if the employee has not actually retired. The Company recognized non-cash compensation expense for employees that met the age and years of service requirements for accelerated vesting at retirement of $12 million, $8 million and $5 million in 2011, 2010 and 2009, respectively.

Effective after the close of trading on October 19, 2011, the Company completed a 1 for 15 reverse stock split (see Note 1—Organization and Summary of Significant Accounting Policies). All share, option, restricted stock unit, warrant and per share price data is presented herein on a split adjusted basis.

Outperform Stock Options

The Company's OSO program was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their OSOs. The Company believes that the OSO program directly aligns management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index, the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. To the extent that Level 3's common stock outperforms the S&P 500® Index, the value of OSO units to a holder may exceed the value of non-qualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	—
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of settlement.

Upon settlement of an OSO, the Company shall deliver or pay to the grantee the difference between the fair market value of a share of Level 3 common stock as of the day prior to the settlement date, less the Adjusted Strike Price (the "Exercise Consideration"). The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the fair market value of a share of Level 3 common stock as of the date prior to the settlement date. Fair market value is defined in the OSO agreement as the closing price per share of Level 3 common stock on the national securities exchange on which the common stock is traded. Settlement of the OSO units does not require any cash outlay by the employee.

Prior to March 31, 2007, OSO awards vested over two years and had a four-year life. Fifty percent of the awards vested at the end of the first year after grant, with the remaining 50% vested over the second year (12.5% per quarter). As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007, OSO units were awarded monthly to employees in mid-management level and higher positions, have a three year life, vest 100% and fully settle on the third anniversary of the date of the award and are valued as of the first day of each month. Recipients have no discretion

(13) Employee Benefits and Stock-Based Compensation (Continued)

on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. During the first quarter of 2010, the Company revised the eligibility criteria and grant schedule for its non-cash compensation. Effective April 1, 2010, the Company's OSOs are granted quarterly to certain levels of management and its restricted stock units are granted annually on July 1 to certain other eligible employees. There were no changes to the vesting schedule, or any other aspects of the non-cash compensation plans.

As of December 31, 2011, there was $9 million of unamortized compensation expense related to granted OSO units. The weighted average period over which this cost will be recognized is 1.9 years.

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the effect of the market conditions and success multiplier of the OSO program. The Company believes that given the relative short life of the OSOs and the other variables used in the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2011	2010	2009
S&P 500 Expected Dividend Yield Rate	1.83%	2.00%	3.00%
Expected Life	3 years	3 years	3 years
S&P 500 Expected Volatility Rate	30%	30%	26%
Level 3 Common Stock Expected Volatility Rate	44%	51%	45%
Expected S&P 500 Correlation Factor	0.39	0.40	0.46
Calculated Theoretical Value	120%	132%	119%
Estimated Forfeiture Rate	20%	20%	20%

The fair value of each OSO unit equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

As described above, recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. The Company estimates the stock price volatility using a combination of historical and implied volatility as Level 3 believes it is consistent with the approach most marketplace participants would consider using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the securities the Company is valuing.

The fair value for OSO units awarded to participants during the years ended December 31, 2011, 2010 and 2009 was approximately $12 million, $10 million and $8 million, respectively.

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

(13) Employee Benefits and Stock-Based Compensation (Continued)

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (years)
				(in millions)	
Balance January 1, 2009	1,053,818	$14.10 - $91.50	$58.50	$ —	1.56
Options granted	477,835	10.50 - 22.65	17.25		
Options forfeited	(154,731)	10.50 - 91.50	48.75		
Options expired	(320,295)	30.45 - 80.85	48.45		
Options exercised	—	—	—		
Balance December 31, 2009	1,056,627	$10.50 - $91.50	$44.25	$5.2	1.55
Options granted	511,082	14.10 - 24.30	19.50		
Options forfeited	(117,362)	10.50 - 91.50	25.80		
Options expired	(393,955)	45.45 - 91.50	76.95		
Options exercised	—	—	—		
Balance December 31, 2010	1,056,392	$10.50 - $51.60	$22.05	$ —	1.73
Options granted	498,618	14.70 - 36.60	23.96		
Options forfeited	(96,174)	10.50 - 51.60	22.36		
Options expired	(140,655)	31.80 - 51.60	44.64		
Options exercised	(29,469)	14.10 - 15.75	14.93		
Balance December 31, 2011	1,288,712	$10.50 - $36.60	$20.51	$1.8	1.53
Options exercisable ("vested"):					
December 31, 2009	219,920	$66.60 - $80.85	$75.15	$ —	N/A
December 31, 2010	—	—	—	$ —	N/A
December 31, 2011	—	—	—	$ —	N/A

N/A—Not Applicable

	OSO units Outstanding at December 31, 2011			OSO units Exercisable at December 31, 2011	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$10.50 - $15.00	316,013	1.42	$14.02	—	$ —
$16.05 - $23.85	739,634	1.45	$20.06	—	$ —
$24.30 - $36.60	233,065	1.91	$30.73	—	$ —
	1,288,712	1.53	$20.51	—	$ —

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500® Index as of December 31, 2011. As noted above, all of the outstanding OSO units granted have an expected life of three years. The total intrinsic value of OSOs outstanding and exercisable based on the Company's performance against the S&P 500 Index was zero, zero, and zero, as of December 31, 2011, 2010 and 2009, respectively.

(13) Employee Benefits and Stock-Based Compensation (Continued)

The total realized value of OSO units settled was $0.4 million, zero and zero for the years ended December 31, 2011, 2010 and 2009, respectively. The Company issued 13,742, zero and zero shares of Level 3 common stock upon the exercise of OSO units for the years ended December 31, 2011, 2010 and 2009, respectively. The number of shares of Level 3 stock issued upon settlement of an OSO unit varies based upon the relative performance of Level 3's stock price and the S&P 500® Index between the initial grant date and settlement date of the OSO unit.

As of December 31, 2011, based on the Level 3 common stock price and post-multiplier values, the Company was obligated to issue no shares for vested and exercisable OSO units.

Restricted Stock and Units

Effective April 1, 2010, restricted stock units and shares are annually granted to certain other eligible recipients, including the Board of Directors, at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded totaled $35 million, $21 million and $16 million for the years ended December 31, 2011, 2010 and 2009, respectively. The fair value of these awards was calculated using the value of the Level 3 common stock on the grant date and are being amortized over the periods in which the restrictions lapse. As of December 31, 2011, unamortized compensation cost related to nonvested restricted stock and restricted stock units was $21 million and the weighted average period over which this cost will be recognized is 3.0 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2009	1,742,253	$48.90
Stock and units granted	907,913	17.25
Lapse of restrictions	(790,289)	46.65
Stock and units forfeited	(264,632)	41.10
Nonvested at December 31, 2009	1,595,245	$33.30
Stock and units granted	1,182,353	17.55
Lapse of restrictions	(594,580)	38.70
Stock and units forfeited	(161,311)	26.55
Nonvested at December 31, 2010	2,021,707	$22.95
Stock and units granted	1,030,676	33.99
Lapse of restrictions	(845,717)	27.79
Stock and units forfeited	(175,883)	27.06
Nonvested at December 31, 2011	2,030,783	$26.25

The total fair value of restricted stock and restricted stock units whose restrictions lapsed in the years ended December 31, 2011, 2010 and 2009 was $24 million, $23 million and $37 million, respectively.

Warrants

As of December 31, 2011, there were warrants to purchase 45,593 shares of Level 3 common stock outstanding with an exercise price of $73.50, expiring in January 2013. All of the warrants are fully vested and compensation expense had been fully recognized in the consolidated statements of operations.

In connection with a prior acquisition, warrants were converted into warrants to purchase shares of Level 3 common stock. The majority of the warrants were exercised during 2007 and the remaining warrants expired in the fourth quarter of 2010.

(13) Employee Benefits and Stock-Based Compensation (Continued)

Defined Contribution Plans

The Company sponsors a number of defined contribution plans. The principal defined contribution plans are discussed individually below. Other defined contribution plans are not individually significant and therefore have been summarized in aggregate below.

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $16,500 in 2011 and $17,000 in 2012. Effective January 1, 2012, the Company matches 100% of employee contributions up to 4% of eligible earnings or applicable regulatory limits. Between March 6, 2009 and December 31, 2011, the Company matched 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits. Prior to March 6, 2009, the Company matched 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The Company's matching contributions are made through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees through the Level 3 401(k) plan. Employees are not able to purchase units in the Level 3 Stock Fund. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested, subject to insider trading rules and regulations. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions, including future contributions. The Company made 401(k) Plan matching contributions of $13 million, $11 million and $16 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company's matching contributions are recorded as non-cash compensation and included in selling, general and administrative expenses.

The Global Crossing Limited Employees' Retirement Savings Plan ("Global Crossing 401(k) Plan") provided 100% matching cash contributions up to the first 1% of eligible compensation and 50% matching contributions up to the next 5% of eligible compensation during the fourth quarter 2011. The Company's contributions to the Global Crossing 401(k) Plan vest immediately. Expenses recorded by the Company relating to the Global Crossing 401(k) Plan for the quarter ended December 31, 2011 were approximately $1 million. Former Global Crossing employees are eligible to participate in the Level 3 401(k) plan starting January 1, 2012.

Other Global Crossing defined contribution plans sponsored by the Company are individually not significant. On an aggregate basis the expenses recorded by the Company relating to these plans was approximately $2 million for the quarter ended December 31, 2011.

Non-Qualified Stock Options ("NQ Options")

On October 4, 2011, as part of the Amalgamation with Global Crossing, the issued and outstanding options to purchase Global Crossing common shares were modified into options to purchase Level 3's common stock. There was no unrecognized compensation expense for NQ Options at the time of the Amalgamation and no additional NQ Options were granted during the period.

Information regarding NQ Options outstanding for the reporting period between October 4, 2011 and December 31, 2011 is summarized below:

(13) Employee Benefits and Stock-Based Compensation (Continued)

	Number Outstanding	Weighted Average Exercise Price
Balance at October 4, 2011	765,585	$10.82
Exercised	(167,395)	$10.93
Balance at December 31, 2011	598,190	$10.79

The following table summarized information concerning outstanding and exercisable NQ Options at December 31, 2011:

		Options Outstanding and Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share
$ 9.53	444,384	1.9	$ 9.53
$14.43	153,806	3.0	$14.43
Total	598,190	2.2	$10.79

The weighted average remaining contractual term was 2.2 years for NQ Options exercisable as of December 31, 2011. The total intrinsic value of NQnb]Options outstanding and exercisable was approximately $4 million as of December 31, 2011. The total intrinsic value of NQ Options exercised between October 4, 2011 and December 31, 2011 was $1 million and Level 3 received $2 million for the exercise of these options.

Defined Benefit Plans

The Company has certain contributory and non-contributory employee pension plans, which are not significant to the financial position or operating results of Level 3. The Company recognizes in its statement of financial condition the funded status of its defined benefit post-retirement plans, which is measured as the difference between the fair value of the plan assets and the benefit obligation. The Company is also required to recognize changes in the funded status within accumulated other comprehensive income, net of tax to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The fair value of the plan assets was $137 million and $39 million as of December 31, 2011 and 2010, respectively. The total benefit obligation was $152 million and $57 million as of December 31, 2011 and 2010, respectively. One of the Company's pension plans split the costs 60%/40% between the Company and the employees, respectively. Therefore, the total funded status was an obligation of $15 million, $10 million attributable to the Company and $5 million attributable to employees, as of December 31, 2011. The total funded status was an obligation of $18 million as of December 31, 2010.

Annual Discretionary Bonus Grant

The Company's annual discretionary bonus program is intended to retain and motivate employees to achieve the Company's financial and business goals. Each participant is provided a target award expressed as a percentage of base salary. Actual awards under the program are based on corporate results as well as achievement of specific individual performance criteria during the bonus plan period, and may be paid in cash, restricted stock units, or a combination of the two, at the sole discretion of the Compensation Committee of the Board of Directors.

As of December 31, 2011, $136 million, including $32 million for the pre-Amalgamation Global Crossing bonus, had been accrued in other current liabilities for this bonus plan, including employer liability for payroll taxes and charges. The Company generally expects to pay out 40% in cash in the first quarter of 2012.

As of December 31, 2010, $59 million had been accrued in other current liabilities for this bonus plan, including employer liability for payroll taxes and charges. The Company paid out $29 million cash and 1.7 million shares in 2011 for this plan.

(13) Employee Benefits and Stock-Based Compensation (Continued)

As of December 31, 2009, $32 million had been accrued in other current liabilities for this bonus plan, including employer liability for payroll taxes and charges. The Company paid out $19 million cash and 0.7 million shares in 2010 for this plan.

(14) Income Taxes

An analysis of the income tax benefit (provision) attributable to loss from continuing operations before income taxes for each of the years in the three year period ended December 31, 2011 follows:

	2011	2010	2009
	(dollars in millions)		
Current:			
United States federal	$ —	$—	$—
State	—	(1)	—
Foreign	(8)	—	—
	(8)	(1)	—
Deferred, net of changes in valuation allowances:			
United States federal	(30)	—	—
State	(1)	—	(1)
Foreign	(2)	92	—
Income tax benefit (provision)	$(41)	$91	$(1)

The United States and foreign components of loss from continuing operations before income taxes are as follows:

	2011	2010	2009
	(dollars in millions)		
United States	$(692)	$(542)	$(519)
Foreign	(94)	(170)	(104)
	$(786)	$(712)	$(623)

(14) Income Taxes (Continued)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss before income taxes for each of the years in the three-year period ended December 31, 2011 follows:

	2011	2010	2009
	(dollars in millions)		
Computed tax benefit at statutory rate	$ 275	$ 250	$ 218
Effect of earnings in jurisdictions outside of US	(13)	(13)	—
Foreign branch tax benefit	17	21	—
State income tax benefit	24	24	20
Change in valuation allowance	(198)	(175)	(255)
Permanent items	(44)	(16)	(4)
Non-cash compensation excess deductions	(18)	—	—
Indefinite-lived assets	(26)	—	—
NOL expiration	(38)	—	—
Other, net	(20)	—	20
Income tax benefit (provision)	$ (41)	$ 91	$ (1)

(14) Income Taxes (Continued)

The components of the net deferred tax assets (liabilities) as of December 31, 2011 and 2010 were as follows:

	2011	2010
	(dollars in millions)	
Deferred Tax Assets:		
Accrued payroll and related benefits	$ 101	$ 77
Deferred revenue	276	285
Unutilized tax net operating loss carry forwards	3,996	2,713
Fixed assets and intangible assets	157	38
Intercompany loss	164	—
Other	193	100
Total Deferred Tax Assets	4,887	3,213
Deferred Tax Liabilities:		
Fixed assets and intangible assets	(542)	(79)
Deferred revenue	(93)	—
Other	(51)	(29)
Foreign branch income	(40)	(40)
Total Deferred Tax Liabilities	(726)	(148)
Net Deferred Tax Assets before valuation allowance	4,161	3,065
Valuation Allowance	(4,252)	(2,978)
Net Deferred Tax (Liability) Asset after Valuation Allowance	$ (91)	$ 87
Balance sheet classification of deferred taxes:		
Net current deferred income tax asset	$ 12	$ —
Net current deferred income tax liability	(3)	—
Net non-current deferred income tax asset	246	87
Net non-current deferred income tax liability	(346)	—
Net Deferred Tax (Liability) Asset after Valuation Allowance	$ (91)	$ 87

For the year ended December 31, 2011, the Company recorded certain immaterial corrections of errors in prior year presentation that resulted in income tax expense of approximately $26 million during the first quarter of 2011 for taxable temporary differences associated with deferred taxes on certain indefinite-lived intangible assets. See Note 1—Organization and Summary of Significant Accounting Policies, *Correction of an Immaterial Error in Prior Consolidated Financial Statements.*

As a result of the Global Crossing Amalgamation, the Company recorded net deferred tax assets of $1.5 billion and deferred tax liabilities of $560 million before valuation allowance. $1.1 billion of the deferred tax asset balance is comprised of carry forward net operating losses. The deferred tax liability balance is comprised primarily of $419 million related to temporary differences created by the additional financial reporting basis of identifiable intangibles and fixed assets. Simultaneously, the Company evaluated the valuation allowance position of the combined entity. The valuation allowance determination involves weighing positive and negative evidence concerning the realizability of the Company's deferred tax assets in each tax jurisdiction. After considering such evidence as the quality and consistency of positive financial results, projections of future taxable income, country-specific economic and political considerations, expiration or limitations of carry forwards, and sources of future taxable income, management concluded that valuation allowances for deferred tax assets of many Global Crossing South American entities and certain Global Crossing European entities are not required. A valuation allowance was retained against U.S. and other foreign jurisdiction deferred tax assets that the Company has concluded under relevant accounting standards that it is not more likely than not that the deferred tax assets are realizable.

(14) Income Taxes (Continued)

As of December 31, 2011, the Company had net operating loss carry forwards of approximately $6.5 billion for U.S. federal income tax purposes without considering the net operating loss carry forwards associated with Global Crossing. While the Company believes the acquisition of Global Crossing did not trigger an ownership change event for the Company, additional transactions that the Company enters into, as well as transactions by existing 5% stockholders and transactions by holders that become new 5% stockholders that the Company does not participate in, could cause the Company to incur a greater than 50 percentage point ownership change by 5% stockholders and, if the Company triggers the above noted Code imposed limitations, such transactions would prevent the Company from fully utilizing NOL carry forwards and certain current deductions to reduce the Company's U.S. federal income taxes.

The valuation allowance for deferred tax assets was approximately $4.2 billion as of December 31, 2011 and $3.0 billion as of December 31, 2010. The net change in the valuation allowance for the year ended December 31, 2010 was approximately $1.3 billion. The change in the valuation allowance from December 31, 2010 to December 31, 2011 is primarily due to the inclusion of the Global Crossing deferred tax assets, additional U.S. federal and state tax NOL resulting from continued operational tax losses, offset by the establishment of fixed asset and intangible deferred tax liabilities related to the step-up in basis, the release of valuation allowance of certain Global Crossing entities in foreign jurisdictions, and the loss carryfoward limitation and forfeiture of Global Crossing tax losses in the U.S. and Germany respectively. The adjustments related to the acquisition of Global Crossing are based on information currently available. The final identification of deferred taxes and the final determination of the purchase price allocation may be significantly different from the preliminary amounts reflected above.

The U.S. federal tax loss carry forwards expire in future years through 2031 and are subject to examination by the tax authorities until three years after the carry forwards are utilized. The U.S. federal tax loss carry forwards expire as follows (dollars in millions):

Expiring December 31,	Amount
2024	$ 533
2025	1,186
2026	1,029
2027	1,508
2028	445
2029	700
2030	703
2031	687
	$6,791

The Company has approximately $4.3 billion of foreign jurisdiction tax loss carry forwards for controlled foreign corporations at December 31, 2011. In addition, the Company has $2.4 billion of foreign jurisdiction tax loss carry forwards associated with foreign corporations that it has elected to disregard for US tax purposes. The majority of these foreign jurisdiction tax loss carry forwards have no expiration period. Finally, the Company has approximately $5.4 billion of gross state tax loss carry forwards with various expiration periods through 2030.

Historically, the majority of the Company's foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the Company's U.S. federal consolidated income tax return. However, all of the foreign assets and operations acquired as part of the Global Crossing Amalgamation are treated for U.S. tax purposes as controlled foreign corporations. With respect to such controlled foreign corporations, the Company provides for United States income taxes on the undistributed earnings

(14) Income Taxes (Continued)

and the other outside basis temporary differences of foreign corporations unless they are considered indefinitely reinvested outside the United States. The amount of temporary differences related to undistributed earnings and other outside basis temporary differences of investments in foreign subsidiaries upon which United States income taxes have not been provided was immaterial.

The Company's liability for uncertain tax positions totaled $15 million at December 31, 2011 and $6 million at December 31, 2010. The Company does not expect that the liability for uncertain tax positions will change significantly during the twelve months ended December 31, 2012; however, actual changes in the liability for uncertain tax positions could be different than currently expected. A reconciliation of the beginning and ending balance of unrecognized tax benefits follows:

(dollars in millions)	Amount
Balance as of December 31, 2008	$ 7
Gross increases—tax positions prior to 2009	—
Gross decreases—settlements with taxing authorities	(2)
Balance as of December 31, 2009	5
Gross increases—tax position prior to 2010	1
Balance as of December 31, 2010	6
Gross increases—Global Crossing tax positions of prior years	11
Gross decreases—tax positions of prior years	(1)
Gross decreases—settlement with taxing authorities	(1)
Balance as of December 31, 2011	$15

The Company, or at least one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service and state and local taxing authorities reserve the right to audit any period where net operating loss carry forwards are available.

The unrecognized tax benefits in the table above do not include accrued interest and penalties of $20 million, $12 million, and $10 million as of December 31, 2011, 2010 and 2009, respectively. The Company's policy is to record interest and penalties related to uncertain tax positions in income tax expense. The Company recognized accrued interest and penalties related to uncertain tax positions in income tax expense in its consolidated statements of operations of approximately zero, $2 million and $1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(15) Segment Information

Accounting guidance for the disclosures about segments of an enterprise defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. The Company's operating segments are managed separately and represent separate strategic business units that offer different products or services and serve different markets. The Company's reportable segments previously included its communications and coal mining business (see Note 1—Organization and Summary of Significant Accounting Policies). In connection with the Global Crossing Amalgamation (see Note 2—Events Associated with the Amalgamation of Global Crossing) and sale of the coal business during the fourth quarter of 2011, the Company reorganized its management reporting structure to reflect the way in which it allocates resources and assesses performance. As a result of these changes, the Company is now comprised of two reportable

(15) Segment Information (Continued)

segments for financial reporting purposes, Level 3 and Global Crossing, representing the stand-alone operations of each legacy business. Other business interests, which are not reportable segments, include corporate assets and overhead costs that are not attributable to a specific segment, and the results of discontinued operations which include the coal mining business (see Note 4—Dispositions). The prior year reportable segment information has been revised to conform with this presentation.

The Company evaluates performance based upon Adjusted EBITDA, as defined by the Company, as net income (loss) from the consolidated statements of operations before (1) income tax benefit (expense), (2) total other income (expense), (3) non-cash impairment charges included within restructuring and impairment charges, (4) depreciation and amortization expense, (5) non-cash stock compensation expense included within selling, general and administrative expenses and (6) discontinued operations.

The data presented in the following tables includes information for the years ended December 31, 2011, 2010 and 2009 for all statement of operations and cash flow information presented, and as of December 31, 2011 and 2010 for all balance sheet information presented. Information related to the acquired business is included from the date of acquisition, and information related to dispositions is included through the date of sale. Revenue and the related expenses are attributed to countries based on where services are provided.

Segment information for the Company's Level 3 and Global Crossing businesses are summarized as follows (in millions):

	Year Ended December 31,		
	2011	2010	2009
Revenue from external customers:			
Level 3	$ 3,679	$3,591	$3,695
Global Crossing	654	—	—
	$ 4,333	$3,591	$3,695
Adjusted EBITDA:			
Level 3	$ 911	$ 849	$ 910
Global Crossing	47	—	—
	$ 958	$ 849	$ 910
Capital expenditures:			
Level 3	$ 443	$ 435	$ 308
Global Crossing	51	—	—
	$ 494	$ 435	$ 308
Depreciation and amortization:			
Level 3	$ 741	$ 870	$ 906
Global Crossing	64	—	—
	$ 805	$ 870	$ 906
Total assets:			
Level 3	$ 8,029	$8,355	
Global Crossing	5,159	—	
	$13,188	$8,355	

(15) Segment Information (Continued)

The following is a summary of geographical information (in millions):

	Year Ended December 31,		
	2011	2010	2009
Revenue from external customers:			
North America	$3,669	$3,275	$3,369
Europe:			
United Kingdom	267	131	134
Germany	72	62	73
Other European Countries	163	123	119
Total Europe	502	316	326
Latin America:			
Brazil	68	—	—
Argentina	23	—	—
Colombia	23	—	—
Other Latin American Countries	44	—	—
Total Latin America	158	—	—
Other	4		
	$4,333	$3,591	$3,695
Long-lived assets:			
North America	$5,338	$5,239	
Europe:			
United Kingdom	613	114	
Germany	348	318	
Other European Countries	596	285	
Total Europe	1,557	717	
Latin America:			
Brazil	434	—	
Argentina	387	—	
Colombia	247	—	
Other Latin American Countries	465	—	
Total Latin America	1,533	—	
Other	512	—	
	$8,940	$5,956	

The majority of North American revenue consists of services delivered within the United States. The majority of European revenue consists of services delivered within the United Kingdom and Germany. The majority of Latin American revenue consists of services delivered within Brazil, Argentina and Colombia. Level 3 revenue from transoceanic services is allocated to Europe and transoceanic revenue from Global Crossing is allocated to Other.

The Company includes all non-current assets, except for goodwill, in its long-lived assets.

Total Level 3 revenue consists of:

1) Core Network Services includes revenue from transport, infrastructure, data, and local and enterprise

(15) Segment Information (Continued)

voice services.

2) Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

3) Other Communications Services includes revenue from managed modem and its related intercarrier compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel.

Total Global Crossing revenue consists of:

1) Invest and Grow services include revenues from the provision of transport, infrastructure, IP and data, voice, and collaboration services to carrier and enterprise customers. These services are sold to those customers directly through business relationships with other carriers, sales agents and system integrators.

2) Wholesale Voice Services and Other services includes revenue from predominantly United States domestic and international long distance voice services to carrier customers.

	Core Network Services	Wholesale Voice Services	Other Communications Services	Total
Level 3 Total Revenue:				
2011				
North America	$2,677	$578	$ 69	$3,324
Europe	325	30	—	355
	$3,002	$608	$ 69	$3,679
2010				
North America	$2,536	$625	$114	$3,275
Europe	291	25	—	316
	$2,827	$650	$114	$3,591
2009				
North America	$2,548	$629	$192	$3,369
Europe	292	34	—	326
	$2,840	$663	$192	$3,695

	Invest and Grow	Wholesale Voice and Other	Total
Global Crossing Total Revenue:			
2011			
North America	$276	$61	$337
Europe	147	2	149
Latin America	167	1	168
	$590	$64	$654

(15) Segment Information (Continued)

The following information provides a reconciliation of Net Income (Loss) to Adjusted EBITDA by reportable segment, as defined by the Company, for the years ended December 31, 2011, 2010 and 2009 (in millions):

2011	Level 3	Global Crossing
Net (Loss) from Continuing Operations	$(769)	$ (58)
Income Tax Expense	33	8
Total Other Expense	808	30
Depreciation and Amortization Expense	741	64
Non-cash Compensation Expense	98	3
Adjusted EBITDA	$ 911	$ 47
Total Net Loss for Reportable Segments		$(827)
Unallocated Corporate Expense		—
Discontinued Operations of Coal Mining Business		71
Consolidated Net Loss		$(756)

2010	Level 3	Global Crossing
Net (Loss) from Continuing Operations	$(617)	$ —
Income Tax Expense	(91)	—
Total Other Expense	620	—
Depreciation and Amortization Expense	870	—
Non-cash Compensation Expense	67	—
Adjusted EBITDA	$ 849	$ —
Total Net Loss for Reportable Segments		$(617)
Unallocated Corporate Expense		(4)
Discontinued Operations of Coal Mining Business		(1)
Consolidated Net Loss		$(622)

2009	Level 3	Global Crossing
Net (Loss) from Continuing Operations	$(605)	$ —
Income Tax Expense	—	—
Total Other Expense	550	—
Depreciation and Amortization Expense	906	—
Non-cash Compensation Expense	59	—
Adjusted EBITDA	$ 910	$ —
Total Net Loss for Reportable Segments		$(605)
Unallocated Corporate Expense		(19)
Discontinued Operations of Coal Mining Business		6
Consolidated Net Loss		$(618)

As the Company continues to integrate the Global Crossing business into its operations as a result of the Amalgamation completed on October 4, 2011, it may need to modify the manner in which components of the Company are evaluated for performance and resource allocation, which in turn, may affect the Company's reportable operating segments in future periods.

(16) Commitments, Contingencies and Other Items

The Company is subject to various legal proceedings and other contingent liabilities that individually or in the aggregate could materially affect its financial condition, future results of operations or cash flows. Amounts accrued for such contingencies aggregate $312 million and are included in "Other" current liabilities and "Other Liabilities" in the Company's consolidated balance sheet as at December 31, 2011. The establishment of an accrual does not mean that actual funds have been set aside to satisfy a given contingency. Thus, the resolution of a particular contingency for the amount accrued may have no effect on the Company's results of operations but could materially adversely affect its cash flows for the affected period.

In accordance with the accounting guidance for contingencies, the Company accrues its estimate of a contingent liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where it is probable that a liability has been incurred and there is a range of expected loss for which no amount in the range is more likely than any other amount, the Company accrues at the low end of the range. The Company reviews its accruals at least quarterly and adjusts them to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In addition, adjustments to the accruals established for Global Crossing's contingent liabilities may be made in connection with the purchase price allocation of acquired assets and assumed liabilities under acquisition accounting, which is expected to be completed no later than October 4, 2012. Any such accrual adjustments would generally not affect results of operations but rather would result in an increase or decrease to goodwill associated with the Global Crossing acquisition.

Below is a description of material legal proceedings and other contingencies pending at December 31, 2011. Although the Company believes it has accrued for these matters in accordance with the accounting guidance for contingencies, contingencies are inherently unpredictable and it is possible that results of operations or cash flows could be materially and adversely affected in any particular period by unfavorable developments in, or resolution or disposition of, one or more of these matters. For those contingencies in respect of which the Company believes that it is reasonably possible that a loss may result that is materially in excess of the accrual (if any) established for the matter, the Company has below either provided an estimate of such possible loss or range of loss or included a statement that such an estimate cannot be made. In addition to the contingencies described below, the Company is party to many other legal proceedings and contingencies the resolution of which is not expected to materially affect its financial condition or future results of operations beyond the amounts accrued.

Rights-of-Way Litigation

The Company is party to a number of purported class action lawsuits involving its right to install fiber optic cable network in railroad right-of-ways adjacent to plaintiffs' land. In general, the Company obtained the rights to construct its networks from railroads, utilities, and others, and has installed its networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the its fiber optic cable networks pass, and that the railroads, utilities, and others who granted the Company the right to construct and maintain its network did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The Company has also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories. The Company has defeated motions for class certification in a number of these actions but expects that, absent settlement of these actions, plaintiffs in the pending lawsuits will continue to seek certification of statewide or multi-state classes. The only lawsuit in which a class was certified against the Company, absent an agreed upon settlement, occurred in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.,* a purported two state class action filed in the United States District Court for the District of Idaho. The *Koyle* lawsuit has been dismissed pursuant to a settlement reached in November, 2010 as described further below.

The Company negotiated a series of class settlements affecting all persons who own or owned land next to or near railroad rights of way in which it has installed its fiber optic cable networks. The United States District Court for the District of Massachusetts in *Kingsborough v. Sprint Communications Co. L.P.* granted preliminary

(16) Commitments, Contingencies and Other Items (Continued)

approval of the proposed settlement; however, on September 10, 2009, the court denied a motion for final approval of the settlement on the basis that the court lacked subject matter jurisdiction and dismissed the case.

In November 2010, the Company negotiated revised settlement terms for a series of state class settlements affecting all persons who own or owned land next to or near railroad rights of way in which the Company has installed its fiber optic cable networks. The Company is currently pursuing presentment of the settlement in applicable jurisdictions. The settlements affecting current and former landowners in the states of Idaho, Illinois, and Alabama have received final court approval and the parties are engaged in the claims process for those states. The settlement has been presented to federal courts in several additional states for approval.

Management believes that the Company has substantial defenses to the claims asserted in all of these actions and intends to defend them vigorously if a satisfactory settlement is not ultimately approved for all affected landowners.

Securities Litigation, Derivative Actions and Related Cases

In February 2009, Level 3 Communications, Inc., certain of its current officers and a former officer were named as defendants in purported class action lawsuits filed in the United States District Court for the District of Colorado, which have been consolidated as In *re Level 3 Communications, Inc. Securities Litigation* (Civil Case No. 09-cv-00200-PAB-CBS). The plaintiffs in each complaint allege, in general, that throughout the purported class period specified in the complaint that the defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaints seek damages based on purported violations of Section 10(b) of the Securities Exchange Act of 1934, Securities and Exchange Commission Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934. On May 4, 2009, the Court appointed a lead plaintiff in the case, and on September 29, 2009, the lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint"). A motion to dismiss the Complaint was filed by the Company and the other named defendants. While the motion to dismiss the Complaint was pending, the court granted the lead plaintiff's motion to further amend the Complaint (the "Amended Compliant"). Thereafter, the Company and the other defendants named in the Amended Complaint filed a motion to dismiss the Amended Complaint with prejudice. The court granted this motion to dismiss with prejudice, and the plaintiff has appealed the decision to the Tenth Circuit Court of Appeals. The decision was affirmed by the Tenth Circuit Court of Appeals in Appellate Case No. 11-1029 on February 6, 2012. Although the plaintiff could seek to further appeal this decision before the U.S. Supreme Court, management believes that the Company would likely prevail in any such appeal.

In March 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and its current officers, and a former officer, were named as defendants in purported stockholder derivative actions in the District Court, Broomfield County, Colorado, which have been consolidated as In *re Level 3 Communications, Inc. Derivative Litigation (Lead Case No. 2009CV59)* (the "State Derivative Action"). On December 11, 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and current officers, and a former officer, were named as defendants in a purported stockholder derivative action in the United States District Court for the District of Colorado in *Iron Workers District Council Of Tennessee Valley & Vicinity Pension Plan v. Level 3 Communications, Inc., et. al.* (*Civil Case No. 09cv02914*) (the "Federal Derivative Action"). The plaintiffs in both actions allege that during the period specified in the complaints the named defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaints seek damages on behalf of the Company based on purported breaches of fiduciary duties for disseminating false and misleading statements and failing to maintain internal controls; unjust enrichment; abuse of control; gross mismanagement; waste of corporate assets; and, with respect to certain defendants, breach of fiduciary duties in connection with the resignation of Kevin O'Hara. The parties in the State Derivative Action have agreed to a temporary stay of all activities pending the outcome of the motion to dismiss or other relevant time periods in the securities litigation described above. Plaintiff Iron Workers has sought leave to voluntarily dismiss the Federal Derivative Action and, on February 2, 2012, the parties filed an Unopposed Joint Motion for Voluntary Dismissal of the Federal Derivative Action which the court preliminarily approved on February 3, 2012. The dismissal sought would be with prejudice as to Plaintiff Iron Workers only, and would have no effect on the State Derivative Action. Management believes that

(16) Commitments, Contingencies and Other Items (Continued)

the complaints have numerous deficiencies, including that each plaintiff failed to make a demand on the Company's Board of Directors before filing the suit, and intends to defend these actions vigorously.

In March 2009, late April 2009 and early May 2009, Level 3 Communications, Inc., the Level 3 Communications, Inc. 401(k) Plan Committee and certain current and former officers and directors of Level 3 Communications, Inc. were named as defendants in purported class action lawsuits filed in the U.S. District Court for the District of Colorado. These cases have been consolidated as *Walter v. Level 3 Communications, Inc., et. al., (Civil Case No. 09cv00658).* The complaint alleges breaches of fiduciary and other duties under the Employee Retirement Income Security Act ("ERISA") with respect to investments in the Company's common stock held in individual participant accounts in the Level 3 Communications, Inc. 401(k) Plan. The complaint claims that those investments were imprudent for reasons that are similar to those alleged in the securities and derivative actions described above.

The parties have negotiated a proposed settlement in the amount of $3.2 million, to be paid by the Company's insurance carrier. The proposed settlement was preliminarily approved by the court on December 13, 2011 and a fairness hearing to consider plaintiff's motion for final approval is scheduled for March 23, 2012. Management believes that the Company has substantial defenses to the claims asserted in this action and intends to defend it vigorously if the settlement is not approved.

Global Crossing Contingencies

As a result of the Global Crossing acquisition, the Company is now exposed to various legal proceedings to which certain Global Crossing subsidiaries are party. The following is a description of Global Crossing's material legal proceedings and other contingencies.

– Peruvian Tax Litigation

Beginning in 2005, one of Global Crossing's Peruvian subsidiaries received a number of assessments for tax, penalty and interest for calendar years 2001 and 2002. Peruvian tax authorities (SUNAT) took the position that Global Crossing incorrectly documented its importations resulting in additional income tax withholding and value-added taxes (VAT). The total amount of the asserted claims, including potential interest and penalties, was $26 million, consisting of $3 million for income tax withholding in connection with the import of services for calendar years 2001 and 2002, $7 million in connection with VAT in connection with the import of services for calendar years 2001 and 2002, and $16 million in connection with the disallowance of VAT credits for periods beginning in 2005. Due to accrued interest and foreign exchange effects, and taking into account the developments described below, the total assessments have increased to $86 million.

Global Crossing challenged the tax assessments during 2005 by filing administrative claims before SUNAT. During August 2006 and June 2007 SUNAT rejected Global Crossing's administrative claims, thereby confirming the assessments. Appeals were filed in September 2006 and July 2007 in the Tax Court, which is the highest administrative authority. In October 2011, the Tax Court issued a ruling regarding VAT, associated penalties and penalties associated with withholding taxes, adjudicating the central issue underlying the assessments in the government's favor, while confirming the assessment in part and denying a portion of the assessment on procedural grounds. Other than an immaterial amount, all assessed items dismissed by the Tax Court in this ruling remain open for reassessment by SUNAT. While this Tax Court ruling applies only to 2002, the Company believes the Tax Court will issue a similar ruling with respect to 2001, and all material amounts likely to be waived due to procedural defects similarly remain open for reassessment.

In November 2011, the Tax Court issued a ruling with respect to assessed 2001 withholding tax, holding that the statute of limitations had run prior to assessment by SUNAT. The Company believes that this adjudication of the withholding tax issue is likely to be final, and the Company expects to win a similar verdict with respect to assessed 2002 withholding tax. Penalties with respect to withholding tax, however, are not time-barred, and were confirmed in the Tax Court's October 2011 ruling.

(16) Commitments, Contingencies and Other Items (Continued)

The Company intends to appeal the Tax Court's October 2011 decision to the judicial court in Peru. The Company has not received Tax Court rulings for all periods, but it has received adjudications of each substantive issue for at least one period. As a result, the Company expects decisions for the remaining open periods to be consistent with decisions already rendered. The Company intends to appeal any Tax Court verdict with respect to 2001 to the extent consistent with the October 2011 decision in the government's favor, and will protest any reassessment of amounts dismissed by the Tax Court on procedural grounds.

– Employee Severance and Contractor Termination Disputes

A number of former employees and third-party contractors have asserted a variety of claims in litigation against certain Latin American subsidiaries of Global Crossing for separation pay, severance, commissions, pension benefits, unpaid vacation pay, breach of employment contracts, unpaid performance bonuses, property damages, moral damages and related statutory penalties, fines, costs and expenses (including accrued interest, attorneys fees and statutorily mandated inflation adjustments) as a result of their separation from the Company or termination of service relationships. Global Crossing is vigorously defending itself against the asserted claims, which aggregate approximately $43 million.

– Brazilian Tax Claims

In December 2004, March 2009 and April 2009, the Sao Paulo state tax authorities issued tax assessments against one of Global Crossing's Brazilian subsidiaries for the Tax on Distribution of Goods and Services ("ICMS") with respect to revenues from leasing movable properties (in the case of the December 2004 and March 2009 assessments) and revenues from the provision of internet access services (in the case of the April 2009 assessment), by treating such activities as the provision of communications services, to which the ICMS tax applies. In September 2002 and July 2009, the Rio de Janeiro state tax authorities issued tax assessments to the same Brazilian subsidiary on identical issues. Global Crossing has filed objections to these assessments, arguing that the lease of assets and the provision of internet access are not communication services subject to ICMS. The objections to the December 2004 and September 2002 assessments have been rejected by the respective state administrative courts, and Global Crossing has appealed those decisions to the judicial courts. The objections to the March, April and July 2009 assessments are still pending final administrative decisions.

The Company is vigorously contesting all such assessments in both states, and in particular, views the assessment of ICMS on revenues from leasing movable properties to be without merit. Nevertheless, the Company believes that it is reasonably possible that these assessments could result in a loss of up to $55 million in excess of the accruals established for these matters.

– Customer Bankruptcy Claim

During 2007 one of Global Crossing's U.S. subsidiaries commenced default and disconnect procedures against a customer for breach of a sales contract for termination of international and domestic wireless and wireline phone service based on the nature of the customer's traffic, which rendered the contract highly unprofitable to Global Crossing. After the process was begun, the customer filed for bankruptcy protection, thereby barring Global Crossing from taking further disconnection actions against it. Global Crossing commenced an adversary proceeding in the bankruptcy court, asserting a claim for damages for the customer's alleged breaches of the contract and for a declaration that, as a result of these breaches, the customer was prohibited from assuming the contract in its reorganization proceedings.

The customer filed several counterclaims against Global Crossing alleging various breaches of contract for attempting improperly to terminate service, for improperly blocking international traffic, for violations of the Communications Act of 1934 and for related tort-based claims. Global Crossing notified the customer that Global Crossing would be raising its rates for certain of the services and filed a motion with the bankruptcy court seeking additional adequate assurance for the rate change, or an order allowing Global Crossing to terminate the customer's service. The customer amended its counter claims to assert claims for breach of contract based upon the rate increase. On July 3, 2008, the Court issued an opinion holding that the agreement did not permit Global Crossing to

(16) Commitments, Contingencies and Other Items (Continued)

increase the rates in the manner it did and that Global Crossing: (a) breached the sales contract in so doing; and (b) was therefore not entitled to additional adequate assurance or an order terminating service. The Court did, however, permit Global Crossing to amend its complaint to plead a rescission claim (which was filed on July 14, 2008) and to assert other defenses.

The Court dismissed the customer's bankruptcy case by order dated November 25, 2009, and retained the adversary proceeding (including the customer's counterclaim), which is still pending. On December 26, 2009, Global Crossing terminated service to the customer. Global Crossing amended its complaint to include allegations relating to the manipulation of traffic data, so called "ANI stripping," and the customer filed an amended answer, affirmative defenses and counterclaims.

On January 14, 2011, Global Crossing filed a motion for summary judgment asserting that the customer is not entitled to recover any damages (other than those based on rescission-type theories) by reason of a limitation of liability provision in the contract and applicable law. On July 22, 2011, the Court issued its decision on the motion. Although the Court held that the limitation of liability provision of the contract was valid and enforceable and barred the customer from pursuing all forms of lost profit damages, the Court refused to exclude the customer's claim for general damages at this point, and is permitting that issue to proceed.

Discovery in the action is now concluded and the Court ordered trial to proceed in three separate phases. Trial of the first set of issues commenced on November 14, 2011. After the Court heard testimony from four witnesses, the matter was adjourned until January 23, 2012 and further testimony was taken for three days. The trial will be continued sometime in the first quarter 2012. The customer's most recent damage estimate ranges from approximately $150 million to approximately $450 million. While the final outcome of this matter is uncertain, the Company believes Global Crossing has good defenses to limit substantially the amount of damages recoverable by the customer, including defenses based upon the limitation of liability provisions in the contract. However, the precise impact of the application of these defenses is unclear and the Company therefore cannot provide an estimate of the possible loss or range of loss in excess of the accrual that has been established for this matter.

Letters of Credit

It is customary for Level 3 to use various financial instruments in the normal course of business. These instruments include letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2011 and December 31, 2010, Level 3 had outstanding letters of credit of approximately $33 million and $22 million, respectively, of which $29 million and $22 million, are collateralized by cash, that is reflected on the consolidated balance sheets as restricted cash. The Company does not believe it is reasonable to estimate the fair value of the letters of credit and does not believe exposure to loss is reasonably possible nor material.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in various price indexes and increases in the landlord's management costs.

The right-of-way agreements have various expiration dates through 2088. Payments under these right-of-way agreements were $135 million in 2011, $127 million in 2010 and $118 million in 2009.

The Company has obligations under non-cancelable operating leases for certain colocation, office facilities and other assets, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2119. Rent expense, including common area maintenance, under non-cancelable lease agreements was $232 million in 2011, $203 million in 2010 and $198 million in 2009.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to

(16) Commitments, Contingencies and Other Items (Continued)

relocate the Company's network and other facilities.

Future minimum payments for the next five years under network and related right-of-way agreements and non-cancelable operating leases for facilities and other assets consist of the following as of December 31, 2011 (dollars in millions):

	Right-of-Way Agreements	Facilities and Other Assets	Total	Future Minimum Sublease Receipts
2012	$142	$ 268	$ 410	$13
2013	74	228	302	12
2014	69	204	273	8
2015	64	179	243	7
2016	59	134	193	6
Thereafter	354	611	965	16
Total	$762	$1,624	$2,386	$62

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for these increases in future periods in the amounts included above.

Certain other right of way agreements are cancelable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2012, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Cost of Access and Third Party Maintenance

In addition, the Company has purchase commitments with third-party access vendors that require it to make payments to purchase network services, capacity and telecommunications equipment. Some of these access vendor commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for maintenance services for certain portions of its network.

The following table summarizes the Company's purchase commitments at December 31, 2011 (dollars in millions):

	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Cost of Access Services	$222	$122	$ 93	$ 6	$ 1
Third-Party Maintenance Services	224	28	43	40	113
Total	$446	$150	$136	$46	$114

(17) Condensed Consolidating Financial Information

Level 3 Financing, a wholly owned subsidiary of the Company, has issued Senior Notes that are unsecured obligations of Level 3 Financing; however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC. Level 3 Communications, LLC will, subject to the receipt of regulatory approval, provide a guarantee of the 8.125% Senior Notes due 2019. See Note 12—Long-Term Debt, for additional information.

(17) Condensed Consolidating Financial Information (Continued)

In conjunction with the registration of the Senior Notes, the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered."

The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and is not intended to present the operating results of those legal entities on a stand-alone basis. Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2011

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 2,367	$2,196	$ (230)	$4,333
Costs and Expense:						
Cost of Revenue	—	—	888	1,036	(218)	1,706
Depreciation and Amortization	—	—	`376	429	—	805
Selling, General and Administrative	2	19	1,269	481	(12)	1,759
Restructuring Charges	—	—	1	10	—	11
Total Costs and Expenses	2	19	2,534	1,956	(230)	4,281
Operating Income (Loss)	(2)	(19)	(167)	240	—	52
Other Income (Expense):						
Interest income	—	—	—	1	—	1
Interest expense	(211)	(471)	(3)	(31)	—	(716)
Interest income (expense) affiliates, net	865	1,423	(2,065)	(223)	—	—
Equity in net earnings (losses) of subsidiaries	(1,346)	(2,241)	122	—	3,465	—
Other income (expense), net	(62)	(38)	9	(32)	—	(123)
Total Other Expense	(754)	(1,327)	(1,937)	(285)	3,465	(838)
Loss before Income Taxes	(756)	(1,346)	(2,104)	(45)	3,465	(786)
Income Tax Expense	—	—	(15)	(26)	—	(41)
Loss from Continuing Operations	(756)	(1,346)	(2,119)	(71)	3,465	(827)
Income From Discontinued Operations, Net	—	—	—	71	—	71
Net Loss	$ (756)	$(1,346)	$(2,119)	$ —	$3,465	$ (756)

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2010

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 2,046	$1,774	$ (229)	$3,591
Costs and Expense:						
Cost of Revenue	—	—	800	851	(217)	1,434
Depreciation and Amortization	—	—	429	441	—	870
Selling, General and Administrative	2	—	1,185	198	(12)	1,373
Restructuring Charges	—	—	1	1	—	2
Total Costs and Expenses	2	—	2,415	1,491	(229)	3,679
Operating Income (Loss)	(2)	—	(369)	283	—	(88)
Other Income (Expense):						
Interest income	—	—	1	—	—	1
Interest expense	(199)	(377)	(2)	(8)	—	(586)
Interest income (expense) affiliates, net	795	1,298	(1,891)	(202)	—	—
Equity in net earnings (losses) of subsidiaries	(1,221)	(2,087)	218	—	3,090	—
Other income (expense), net	5	(55)	1	10	—	(39)
Total Other (Expense)	(620)	(1,221)	(1,673)	(200)	3,090	(624)
Income (Loss) before Income Taxes	(622)	(1,221)	(2,042)	83	3,090	(712)
Income Tax (Expense) Benefit	—	—	(1)	92	—	91
Income (Loss) from Continuing Operations	(622)	(1,221)	(2,043)	175	3,090	(621)
Loss From Discontinued Operations, Net	—	—	—	(1)	—	(1)
Net Income (Loss)	$ (622)	$(1,221)	$(2,043)	$ 174	$3,090	$ (622)

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2009

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Broadwing Financial Services, Inc	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,642	$—	$2,283	$ (230)	$3,695
Costs and Expense:							
Cost of Revenue	—	—	737	—	981	(219)	1,499
Depreciation and Amortization	—	—	412	—	494	—	906
Selling, General and Administrative	2	—	1,108	—	238	(11)	1,337
Restructuring Charges	—	—	9	—	—	—	9
Total Costs and Expenses	2	—	2,266	—	1,713	(230)	3,751
Operating Income (Loss)	(2)	—	(624)	—	570	—	(56)
Other Income (Expense):							
Interest income	—	—	1	—	1	—	2
Interest expense	(211)	(374)	(2)	(1)	(7)	—	(595)
Interest income (expense) affiliates, net	795	1,180	(2,057)	—	82	—	—
Equity in net earnings (losses) of subsidiaries	(1,242)	(2,048)	387	—	—	2,903	—
Other income (expense), net	42	—	4	—	(20)	—	26
Total Other Income (Expense)	(616)	(1,242)	(1,667)	(1)	56	2,903	(567)
Income (Loss) before Income Taxes	(618)	(1,242)	(2,291)	(1)	626	2,903	(623)
Income Tax (Expense) Benefit	—	—	2	—	(3)	—	(1)
Income (Loss) from Continuing Operations	(618)	(1,242)	(2,289)	(1)	623	2,903	(624)
Income From Discontinued Operations, Net	—	—	—	—	6	—	6
Net Income (Loss)	$ (618)	$(1,242)	$(2,289)	$(1)	$ 629	$2,903	$ (618)

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2011

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 2	$ 6	$ 618	$ 292	$ —	$ 918
Restricted cash and securities	—	—	1	9	—	10
Receivables, less allowances for doubtful accounts	—	—	59	589	—	648
Due from (to) affiliates	13,472	14,584	(28,092)	36	—	—
Other	3	16	48	64	—	131
Total Current Assets	13,477	14,606	(27,366)	990	—	1,707
Property, Plant, and Equipment, net	—	—	2,823	5,313	—	8,136
Restricted Cash and Securities	18	—	19	14	—	51
Goodwill and Other Intangibles, net	—	—	481	2,418	—	2,899
Investment in Subsidiaries	(10,718)	(18,467)	3,412	—	25,773	—
Other Assets, net	13	109	6	267	—	395
Total Assets	$ 2,790	$ (3,752)	$(20,625)	$9,002	$25,773	$13,188
Liabilities and Stockholder's Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ —	$ —	$ 37	$ 710	$ —	$ 747
Current portion of long-term debt	—	—	2	63	—	65
Accrued payroll and employee benefits	—	—	116	93	—	209
Accrued interest	50	165	—	1	—	216
Current portion of deferred revenue	—	—	107	157	—	264
Other	—	1	52	104	—	157
Total Current Liabilities	50	166	314	1,128	—	1,658
Long-Term Debt, less current portion	1,533	6,688	22	142	—	8,385
Deferred Revenue, less current portion	—	—	612	273	—	885
Other Liabilities	14	116	146	791	—	1,067
Commitments and Contingencies						
Stockholders' Equity (Deficit)	1,193	(10,722)	(21,719)	6,668	25,773	1,193
Total Liabilities and Stockholder's Equity (Deficit)	$ 2,790	$ (3,752)	$(20,625)	$9,002	$25,773	$13,188

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2010

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 173	$ 7	$ 350	$ 86	$ —	$ 616
Restricted cash and securities	—	—	1	1	—	2
Receivables, less allowances for doubtful accounts	—	—	46	213	—	259
Due from (to) affiliates	11,927	11,424	(26,113)	2,762	—	—
Other	4	10	41	28	—	83
Current assets of discontinued operations	—	—	—	12	—	12
Total Current Assets	12,104	11,441	(25,675)	3,102	—	972
Property, Plant, and Equipment, net	—	—	2,937	2,348	—	5,285
Restricted Cash and Securities	18	—	21	10	—	49
Goodwill and Other Intangibles, net	—	—	543	1,255	—	1,798
Investment in Subsidiaries	(10,437)	(17,176)	3,575	—	24,038	—
Other Assets, net	9	65	6	81	—	161
NonCurrent assets of discontinued operations	—	—	—	90	—	90
Total Assets	$ 1,694	$ (5,670)	$(18,593)	$6,886	$24,038	$8,355
Liabilities and Stockholder's Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ 1	$ —	$ 57	$ 268	$ —	$ 326
Current portion of long-term debt	176	—	2	2	—	180
Accrued payroll and employee benefits	—	—	78	6	—	84
Accrued interest	47	99	—	—	—	146
Current portion of deferred revenue	—	—	115	36	—	151
Other	—	1	45	7	—	53
Current liabilities of discontinued operations	—	—	—	16	—	16
Total Current Liabilities	224	100	297	335	—	956
Long-Term Debt, less current portion	1,612	4,564	24	68	—	6,268
Deferred Revenue, less current portion	—	—	673	63	—	736
Other Liabilities	15	107	154	164	—	440
NonCurrent Liabilities of Discontinued Operations	—	—	—	112	—	112
Commitments and Contingencies						
Stockholders' Equity (Deficit)	(157)	(10,441)	(19,741)	6,144	24,038	(157)
Total Liabilities and Stockholder's Equity (Deficit)	$ 1,694	$ (5,670)	$(18,593)	$6,886	$24,038	$8,355

(17) Condensed Consolidating Financial Information (Continued)

**Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2011**

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(176)	$ (428)	$ 293	$ 699	$—	$ 388
Cash Flows from Investing Activities:						
Capital Expenditures	—	—	(197)	(297)	—	(494)
Decrease (increase) in restricted cash and securities, net	—	—	3	(57)	—	(54)
Proceeds from sale of property, plant, and equipment and other assets	—	—	1	3	—	4
Investments in Global Crossing, net of cash acquired	—	—	—	146	—	146
Net Cash Used in Investing Activities of Continuing Operations	—	—	(193)	(205)	—	(398)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	292	1,586	—	—	—	1,878
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(521)	(755)	—	(341)	—	(1,617)
Increase (decrease) due from affiliates, net	234	(404)	168	2	—	—
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	5	427	168	(339)	—	261
Net Cash Provided by Discontinued Operations	—	—	—	51	—	51
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	—	—	—
Net Change in Cash and Cash Equivalents	(171)	(1)	268	206	—	302
Cash and Cash Equivalents at Beginning of Year	173	7	350	86	—	616
Cash and Cash Equivalents at End of Year	$ 2	$ 6	$ 618	$ 292	$—	$ 918

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2010

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(156)	$(362)	$ 76	$ 781	$—	$ 339
Cash Flows from Investing Activities:						
Capital Expenditures	—	—	(161)	(274)	—	(435)
Decrease in restricted cash and securities, net	—	—	3	—	—	3
Proceeds from sale of property, plant, and equipment and other assets	—	—	2	2	—	4
Net Cash Used in Investing Activities of Continuing Operations	—	—	(156)	(272)	—	(428)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	195	613	—	—	—	808
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(328)	(599)	(1)	(2)	—	(930)
Increase (decrease) due from affiliates, net	226	347	—	(573)	—	—
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	93	361	(1)	(575)	—	(122)
Net Cash Used in Discontinued Operations	—	—	—	(1)	—	(1)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	(8)	—	(8)
Net Change in Cash and Cash Equivalents	(63)	(1)	(81)	(75)	—	(220)
Cash and Cash Equivalents at Beginning of Year	236	8	431	161	—	836
Cash and Cash Equivalents at End of Year	$ 173	$ 7	$ 350	$ 86	$—	$ 616

(17) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2009

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)						
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(142)	$(369)	$(154)	$—	$1,011	$—	$ 346
Cash Flows from Investing Activities:							
Capital Expenditures	—	—	(121)	—	(187)	—	(308)
Decrease in restricted cash and securities, net	—	—	2	—	3	—	5
Proceeds from sale of property, plant, and equipment and other assets	—	—	—	—	1	—	1
Net Cash Used in Investing Activities of Continuing Operations	—	—	(119)	—	(183)	—	(302)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	269	274	—	—	—	—	543
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(518)	(6)	(1)	—	(2)	—	(527)
Increase (decrease) due from affiliates, net	560	99	150	—	(809)	—	—
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	311	367	149	—	(811)	—	16
Net Cash Provided by Discontinued Operations	—	—	—	—	6	—	6
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	—	2	—	2
Net Change in Cash and Cash Equivalents	169	(2)	(124)	—	25	—	68
Cash and Cash Equivalents at Beginning of Year	67	10	555	—	136	—	768
Cash and Cash Equivalents at End of Year	$ 236	$ 8	$ 431	$—	$ 161	$—	$ 836

(18) Subsequent Events

In January 2012, Level 3 Financing, Inc. completed the offering of $900 million aggregate principal of its 8.625% Senior Notes due 2020 (8.625% Senior Notes.) The offering of the 8.625% Senior Notes was not registered under the Securities Act of 1933, as amended, and the 8.625% Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 8.625% Senior Notes were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended, and non-U.S. persons outside the United States under Regulation S under the Securities Act of 1933, as amended.

In February 2012, a portion of the net proceeds from the offering of the 8.625% Senior Notes were used to redeem all of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million. The remaining proceeds constitute purchase money indebtedness under the existing indentures of the Company and will be used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS assets (as defined in the existing senior secured credit agreement and indentures of Level 3), including cash purchase price of any past, pending or future acquisitions.

(19) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2011	2010	2011	2010	2011	2010	2011	2010
	(dollars in millions except per share data)							
Revenue	$ 914	$ 900	$ 913	$ 892	$ 927	$ 895	$1,579	$ 904
Gross Margin	557	529	566	534	585	542	919	552
Operating Income (Loss)	(3)	(38)	3	(27)	7	(18)	45	(5)
Net Loss	(204)	(236)	(180)	(168)	(208)	(164)	(164)	(55)
Loss per share (Basic and Diluted)	$(1.82)	$(2.15)	$(1.58)	$(1.52)	$(1.76)	$(1.48)	$(0.80)	$(0.49)

Loss per share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while loss per share for the year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the loss per share for each of the four quarters may not equal the loss per share for the year.

In the fourth quarter of 2011, the Company completed the Amalgamation of Global Crossing through a tax free, stock for stock transaction and the disposition of its coal mining business. Operating results have been included through the respective dates of acquisition and sale. The Company recognized a loss of of $27 million related to the redemption of the 3.5% Convertible Senior Notes due in June 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan. As a result of a change in the estimated useful lives of certain of the Company's property, plant and equipment, the Company had a reduction in depreciation expense of approximately $74 million, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011. The Company also recognized $11 million of restructuring charges, and $20 million associated with the impairment of certain wireless spectrum licenses.

In the third quarter of 2011, the Company recognized a loss of approximately $30 million related to the conversion of the 15 Convertible Senior Notes due 2013 and the repurchase of the 3.5% Senior Notes due 2012.

During the second quarter of 2011, the Company recognized a loss of approximately $23 million related to the retirement of its 9.25% Senior Notes due 2014.

During the first quarter of 2011, the Company recognized a loss of approximately $20 million related to the redemption of the 5.25% Convertible Senior Notes due 2011 in February 2011 and exchange of the 9.0% Convertible Senior Discount Notes due 2013.

In the first quarter of 2010, the Company recognized a $55 million loss on the early extinguishment of debt associated with the tender offer to repurchase the outstanding 12.25% Senior Notes. The Company also recognized a $4 million loss during the second quarter of 2010 as a result of the redemption of its 10% Convertible Senior Notes due 2011.

In fourth quarter of 2010, the Company recognized a $93 million tax benefit primarily as a result of releasing valuation allowances associated with net operating loss carryforwards from its foreign subsidiaries.

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INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEBSITE
Additional corporate information including company history, current and historic financials, and press releases, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the New York Stock Exchange under the symbol LVLT.

As of March 30, 2012, there were 216,217,175 shares of Common Stock issued and outstanding. There were 7,513 stockholders of record.

Level 3 Communications Annual Meeting of Stockholders

May 24, 2012 at 9:00 AM

Level 3 Communications
Headquarters
1025 Eldorado Boulevard
Broomfield, Colorado

Doors open at 8:30 AM

Complimentary parking is available on the top level of the Level 3 campus parking garage.



BOULDER
96TH ST.
36
287
25
N
NORTHWEST PARKWAY
E-470 TOLLWAY
76
Level(3)
ELDORADO BLVD.
JEFFCO AIRPORT
DENVER INTERNATIONAL AIRPORT
270
PENA BLVD.
70
70
25
DENVER CENTRAL BUSINESS DISTRICT

Please register if you plan to attend the Level 3 Annual Stockholder Meeting:

- Phone: 720-888-2518
- Internet: www.Level3.com/annualmeeting

FROM THE EAST

Take I-70 West to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM THE WEST

Take I-70 East to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DENVER INTERNATIONAL AIRPORT

Exit Airport via Pena Blvd. to Exit # 6B to Fort Collins/E-470 Tollway. E-470 eventually becomes the Northwest Parkway. There are automatic tolls collected along E-470. Northwest Parkway ends and becomes Interlocken Loop, which will cross over US 36. Follow this road to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM BOULDER

Take US 36 East, exit Interlocken Loop/Storagetek Drive and turn right. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DOWNTOWN DENVER

Take I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

Level(3) COMMUNICATIONS

www.Level3.com